2024
Notice of Annual Meeting & Proxy Statement

Johnson&Johnson

March 13, 2024

Notice of Annual Meeting & Proxy Statement

Time
Thursday, April 25, 2024
10:00 a.m., Eastern Time

Location
www.virtualshareholdermeeting.com/JNJ2024

Record Date
February 27, 2024

Voting
You are eligible to vote if you were a shareholder of record at the close of business on February 27, 2024. Ensure that your shares are represented at the meeting by voting in one of several ways:



To vote **via the internet** prior to the meeting, go to the website listed on your proxy card or notice.



To vote **by phone**, call the telephone number specified on your proxy card or on the website listed on your notice.



If you received paper copies of your proxy materials, mark, sign, date and return your proxy card in the postage-paid envelope provided to vote **by mail**.

Whether or not you plan to attend the Annual Meeting, we call on you to vote and submit your proxy in advance of the meeting by using one of the methods described above.

Items of business

1 Elect the 13 nominees named in this Proxy Statement to serve as Directors for the coming year.

2 Vote, on an advisory basis, to approve named executive officer compensation.

3 Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024.

4-5 Vote on the two shareholder proposals contained in this Proxy Statement, if properly presented at the Annual Meeting.

Transact such other matters as may properly come before the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

You are invited to attend the Annual Meeting of Shareholders of Johnson & Johnson.

The 2024 Annual Meeting will be held online in a virtual format.

You or your proxyholder will be able to attend the 2024 Annual Meeting online, vote and submit questions by visiting **www.virtualshareholdermeeting.com/JNJ2024** and using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials.

By order of the Board of Directors,

Marc Larkins
Worldwide Vice President, Corporate Governance
Corporate Secretary

Important notice regarding the availability of Proxy Materials for the
Annual Meeting of Shareholders of Johnson & Johnson
to be held on April 25, 2024.

The Proxy Statement and Annual Report to Shareholders are available at
www.investor.jnj.com/asm

Table of contents

Index of frequently requested information (alphabetical)

Our Credo

We believe our first responsibility is to the patients, doctors and nurses, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to provide value, reduce our costs and maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our business partners must have an opportunity to make a fair profit.

We are responsible to our employees who work with us throughout the world. We must provide an inclusive work environment where each person must be considered as an individual. We must respect their diversity and dignity and recognize their merit. They must have a sense of security, fulfillment and purpose in their jobs. Compensation must be fair and adequate and working conditions clean, orderly and safe. We must support the health and well-being of our employees and help them fulfill their family and other personal responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide highly capable leaders and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must help people be healthier by supporting better access and care in more places around the world. We must be good citizens - support good works and charities, better health and education, and bear our fair share of taxes. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed, investments made for the future and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson&Johnson

A message from our Lead Director

Dear fellow shareholders,

It has been my pleasure to serve as Lead Director of this historic and impactful company since 2012. As I prepare to transition out of the role, there are several notable accomplishments over the last decade but the one that stands out is the 2023 separation of Kenvue Inc. into an independent, publicly traded company. Johnson & Johnson has emerged as a two-segment company with a new brand identity focused exclusively on healthcare and uniquely positioned to lead the next wave of innovation.

Since my service began as Lead Director and during this period of significant change, the Board has maintained its enduring commitment to sound governance and incorporating shareholder feedback, which together have helped position the Company for long-term success.

Completion of the Kenvue separation

Since late 2021, the Board has devoted considerable time to overseeing the planning and execution of the Consumer Health separation. After approving moving forward with preparations for the planned separation, the Board created the Consumer Health Special Committee to review and evaluate terms of the transaction, provide guidance to management and advisors, and make recommendations to the Board.

In May 2023, the Board proudly supported the Company in executing one of the largest and most complex initial public offerings and subsequent separations in history with Kenvue Inc.'s listing on the NYSE. Together with the exchange offer in July, the transaction resulted in $13.2 billion in cash proceeds for the Company and an approximately 7% reduction in the Company's outstanding shares. This was a historic achievement for the Company and laid a firm foundation for the future as a two-segment company.

Enthusiasm for the next chapter

As the Company looked to the future with an exclusive focus on delivering medicines and medical technologies, the Board, alongside management, began executing on plans for continued long-term growth and success. The Board championed the Company's investment in data science and digital capabilities as foundational to its innovation goals. Over the last five years, the Company's investment in innovation and growth has amounted to more than $60 billion in research and development, $30 billion in mergers and acquisitions, and $2 billion in licensing deals.

Leadership transition

With this foundation firmly in place, I could not be more pleased to have Marillyn Hewson assume the role of Lead Director. During the last five years working with Marillyn on the Board, I have observed her strong leadership, thoughtfulness while engaging with shareholders, and commitment to the long-term success of the Company. These attributes will serve the Board, management and our shareholders well for years to come.

Your vote matters

We are extremely excited for Johnson & Johnson's future, and the Board is unwavering in its support of the Company's commitment to tackling the world's toughest health challenges.

In my letter last year, I highlighted the importance of listening to our stakeholders including reviewing our voting results each year. Your vote is important, and on behalf of the Board, I encourage you to review the voting recommendations in this Proxy Statement, and I welcome your perspectives throughout the year.

Sincerely,

Anne M Mulcahy

Anne Mulcahy
Lead Director



Living into Our Credo

Since 1943, Our Credo has served as Johnson & Johnson's moral compass and a durable expression of our values. True to its text, we have found that if we hold ourselves responsible to all with whom we interact – patients, doctors, nurses, employees and our communities – our business will make a sound profit for our shareholders. Johnson & Johnson is the world's largest, most diversified healthcare products company, and with that comes significant responsibility – we have the expertise and reach to advance progress on some of the most difficult global health challenges. We therefore strive each year to make meaningful contributions to each of the pillars memorialized in Our Credo, including the following:

Meeting the needs of patients, doctors and nurses

Delivering on our commitment to product access	**Responsible to our patients**	**Supporting those who use and deliver our products**
~800,000	**>2.4 billion**	**>1 million**
courses of SIRTURO, our multi-drug resistant tuberculosis treatment, delivered to patients since 2014.	doses of Vermox delivered since 2006 treating up to	healthcare workers trained and reached in the last three years.
	100 million	
	women of reproductive age and children annually for soil-transmitted helminths.	

Empowering our employees

Providing opportunity for development and advancement	**Supporting health and well-being**	**Connecting talent from within**
Develop	**Support**	**Grow**
Promoted personal and career development by hosting our first dedicated Global Learning Day for all employees.	Extended additional leave benefits for employees to support caregiving (10 days), bereavement for immediate family members (30 days) and community volunteering (4 days).	In 2023, ~4,000 short-term assignments filled, enabling employees to upskill in new substantive areas, and ~1,700 mentor/mentee matches occurred.

Enriching the communities in which we live and work

Acted on environmental commitments	**Improved access and care**	**Promoted environmental innovation**
>65%	**>$80 million**	**11 countries**
of Johnson & Johnson's global electricity needs come from renewable sources, including 100% for our sites in Europe.	invested since 2020 in U.S. community-based programs addressing racial health inequities.	have hospitals partnering with Johnson & Johnson on our recycling program for single-use medical devices.

Delivering for our stockholders

25 Innovative Medicine products and MedTech platforms > $1 billion in annual sales

Innovative Medicine (13)[1]   ### MedTech (12)



A strong, consistent, sustainable business

>60%	**61**	**>65%**	**2**	**>20**
5-year free cash flow returned to shareholders[2,5]	Consecutive years of dividend increases	of sales come from #1 or #2 global market share position	New Innovative Medicine product approvals in 2023	MedTech pipeline programs with eNPV greater than $100M

Sales[3] by geographic area
Dollars in billions



- ■ U.S.   ■ International

Net earnings[3]
Dollars in billions



- ■ GAAP: Net Earnings   — Non-GAAP[4]: Adjusted Net Earnings

Earnings per share[3]
Dollars



- ■ GAAP: EPS   — Non-GAAP[4]: Adjusted EPS

Note: All data included is based on 2023 full year unless noted otherwise. Reference Non-GAAP reconciliation schedules in the Investors section at investor.jnj.com. Sales figures may not sum to total due to rounding.

[1]   SIMPONI includes SIMPONI and SIMPONI ARIA.

[2]   Includes impact of dividend payments and share repurchases. Representative of 2019-2023.

[3]   Results have been recast to reflect the continuing operations of Johnson & Johnson.

[4]   Non-GAAP measure; excludes intangible amortization expense and special items.

[5]   Non-GAAP measure; defined as cash flow from operations less capital expenditures.

Separation milestones & accomplishments

- Executed one of the largest and most complex initial public offerings (IPO) and subsequent separations in history.
- Separation completed within 21 months of announcement despite heightened market volatility.
- Generated $13.2B in cash proceeds through Kenvue debt offering and IPO.
- Reduced Johnson & Johnson outstanding share count by ~191MM (~7%) without the use of cash and in a tax-free manner.

2024 Proxy Statement – summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. Please read the entire Proxy Statement carefully before voting.

1 Election of 13 Director nominees

- Diverse slate of Director nominees with broad and relevant leadership experience.
- All nominees are independent, except the Chairman and CEO.
- Average director tenure is five and a half years, with frequent refreshment.

✓ **The Board recommends a vote FOR each Director nominee.**
  See page 13

Director snapshot



Independence

92% Independent

12

■ Independent



Diversity

62% Diverse

6

2 3

■ Women
■ African-American/ Black
■ Hispanic/Latino



Average age

64 years old

2
3
8

■ 50s
■ 60s
■ 70s



Average tenure

5.5 years

4
2
2
5

■ 0-2 years
■ 3-5 years
■ 6-9 years
■ 10+ years

Director skills

 **7** out of 13 Academia/ Government	 **5** out of 13 Digital	 **12** out of 13 Executive Leadership	 **9** out of 13 Financial	 **8** out of 13 Healthcare Industry
 **9** out of 13 International Business/Strategy	 **6** out of 13 Marketing/Sales	 **8** out of 13 Regulatory	 **8** out of 13 Science/ Technology	

2 Advisory vote to approve named executive officer compensation (Say on Pay)

- The Compensation & Benefits Committee provides independent oversight with the assistance of an independent external advisor.
- Executive compensation targets are determined based on an annual review of publicly available information and executive compensation surveys among the executive peer group.

✓ **The Board recommends a vote FOR this proposal.**
  See page 55

Base salary, annual incentive and long-term incentives

Below we describe the components of our total direct compensation, how we determine each component's amount and why we pay them.

Component	Form	Vesting / performance period	How amount is determined	Why we pay each component

Base salary	Cash	Ongoing	• We base salary rates on:
			  • Competitive data
			  • Scope of responsibilities
			  • Work experience
			  • Time in position
			  • Internal equity
			  • Individual performance
				• Recognizes job responsibilities.

Annual incentive	Cash	1 year	• We set target awards as a percent of salary based on competitive data. • We determine award payouts based on business and individual performance.	• Motivates attainment of our near-term priorities, consistent with our long-term strategic plan.
Long-term incentives	Equity	3 years (options: 10-year term)	• We set target awards as a percent of salary based on competitive data. • We grant long-term incentives based on business and individual performance, contribution and long-term potential. • We determine payouts based on achievement of long-term operational goals, total shareholder return (TSR) and share price appreciation.	• Motivates attainment of our long-term goals, TSR and share price growth. • Retains executives.

Long-term incentives

Below we describe the forms of long-term incentives we use for our named executive officers, their weighting, performance periods, how the payouts are determined and why we use them.

Long-term incentive form	Mix	Vesting / performance period	How payouts are determined	Why we use them
Performance share units (PSUs)	60%	• 0% to 200% vested three years after grant	• **1/2 Earnings per share:** three-year cumulative adjusted operational EPS. • **1/2 Relative TSR:** three-year compound annual growth rate versus the competitor composite peer group. • **Share price**	• Aligns with our long-term objective of growing quality earnings. • Reflects overall TSR outcomes relative to our competitors. • Ties PSU value directly to the share price.
Options	30%	• 1/3 of grant vests per year • 10-year term	• **Share price appreciation**	• Motivates share price appreciation over the long-term. • Reinforces emphasis on long-term growth aligned with our objectives.
Restricted share units (RSUs)	10%	• 1/3 of grant vests per year	• **Share price**	• Ties RSU value directly to the share price.

Notes:

• Cumulative adjusted operational EPS is a non-GAAP measure. See page 88 for details.

• No dividend equivalents are paid on our PSUs, options or RSUs.

• Beginning with the February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date. Options and RSUs granted before February 13, 2023 are 100% vested on the third anniversary of the grant date.

2023 Say on Pay results

Approximately 93.2% of shares voted supported Say on Pay at our Annual Meeting in 2023. We continued to discuss our executive compensation program with our shareholders during the 2023 engagement cycle, and we describe in more detail our Say on Pay results, what we heard and what we did on page 61.

3   Ratification of appointment of independent registered public accounting firm

- PricewaterhouseCoopers LLP is an independent accounting firm with the breadth of expertise and knowledge necessary to effectively audit our business.
- Independence supported by periodic mandated rotation of the audit firm's lead engagement partner.
- New lead engagement partner selected in connection with the mandated rotation every five years.

✓ **The Board recommends a vote FOR this proposal.**
See page 123

4   Shareholder proposal - gender-based compensation gaps and associated risks

- Johnson & Johnson has long been a leader in employee benefits programs, which remain among the best in our industry.
- The proposal does not identify a gap in coverage with respect to the Company's benefits and the purported risk is not relevant to the Company's operations.

✗ **The Board recommends a vote AGAINST this proposal.**
See page 126

5   Shareholder proposal - impact of extended patent exclusivities on patient access

- Johnson & Johnson uses patents to enable continued innovation in support of patient access and choice.
- Johnson & Johnson has already demonstrated a strong commitment to expanding patient access to its products.
- Despite this proposal receiving limited support in 2023, Johnson & Johnson increased its patent-related disclosures following the 2023 Annual Meeting of Shareholders.

✗ **The Board recommends a vote AGAINST this proposal.**
See page 128

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Board of Directors and corporate governance

1 Election of Directors

There are 13 Director nominees for election at our 2024 Annual Meeting to hold office until the next Annual Meeting and until their successors have been duly elected and qualified.

All of the Director nominees, with the exception of Mr. Woods, were elected to the Board at the last Annual Meeting. All Director nominees are currently serving as Directors of the Company. Mr. Woods was appointed to the Board in November 2023.

✓ **The Board of Directors recommends a vote FOR election of each of the below-named Director nominees.**

2024 Board nominees


D. Adamczyk


M. C. Beckerle


D. S. Davis


J. A. Doudna


J. Duato


M. A. Hewson


P. A. Johnson


H. Joly


M. B. McClellan


A. M. Mulcahy


M. A. Weinberger


N. Y. West


E. A. Woods

Director nomination process and Board refreshment

Board refreshment and composition is an area of particular focus at Johnson & Johnson. The Board has a proven record of strategic and consistent refreshment, seeking new Directors with appropriate skills, qualifications and backgrounds consistent with the criteria established in our Principles of Corporate Governance, available at www.investor.jnj.com/corporate-governance. The Board also ensures that new Directors are able to dedicate sufficient time to the Board and deliver a high level of performance of their duties.

The Board has welcomed eight new directors in the past five years, including Mr. Woods in November 2023. Mr. Woods was identified as a potential nominee by members of the Board. The Nominating & Corporate Governance Committee conducted a thorough review of Mr. Woods before recommending him for appointment to the Board and for nomination at the 2024 Annual Meeting. Mr. Woods' experience as a leader of large, complex organizations, his deep background in healthcare and his diverse set of skills further identified in the skills matrix on page 16 of this Proxy Statement position him to be an effective addition to the Board.

The Board has a policy of mandatory director retirement at age 72. The Nominating & Corporate Governance Committee recommended and the Board approved that the policy be waived for Mr. Davis for one year. This decision took into account Mr. Davis' extensive knowledge and experience and his ability to contribute to a stable transition of the Audit Committee Chair role.

Understanding the importance of Board composition and refreshment for effective oversight, the Nominating & Corporate Governance Committee strives to maintain a diverse Board of Directors, reflecting differences in skills, regional and industry experience, perspectives, background, race, ethnicity, gender and other characteristics that are applicable to our Company's business strategy. The Nominating & Corporate Governance Committee annually considers the size, composition, and needs of the Board, reviews potential candidates for the Board and recommends Director nominees for approval.

The Nominating & Corporate Governance Committee considers suggestions from many sources, including shareholders, regarding potential candidates to serve on the Board. All recommendations, together with appropriate biographical information, should be submitted to the Office of the Corporate Secretary at our principal office address as set forth on page 134. Candidates proposed by shareholders are evaluated by the Nominating & Corporate Governance Committee in the same manner as other potential candidates.

Director qualifications

Candidates for the Board should meet the following criteria:

- The highest ethical character and share Our Credo values.
- Strong personal and professional reputation consistent with our image and reputation.
- Proven record of accomplishment within candidate's field, with superior credentials and recognition.
- Leadership of a major complex organization, including scientific, government, educational and other non-profit institutions.

The Board also seeks directors who:

- Are widely recognized leaders in the fields of medicine or biological sciences, including those who have received the most prestigious awards and honors in their fields.
- Have expertise and experience relevant to our business and the ability to offer advice and guidance to the CEO based on that expertise and experience.
- Are independent, without the appearance of any conflict in serving as a director, and independent of any particular constituency, with the ability to represent all shareholders.
- Exercise sound business judgment.
- Are diverse, reflecting differences in skills, regional and industry experience, background, race, ethnicity, gender and other unique characteristics.

Board and Committee evaluations

Board and Committee self-evaluations are critical to help ensure the continued effective functioning of the Board. Our Principles of Corporate Governance also require that the Board and each committee conduct an annual self-evaluation. These self-evaluations are intended to facilitate a candid assessment and discussion by the Board and each Committee of its effectiveness in fulfilling its responsibilities.

Collection of feedback

At the end of 2023, the Chief Human Resources Officer met with each Director individually to collect feedback on the Board's responsibilities, structure, composition, procedures, priorities, culture and engagement.



Anonymous Director comments and feedback

Directors had the opportunity to provide anonymous written comments through secure technology to enable additional candid feedback.



Assessment of feedback

In all cases, input from the evaluations was summarized and discussed with the Board. Committee members engage in an annual self-evaluation process during an executive session of each committee.



Discussion and implementation of results

The results of the evaluations were positive and affirming, with only minor administrative action items and a continued focus on Board refreshment and composition. Upon completion of the self-evaluation, each committee chair shares the results and any follow-up actions with the Board.

Nominee skills, expertise and background

Skills and expertise	D. Adamczyk	M.C. Beckerle	D. S. Davis	J. A. Doudna	J. Duato	M. A. Hewson	P. A. Johnson	H. Joly	M. B. McClellan	A. M. Mulcahy	M. A. Weinberger	N. Y. West	E. A. Woods
Academia/Government		■		■			■	■	■		■	■	
Digital	■				■			■		■	■		
Executive Leadership	■	■	■		■	■	■	■	■	■	■	■	■
Financial	■	■	■		■	■		■		■	■		■
Healthcare Industry		■	■	■	■		■		■			■	■
International Business/Strategy	■		■		■	■		■		■	■	■	■
Marketing/Sales	■		■		■	■		■		■			
Regulatory	■	■		■	■	■			■		■	■	
Science/Technology	■	■	■	■			■		■	■		■	

Background

Background	D. Adamczyk	M.C. Beckerle	D. S. Davis	J. A. Doudna	J. Duato	M. A. Hewson	P. A. Johnson	H. Joly	M. B. McClellan	A. M. Mulcahy	M. A. Weinberger	N. Y. West	E. A. Woods
Independent	I	I	I	I		I	I	I	I	I	I	I	I
Age	58	69	72	60	61	70	64	64	60	71	62	62	59
Tenure (years)	2	8	9	5	2	4	1	4	10	14	4	3	<1

Multidisciplinary skills categories

Academia/Government
Leadership or senior advisory position in government or with an academic institution (either in an administrative or faculty role)

Financial
Significant experience in positions requiring financial knowledge and analysis, including in accounting, corporate finance, treasury functions and risk management from a financial perspective

Marketing/Sales
Strategic or management experience involving the marketing and branding of products, including for retail markets

Digital
Experience or expertise in the use and deployment of digital technologies to facilitate business objectives, including cybersecurity and data privacy

Healthcare Industry
Management-level experience in an industry involving healthcare products or services

Regulatory
Work experience within a government-regulated or heavily regulated industry

Executive Leadership
Senior management position, including as chief executive officer, at a large publicly traded or private company, or other large complex organization (such as government, academic or not-for-profit)

International Business/Strategy
Leadership position in an organization that operates internationally, especially on a broad basis and/or in the geographic regions in which the Company operates

Science/Technology
Advanced scientific or technological degree and related work experience in a scientific or technological field

Board nominee biographies

Darius Adamczyk



Age: 58

Independent Director since 2022

Committees:

- Member, *Audit*
- Member, *Compensation & Benefits*

Career highlights

Honeywell International Inc.

- Executive Chairman (current)
- Chairman and Chief Executive Officer
- President and Chief Executive Officer
- Chief Operating Officer

Metrologic, Inc.

- Chief Executive Officer

Other public board service

- Honeywell International Inc. (since 2016)
- Garrett Motion Inc. (2021)

Other affiliations

- Business Roundtable
- US-China Business Council

Skills & qualifications

- Senior leadership roles in global organizations
- Deep understanding of software, both technically and commercially, and a proven track record in growing software-related businesses
- Demonstrated ability to deliver financial results as a leader in a variety of industries with disparate business models, technologies and customers
- Strategic leadership skills necessary to grow sales organically and inorganically while meeting the challenges of a constantly changing environment across a diverse portfolio



Mary C. Beckerle, Ph.D.



Age: 69

Independent Director since 2015

Committees:

- Chair, *Science & Technology*
- Member, *Regulatory Compliance & Sustainability*

Career highlights

Huntsman Cancer Institute (current)

- Chief Executive Officer – Huntsman Cancer Institute

University of Utah (current)

- Associate Vice President for Cancer Affairs
- Professor of Biology and Oncological Sciences
- Jon M. Huntsman Presidential Endowed Chair
- University of Utah Professor

Other public board service

- Exelixis (since 2024)
- Huntsman Corporation (since 2011)

Other affiliations

- Medical Advisory Board, Howard Hughes Medical Institute
- Board of Scientific Advisors, National Cancer Institute (2018-2022)
- Advisory Committee to the Director, National Institute of Health (2007-2010)
- Director, American Association for Cancer Research (2013-2016)
- President, American Society for Cell Biology (2006-2007)
- Elected membership to National Academy of Sciences, American Philosophical Society, and American Academy of Arts and Sciences

Skills & qualifications

- Expertise in scientific research and organizational management in the healthcare arena
- Active participant in national and international scientific affairs
- Strong focus on patient experience



D. Scott Davis



Age: 72

Independent Director since 2014

Committees:

- Chair, *Audit*
- Member, *Compensation & Benefits*

Career highlights

United Parcel Service, Inc. (retired)

- Chairman and Chief Executive Officer
- Vice Chairman
- Chief Financial Officer

Other public board service

- Honeywell International Inc. (since 2005)

Other affiliations & accreditations

- Certified Public Accountant
- Director, Chair, Federal Reserve Bank of Atlanta (2003-2009)

Skills & qualifications

- Deep understanding of emerging markets and international operations, public policy and global economic indicators
- Expertise in management, strategy, finance and operations
- Expertise in supply chain logistics at a time of rapid global expansion in the healthcare industry



Jennifer A. Doudna, Ph.D.



Age: 60

Independent Director since 2018

Committees:

- Member, *Nominating & Corporate Governance*
- Member, *Science & Technology*

Career highlights

University of California, Berkeley (current)

- Principal Investigator, Doudna Lab
- Founder of Innovative Genomics Institute
- Professor of Biochemistry & Molecular Biology
- Founder Laboratory for Genomics Research

Awards and recognitions

- Nobel Prize Recipient in Chemistry (2020)

Other affiliations

- Advisory Board, Caribou Biosciences, Inc.
- Advisory Board, Intellia Therapeutics, Inc.
- Trustee, Pomona College

Skills & qualifications

- Pioneer in the field of biochemistry, having co-discovered the simplified genome editing technique CRISPR-Cas9
- Expertise in scientific research and innovation
- Leader in integration of scientific research and ethics



Joaquin Duato



Age: 61

Management Director since 2022

Committees:

- Chair, *Finance*

Career highlights

Johnson & Johnson

- Chairman of the Board and Chief Executive Officer (current)
- Vice Chairman of the Executive Committee
- Executive Vice President, Worldwide Chairman, Pharmaceuticals
- Worldwide Chairman, Pharmaceuticals
- Company Group Chairman, Pharmaceuticals

Other public board service

- Hess Corporation (2019-2022)

Other affiliations

- Business Council
- Business Roundtable
- New Jersey CEO Council

Skills & qualifications

- Decades of broad experience spanning multiple business segments, geographies and functions at the world's largest most diversified healthcare products company
- Globally minded, purpose-driven business leader with a deep commitment to Our Credo values



Marillyn A. Hewson



Age: 70

Independent Director since 2019

Committees:

- Chair, *Compensation & Benefits*
- Member, *Audit*

Career highlights

Lockheed Martin Corporation (retired)

- Executive Chairman
- Chairman, President and Chief Executive Officer
- Chief Executive Officer and President

Other public board service

- Chevron Corporation (since 2021)
- Lockheed Martin Corporation (2012-2021)
- DuPont; DowDuPont Inc. (2007-2019)

Other affiliations

- Fellow at American Institute of Aeronautics and Astronautics and the American Academy of Arts and Sciences
- University of Alabama President's Cabinet
- Board of Visitors, Culverhouse College of Business

Skills & qualifications

- Expertise in executive and operational leadership in a global, regulated industry
- Insight and experience in global business management, strategic planning, cybersecurity, finance, supply chain, leveraged services and manufacturing
- Expertise in government relations and human capital management



Paula A. Johnson, M.D.



Age: 64

Independent Director since 2023

Committees:

- Member, *Nominating & Corporate Governance*

Career highlights

Wellesley College (current)

- President

Brigham and Women's Hospital

- Executive Director of the Connors Center for Women's Health and Gender Biology
- Chief of the Division of Women's Health

Harvard Medical School

- Professor of Medicine

Harvard School of Public Health

- Professor of Epidemiology

Other public board service

- Abiomed, Inc. (2020-2022)
- Eaton Vance Corp. (2018-2022)
- West Pharmaceutical Services (2008-2021)

Other affiliations

- Member, National Academy of Medicine and the American Academy of Arts and Sciences Rockefeller University
- Director, Isabella Stewart Gardner Museum
- Strategic Advisory Committee, Community Care Cooperative
- Trustee, Rockefeller University

Skills & qualifications

- Expertise in medical research, public health, and health policy
- Visionary in understanding and improving the standard of care across distinct patient categories (notably in women's health)
- Proven leadership across complex organizations focused on cross functional collaboration and increased inclusivity
- Passionate educator focused on accessibility of STEM curriculum for diverse student populations



Hubert Joly



Age: 64

Independent Director since 2019

Committees:

- Member, *Compensation & Benefits*
- Member, *Nominating & Corporate Governance*

Career highlights

Best Buy Co., Inc. (retired)

- Executive Chairman
- Chairman, President and Chief Executive Officer
- President and Chief Executive Officer

Harvard Business School (current)

- Senior Lecturer of Business Administration

Other public board service

- Ralph Lauren Corporation (since 2009)
- Best Buy Co., Inc. (2012-2020)

Other affiliations

- Director, Sciences Po Foundation
- Trustee, Minneapolis Institute of Art
- Trustee, New York Public Library
- International Advisory Board, HEC Paris

Skills & qualifications

- Extensive strategic, operational and financial expertise relevant to international corporations
- Successfully led the digital transformation of consumer businesses, with focus on customer experience
- Experience in business transformation and human capital management



Mark B. McClellan, M.D., Ph.D.



Age: 60

Independent Director since 2013

Committees:

- Member, *Regulatory Compliance & Sustainability*
- Member, *Science & Technology*

Career highlights

Duke University (current)

- Director, Duke-Robert J. Margolis, MD, Center for Health Policy
- Margolis Professor of Business, Medicine and Policy

The University of Texas (current)

- Faculty Member, Dell Medical School

Other public board service

- Alignment Healthcare (since 2021)
- Cigna Corporation (since 2018)

Other affiliations

- Director, Research! America
- Member, National Academy of Medicine, Consortium for Value and Science-Driven Healthcare
- Director, National Alliance for Hispanic Health
- Director, PrognomIQ, Inc.
- Director, United States of Care
- Co-Chair Guiding Committee, Health Care Payment Learning and Action Network

Skills & qualifications

- Extensive experience in public health policy and regulation, including as Commissioner of the U.S. Food and Drug Administration and Administrator for the U.S. Centers for Medicare & Medicaid Services
- Broad knowledge of, and unique insights into, the challenges facing the healthcare industry



Anne M. Mulcahy



Age: 71

Independent Director since 2009

Committees:

- Chair, *Nominating & Corporate Governance*
- Member, *Audit*
- Member, *Finance*

Career highlights

Xerox Corporation (retired)

- Chairman and Chief Executive Officer
- President and Chief Operating Officer
- Vice President for Human Resources
- Vice President and Staff Officer for Customer Operations
- President of Xerox's General Markets Operations

Other public board service

- LPL Financial Holdings Inc. (since 2013)
- Graham Holdings Company (since 2008)
- Williams-Sonoma, Inc. (2018 – 2022)

Other affiliations

- Trustee, Save the Children

Skills & qualifications

- Experience leading a large, global manufacturing and services company with one of the world's most recognized brands
- Expertise in organizational and operational management issues crucial to a large public company
- Deep commitment to business innovation and talent development



Mark A. Weinberger



Age: 62

Independent Director since 2019

Committees:

- Chair, *Regulatory Compliance & Sustainability*
- Member, *Audit*

Career highlights

Ernst & Young (retired)

- Global Chairman and Chief Executive Officer
- Global Chairman and CEO-elect

U.S. Government

- Assistant Secretary of the U.S. Treasury (George W. Bush Administration)
- U.S. Social Security Administration Advisory Board (Bill Clinton Administration)

Other public board service

- JPMorgan Chase & Co. (since 2024)
- MetLife Inc. (since 2019)
- Saudi Aramco (since 2019)
- Accelerate Acquisition Corp. (2021 - 2022)

Other affiliations & accreditations

- Senior Advisor to Tanium, Inc., Stone Canyon Industries Holdings Inc., and Teneo
- Executive Advisor, G100 and World 50
- Strategic Advisor to the Board, FCLT Global
- Director, National Bureau of Economic Research
- Director, JUST Capital

Skills & qualifications

- Experience leading a business and working at the highest levels of government
- Track record of driving transformative change in the public and private sectors during periods of unprecedented disruption
- Expertise in accounting, compliance and corporate governance, with a strong commitment to corporate purpose



Nadja Y. West, M.D.



Age: 62

Independent Director since 2020

Committees:

- Member, *Regulatory Compliance & Sustainability*
- Member, *Science & Technology*

Career highlights

U.S. Army (retired)

- Lieutenant General
- 44th Army Surgeon General and the Commanding General of the U.S. Army Medical Command
- Joint Staff Surgeon
- Deputy Chief of Staff for Support, U.S. Army Medical Command

Other public board service

- Nucor Corporation (since 2019)
- Tenet Healthcare Corporation (since 2019)

Awards & recognitions

- Distinguished Service Medal
- Defense Superior Service Medal
- Legion of Merit with three Oak Leaf Clusters
- Numerous U.S. military awards

Other affiliations

- Trustee, National Recreation Foundation
- Trustee, Mount St. Mary's
- Director, The Woodruff Foundation
- Director, Americares

Skills & qualifications

- Proven executive and operational leadership, strategic planning and healthcare management
- Expertise in government relations and human capital management
- Operational crisis management and disaster response experience pertaining to global health issues
- Extensive information security and cybersecurity experience



Eugene A. Woods



Age: 59

Independent Director since 2023

Career highlights

Advocate Health (current)
- Chief Executive Officer

CHRISTUS Health
- President and Chief Operating Officer

St. Joseph Health Care for Catholic Health Initiatives
- Chief Executive Officer
- Senior Vice President, Operations

Other public board service
- Best Buy Co., Inc. (since 2018)

Other affiliations
- Chair, Federal Reserve Bank of Richmond (2022)
- Chair, American Hospital Association board of trustees (2017)

Skills & qualifications
- More than three decades of experience overseeing healthcare facilities including hospitals, academic institutions, and other community-based systems
- Proven record of business expansion through geographic growth, digital innovation, and mergers and acquisitions
- Deep understanding of patient needs in rural and urban populations



Corporate governance

Corporate governance highlights

Johnson & Johnson is governed by the values set forth in Our Credo, which extend to our corporate governance practices and are reflected in our By-Laws and Principles of Corporate Governance. The Nominating & Corporate Governance Committee reviews our Principles of Corporate Governance and our overall governance practices on an annual basis to ensure that our corporate governance practices continue to meet the high standards expected by our shareholders. Our Principles of Corporate Governance can be found at www.investor.jnj.com/corporate-governance.

Effective Board structure and composition

Strong independent Board leadership	All Directors other than our Chairman and CEO are independent. All committees other than the Finance Committee are comprised only of independent Directors.
Lead Director	The independent Directors appoint a Lead Director on an annual basis.
Annual review of Board leadership	The Nominating & Corporate Governance Committee conducts an annual review of the Board leadership structure to ensure effective Board leadership.
Accountability of Chairman / CEO	The independent Directors evaluate the performance of the Chairman and CEO each year in executive sessions and determine compensation.
Executive sessions of independent Directors	Independent Directors are allotted time to meet in executive session without management present at each Board and committee meeting.
Private committee sessions with key compliance leaders	Independent Directors hold private committee sessions with key compliance leaders without the Chairman and CEO present.
Rigorous Board and committee evaluations	The Board evaluates its performance on an annual basis. Each committee evaluates its performance on an annual basis based on guidance from the Nominating & Corporate Governance Committee.
Regular Board refreshment	The Board's balanced approach to refreshment results in an effective mix of experienced and new Directors.
Diverse and skilled Board	The Board is committed to diversity, reflecting differences in skills, regional and industry experience, background, race, ethnicity, gender and other unique characteristics.
Mandatory Director retirement age	Mandatory retirement age of 72 years for all Directors.

Responsive and accountable to shareholders

Annual election of Directors	Each Director is elected annually to ensure accountability to our shareholders.
Majority voting standard for Director elections	In an election where the number of Directors nominated does not exceed the total number of Directors to be elected, Director nominees must receive the affirmative vote of a majority of votes cast to be elected. If a Director nominee receives more votes "against" his or her election than votes "for" his or her election, the Director must promptly offer his or her resignation.
One class of stock	Our common stock is the only class of shares outstanding.
Proxy access	Each shareholder or a group of up to 20 shareholders owning 3% or more of our common stock continuously for at least three years may nominate and include in our proxy materials Director nominees constituting up to 20% of the Board, in accordance with the terms set forth in our By-Laws.
Director overboarding policy	A director who serves as CEO at our or any other public company should not serve on more than two public company boards. Other directors should not serve on more than five public company boards.
No shareholder rights plan	We do not have a "poison pill" and have no intention of adopting one at this time.
No supermajority requirements in certificate of incorporation or By-laws	Our Restated Certificate of Incorporation, as amended, and By-Laws contain majority standards for all actions requiring shareholder approval.
Shareholder right to call a special meeting	Shareholders holding 10% of shares may call a special meeting for good cause, and shareholders holding 25% of shares may call a special meeting for any reason.
Removal of Directors with or without cause	Directors may be removed by shareholders with or without cause.
Active shareholder engagement	See pages 44 to 45 for more information on our shareholder engagement program.
Annual Say on Pay advisory vote	Shareholders are asked to vote annually on our named executive officer compensation.
Policy against pledging, hedging and short selling of Company stock	We have a policy prohibiting directors and executive officers from pledging, hedging or short selling Company stock (see www.investor.jnj.com/corporate-governance).
Code of Business Conduct	We have a comprehensive Code of Business Conduct designed to provide directors, senior executives and employees with guidance on our Company's compliance policies. Directors, members of the Company's Executive Committee and all employees receive biennial training on the Code of Business Conduct.
Compensation recoupment policy	We have comprehensive compensation recoupment policies designed to ensure that management is held accountable in the event of specified misconduct or financial restatements as further described in the respective policy (see www.investor.jnj.com/governance/corporate-governance-overview/compensation-recoupment-policies).
Stock ownership guidelines	Company ownership guidelines require our CEO to own shares equal to twelve times his/her base salary and each of our other named executive officers to own sufficient shares equal to six times their base salaries. See stock ownership guidelines for named executive officers on page 84.

Key elements of our executive compensation programs

Balanced performance-based awards	Performance-based awards are based on the achievement of strategic and leadership objectives in addition to financial metrics and relative shareholder returns versus peers.
Multi-year performance period and vesting	The performance period and vesting schedules for long-term incentives overlap and, therefore, reduce the motivation to maximize performance in any one period. Prior to 2023, grants of PSUs, RSUs and options would vest three years from the grant date. Beginning with the February 13, 2023 grant, our options and RSUs now vest one-third per year on each of the first, second and third anniversaries of the grant date. Our PSUs will continue to vest 100% on the third anniversary of the grant date. In addition, we do not pay out our PSUs until we determine the percent of target PSUs that have been earned based on performance.
Balanced mix of pay components	The target compensation mix is weighted toward long-term equity compensation vesting over three years.
Capped incentive awards	Annual performance bonuses and long-term incentive awards are capped at 200% of target.
No change-in-control arrangements	None of our executive officers have in place any change-in-control arrangements that would result in guaranteed payouts.

Other corporate disclosures*

Diversity, Equity & Inclusion Impact Review (6/2023)	belong.jnj.com/
Enterprise Business Review (12/2023)	jnjbusinessreview.q4ir.com/
ESG policies and positions	jnj.com/about-jnj/policies-and-positions
Health for Humanity Report (6/2023)	healthforhumanityreport.jnj.com
U.S. Pricing Transparency Report (5/2023)	transparencyreport.janssen.com

* Date provided is the most recent publication as of the filing of this Proxy Statement. An updated version of each report is anticipated to be published later this year other than the Enterprise Business Review, which was a one-time event.

Board structure and operations

Board leadership structure

✔ Chairman/CEO partnered with a strong Lead Director

✔ Evaluated and appointed annually by the independent Directors

✔ All five main Board committees comprise independent Directors

✔ Independent Directors meet regularly in executive session at committee and Board meetings



Joaquin Duato
Chairman of the Board and CEO



Anne M. Mulcahy
Lead Director

D. Scott Davis
Audit Committee Chair

Anne M. Mulcahy
Nominating & Corporate Governance Committee Chair

Mary C. Beckerle
Science & Technology Committee Chair

Marillyn A. Hewson
Compensation & Benefits Committee Chair

Mark A. Weinberger
Regulatory Compliance & Sustainability Committee Chair

Joaquin Duato
Finance Committee Chair

For 2024, the Board decided to continue with a leadership structure composed of a combined Chairman and CEO partnered with a strong Lead Director. In reaching this decision, the independent Directors leveraged their combined experience across corporate leadership, academia and healthcare. Having one leader with deep industry experience and Company knowledge in a combined Chairman and CEO role provides clear accountability and decisive and effective leadership. Working alongside a strong Lead Director, this structure also allows the independent Directors to appropriately challenge management and demonstrate the independence and free thinking necessary for effective oversight.

The Board believes there is no single leadership structure that is optimal in all circumstances. Instead, the Board considers the most appropriate leadership structure to provide responsible oversight and create long-term sustainable value for our shareholders in the context of the specific circumstances and challenges facing the Company. The Board also considers feedback from investors and other stakeholders in determining the leadership structure. More information on our leadership structure can be found in our Principles of Corporate Governance at www.investor.jnj.com/corporate-governance.

The Nominating & Corporate Governance Committee reviews the Board's leadership structure on an annual basis and at other appropriate times, including whether the roles of Chairman and CEO should be held by one individual or should be separated. The Committee makes a recommendation to the Board for consideration based on the following items:

- The effectiveness of the policies, practices and people in place at our Company to help ensure strong, independent Board oversight.
- Our Company's performance and the effect a specific leadership structure could have on its performance.
- The Board's performance and the effect a specific leadership structure could have on its performance, including the Board's efficacy at overseeing specific Enterprise risks.
- The Chairman's performance in that role (separate and apart from performance as CEO, if applicable).
- The views of our Company's shareholders as expressed both during our shareholder engagement and through voting results at shareholder meetings.
- Applicable legislative and regulatory developments.
- The practices at other similarly situated companies and trends in governance.

Strong Lead Director

The Lead Director provides strong independent leadership of the Board and maintains frequent contact with the Chairman and CEO. Please also see A Message from our outgoing Lead Director on page 5 of this Proxy Statement, which illustrates how the Lead Director and the Board are providing rigorous, independent oversight of our Company.

The independent Directors firmly believe that the Company's current Board structure, with a robust Lead Director and its main committees each composed entirely of independent Directors, provides appropriately strong independent leadership and oversight as well as efficient and clear leadership, communication and administration.

The Board will continue to monitor Board leadership, considering what it observes in the marketplace, the evolution of viewpoints in the corporate governance community and, most importantly, what the Board believes is in the best interests of our Company and its shareholders.

Duties and responsibilities of the Lead Director

Board agendas, information and schedules	• Approves information sent to the Board and determines timeliness of information flow from management. • Provides feedback on quality and quantity of information flow from management. • Participates in setting, and ultimately approves, the agenda for each Board meeting. • Approves meeting schedules to ensure sufficient time for discussion of all agenda items. • Partners with the Chairman and CEO to determine who attends Board meetings, including management and outside advisors.
Committee agendas and schedules	• Reviews in advance the schedule of committee meetings. • Monitors flow of information from committee chairs to the Board.
Board executive sessions	• Has the authority to call meetings and executive sessions of the independent Directors. • Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors.
Communicating with management	• After each executive session of the independent Directors, communicates with the Chairman and CEO to provide feedback and also to act upon the decisions and recommendations of the independent Directors. • Acts as liaison between the independent Directors and the Chairman and CEO and management on a regular basis and when special circumstances arise.
Communicating with stakeholders	• Meets with major shareholders or other external parties. • Is regularly apprised of inquiries from shareholders and involved in responding to these inquiries. • Under the Board's guidelines for handling shareholder and employee communications to the Board, is advised promptly of any communications directed to the Board or any member of the Board that allege misconduct on the part of Company management, or raise legal, ethical or compliance concerns about Company policies or practices.
Chair and CEO performance evaluations	• Leads the annual performance evaluation of the Chairman and CEO, considering separately performance as Chairman and performance as CEO.
Board performance evaluation	• Leads the annual performance evaluation of the Board.
New Board member recruiting	• Interviews Board candidates, as appropriate.
CEO succession	• Leads the CEO succession planning process.
Crisis management	• Participates in crisis management oversight, as appropriate.
Limits on leadership positions of other Boards	• May only serve as chair, lead or presiding director, or similar role, or as CEO of another public company if approved by the Board upon recommendation from the Nominating & Corporate Governance Committee.

Lead Director transition

The Board places an emphasis on its succession planning responsibilities. Ms. Mulcahy has served with distinction as Lead Director since 2012. Consistent with the Board's approach to effective succession planning and following extensive discussion, review and recommendation from the Nominating & Corporate Governance Committee, the independent Directors of the Board have appointed Ms. Hewson to succeed Ms. Mulcahy as Lead Director effective following the 2024 Annual Meeting. This planned timing provides an adequate period of transition as Ms. Mulcahy continues her Board service.

Qualifications of Ms. Hewson

The independent Directors believe that Ms. Hewson is well-positioned to serve as Lead Director. With her previous role as Chair and Chief Executive Officer of a large multinational corporation, as well as her former and current roles on public company boards that operate in a variety of industries and businesses, Ms. Hewson brings to the Lead Director role a career of leading global, complex, regulated organizations and a continued commitment to business innovation and talent development. This expertise, combined with her experience in the board room and knowledge of both Johnson & Johnson and its strategic objectives, place Ms. Hewson in a unique position to assume the responsibilities of Lead Director.

Board committees

The Board has five main standing committees: Audit, Compensation & Benefits, Nominating & Corporate Governance, Regulatory Compliance & Sustainability, and Science & Technology, each composed entirely of non-employee Directors determined to be independent under the listing standards of the NYSE and our Standards of Independence. Under their written charters adopted by the Board (available on the Company's website at www.investor.jnj.com/governance/corporate-governance-overview), each of these committees:

• Is authorized and assured of appropriate funding to retain and consult with external advisors, consultants and counsel.

• Conducts an annual evaluation of its performance fulfilling its duties.

• On an annual basis, reviews and reassesses the adequacy of its charters.

• Reports regularly to the Board on its meetings and reviews with the Board significant issues and concerns that arise at committee meetings.

In addition, the Board has a standing Finance Committee, composed of the Chairman and CEO and the Lead Director, which exercises the authority of the Board between Board meetings in accordance with our Company's By-Laws.

At the end of 2021, the Board formed a special committee (Consumer Health Special Committee) to oversee the separation of the Company's Consumer Health business from its pharmaceutical and medical technology businesses (the Separation Transaction). The Consumer Health Special Committee operated under a written charter adopted by the Board. The Consumer Health Special Committee met six times during 2023 and was disbanded after the completion of the Separation Transaction.

Board committee membership

The following table shows the members and Chair of each of the Board committees and the number of meetings each committee held in 2023.

Directors

Name	Ind.	Age	Director Since	Primary Occupation	Board committees					
					AUD	CB	NCG	RCS	ST	FIN
D. Adamczyk	I	58	2022	Executive Chairman; Former Chairman and Chief Executive Officer, Honeywell International Inc.	✔	✔				
M. C. Beckerle	I	69	2015	Chief Executive Officer, Huntsman Cancer Institute; Distinguished Professor of Biology, College of Science, University of Utah				✔	C	
D. S. Davis[1]	I	72	2014	Former Chairman and Chief Executive Officer, United Parcel Service, Inc.	C	✔				
J. A. Doudna	I	60	2018	Professor of Chemistry; Professor of Biochemistry & Molecular Biology; Li Ka Shing Chancellor's Professor in Biomedical and Health, University of California, Berkeley				✔	✔	
J. Duato	CH	61	2022	Chairman of the Board and Chief Executive Officer, Johnson & Johnson						C
M. A. Hewson	I*	70	2019	Former Executive Chairman, Chairman, President and Chief Executive Officer, Lockheed Martin Corporation	✔	C				*
P. A. Johnson	I	64	2023	President, Wellesley College			✔			
H. Joly	I	64	2019	Former Chairman and Chief Executive Officer, Best Buy Co., Inc.	*	✔*	✔			
M. B. McClellan	I	60	2013	Director, Duke-Robert J. Margolis, MD, Center for Health Policy				✔	✔	
A. M. Mulcahy	LD*	71	2009	Former Chairman and Chief Executive Officer, Xerox Corporation	✔		C			✔*
M. A. Weinberger	I	62	2019	Former Chairman and Chief Executive Officer, Ernst & Young	✔		C			
N. Y. West	I	62	2020	Former Lieutenant General, U.S. Army				✔	✔	
E. A. Woods	I	59	2023	Chief Executive Officer, Advocate Health		*				
Number of meetings in 2023[2]					15[3]	7	4	5	4	0

[1] Designated as an Audit Committee financial expert

[2] Inclusive of joint and special meetings among committees

[3] Does not include virtual meetings held prior to each release of quarterly earnings (four in total)

* At our April 2024 Board meeting, the following 1) appointments will be effective: Ms. Hewson, LD; Ms. Hewson, FIN; Mr. Joly, AUD; Mr. Woods, CB; and 2) removals will be effective: Mr. Joly, CB; Ms. Mulcahy, FIN.

CH	Chairman of the Board	**CB**	Compensation & Benefits Committee
C	Committee Chair	**NCG**	Nominating & Corporate Governance Committee
I	Independent Director	**RCS**	Regulatory Compliance & Sustainability Committee
LD	Lead Director	**ST**	Science & Technology Committee
AUD	Audit Committee	**FIN**	Finance Committee

Board committee responsibilities

Copies of the charters of all committees of the Board, except the Finance Committee, are available at www.investor.jnj.com/governance/corporate-governance-overview.

Audit Committee

15*
Meetings in 2023



Members

- D. S. Davis, Chair
- D. Adamczyk
- M. A. Hewson
- A. M. Mulcahy
- M. A. Weinberger

Independence

- Each member of the Committee is independent and has significant experience in positions requiring financial knowledge and analysis.

Committee Financial Expert

- D. S. Davis

Roles and responsibilities

- Oversees our financial management, accounting and reporting processes and practices.
- Appoints, retains, compensates and evaluates our independent auditor.
- Oversees our global audit and assurance organization, reviews its annual plan and reviews results of its audits.
- Oversees the quality and adequacy of our Company's internal accounting controls and procedures.
- Reviews and monitors our financial reporting compliance and practices and our disclosure controls and procedures.
- Discusses with management the processes used to assess and manage our exposure to financial risk and monitors risks related to tax and treasury.

In performing these functions, the Audit Committee meets periodically with the independent auditor, management and internal auditors (including in private sessions with each) to review their work and confirm that they are properly discharging their respective responsibilities. For more information on Audit Committee activities in 2023, see the Audit Committee Report on page 122.

The Board has designated Mr. D. S. Davis, the Chair of the Audit Committee and an independent Director, as an audit committee financial expert under the rules and regulations of the U.S. Securities and Exchange Commission (SEC) after determining that he meets the requirements for such designation. The determination was based on his being a Certified Public Accountant and his experience as Chief Financial Officer at United Parcel Service, Inc.

Any employee or other person who wishes to contact the Audit Committee to report good faith complaints regarding fiscal improprieties, internal accounting controls, accounting or auditing matters can do so by writing to the Audit Committee c/o Johnson & Johnson, Office of the Corporate Secretary, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, or by using the online submission form at the bottom of www.investor.jnj.com/governance/corporate-governance-overview. Such reports may be made anonymously.

* Includes four virtual meetings held prior to each release of quarterly earnings as well as joint meetings with each of the Consumer Health Special Committee, Regulatory Compliance & Sustainability Committee, and Compensation & Benefits Committee.

Compensation & Benefits Committee

7* Meetings in 2023

Members

- M. A. Hewson, Chair
- D. Adamczyk
- D. S. Davis
- H. Joly

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Establishes our executive compensation philosophy and principles.
- Reviews and recommends for approval by the independent Directors the compensation for our CEO and approves the compensation for our other executive officers.
- Sets the composition of the group of peer companies used for comparison of executive compensation.
- Oversees the design and management of the various pension, long-term incentive, savings, health and benefit plans that cover our employees.
- Reviews the compensation for our non-employee Directors and recommends compensation for approval by the Board.
- Provides oversight of the compensation philosophy and policies of the Management Compensation Committee, a non-Board committee composed of Mr. Duato (Chairman and CEO), Mr. Wolk (Executive Vice President, Chief Financial Officer) and Dr. Fasolo (Executive Vice President, Chief Human Resources Officer), which, under delegation from the Compensation & Benefits Committee, determines management compensation and establishes perquisites and other compensation policies for employees other than our executive officers.

The Compensation & Benefits Committee has retained Semler Brossy Consulting Group as its independent compensation consultant for matters related to executive officer and non-employee Director compensation. For further discussion of the role of the Compensation & Benefits Committee in the executive compensation decision-making process and a description of the nature and scope of the consultant's assignment, see Governance of Executive Compensation on page 78.

* Includes one joint meeting with the Audit Committee.

Nominating & Corporate Governance Committee

4 Meetings in 2023

Members

- A. M. Mulcahy, Chair
- J. A. Doudna
- P. A. Johnson
- H. Joly

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Oversees matters of corporate governance, including the evaluation of the policies and practices of the Board and the Board leadership structure.
- Oversees the process for performance evaluations of the Board and its committees.
- Reviews key talent metrics for the overall workforce.
- Evaluates any questions of possible conflicts of interest for the Board and Executive Committee members.
- Reviews potential candidates for the Board as discussed on page 13 and recommends Director nominees to the Board for approval.
- Reviews and recommends Director orientation and continuing education programs for Board members.
- Oversees compliance with the Code of Business Conduct & Ethics for members of the Board of Directors and executive officers.
- Evaluates the Board leadership structure on an annual basis.

Regulatory Compliance & Sustainability Committee

5* Meetings in 2023

Members

- M. A. Weinberger, Chair
- M. C. Beckerle
- M. B. McClellan
- N. Y. West

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Oversees regulatory compliance and adherence to high standards of quality in the areas of healthcare compliance, anti-corruption laws, and the manufacture and supply of products.
- Oversees compliance with applicable laws, regulations and Company policies related to supply chain, product quality, environmental regulations, employee health and safety, healthcare compliance, privacy, cybersecurity and political expenditures.
- Reviews the policies, practices and priorities for our political expenditures and lobbying activities.
- Oversees our risk management programs, including those related to global cybersecurity, information security, product quality and technology
- Reviews with management all significant litigation, investigations and complaints involving healthcare compliance, anti-corruption laws and product quality compliance.
- Reviews and discusses with management the progress of sustainability goals and objectives within the Company, and external industry benchmarks and practices in the area of ESG/sustainability.

* Includes one joint meeting with the Audit Committee.

Science & Technology Committee

4 Meetings in 2023

Members

- M. C. Beckerle, Chair
- J. A. Doudna
- M. B. McClellan
- N. Y. West

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Monitors and reviews the overall strategy, direction and effectiveness of the research and development organizations supporting our businesses.
- Assists the Board in identifying and comprehending significant emerging science and technology policy and public health issues and trends that may impact the Company's overall business strategy.
- Assists the Board in its oversight of major acquisitions and business development activities as they relate to new science or technology.
- Serves as a resource and provides input as needed regarding the scientific and technological aspects of product-safety matters.

Finance Committee

- Composed of the Chairman and CEO and Lead Director.
- Exercises the authority of the Board during the intervals between Board meetings, as permitted by law and our By-Laws.
- Acts between Board meetings as needed, generally by unanimous written consent in lieu of a meeting.
- Any action is taken pursuant to specific advance delegation by the Board or is later ratified by the Board.

Board meetings and processes

Director meetings and attendance

During 2023, the Board and its committees continued their schedules of regular meetings, holding both virtual and in-person meetings.

The Board held 15 meetings in 2023. Each Director attended at least 75% of the regularly scheduled and special meetings of the Board and the committees on which he or she served (during the period that he or she served).

It has been our longstanding practice for all Director nominees to attend the Annual Meeting of Shareholders. All of the Director nominees attended the 2023 Annual Meeting, which was held virtually.

Executive sessions

During 2023, each of the Audit, Compensation & Benefits, Nominating & Corporate Governance, Regulatory Compliance & Sustainability and Science & Technology Committees met in executive sessions without members of management present.

The independent Directors met in executive session at every regular Board meeting during 2023 and held an additional special executive session to perform the annual evaluation of the Chairman and CEO. The Lead Director acted as chair at all of these executive sessions.

Private committee sessions with key compliance leaders

In addition to meeting in executive session, the Audit Committee, the Science & Technology Committee and the Regulatory Compliance & Sustainability Committee held regularly scheduled private sessions with their respective compliance leaders (e.g., the Chief Audit Executive, the Chief Compliance Officer, the Chief Financial Officer, the Chief Quality Officer, the Chief Medical Officer and the General Counsel) in committee meetings during 2023, without the Chairman and CEO present. These private sessions allow the independent Directors to engage in informal discussions with management and provide the opportunity to solicit candid feedback and insights on risks, controls and compliance matters.

Oversight of our Company

Strategy and risk

Board oversight of strategy and risk management

Oversight of the Company's corporate strategy and risk management is one of the Board's primary responsibilities. The Directors bring diverse perspectives, expertise in strategy and risk and experience in a wide range of industry, scientific, healthcare and regulatory areas relevant to our business, allowing them to provide guidance and effectively evaluate Company strategy.

Good governance is a key component of the Board's oversight responsibilities. In addition to sessions with management, independent Directors hold regularly scheduled executive sessions without management present to discuss Company performance, long-term strategy and risk oversight. Certain committees also meet in private session with senior management in our financial, legal, compliance, quality and risk functions. The Board consults with external advisors to understand outside perspectives on the risks and opportunities facing our Company and regularly reviews feedback provided by shareholders to ensure that it understands their perspectives and concerns. Please see pages 44 - 45 for more information on Shareholder Engagement.

Board oversight of strategy

Board oversight of strategy helps ensure the Company's long-term success. The Board actively engages with management to provide effective oversight of and guidance on our short- and long-term strategies and has developed effective practices to execute its oversight responsibilities, including in the following ways:

- The Board conducts an extensive review of the Company's long-term strategic plans on an annual basis. The Board also reviews the long-term strategic plans of each business segment.

- Throughout the year, the Board reviews and discusses matters related to the Company's strategy with senior management to ensure our business activities are aligned with our short- and long-term strategy and that we are making progress toward our strategic goals.

- The Board regularly reviews global economic, geopolitical, social, industry and regulatory trends and the competitive environment. The Board also considers feedback from our shareholders and other stakeholders to ensure that our short- and long-term strategies are appropriately designed to promote sustainable growth.

The Board's oversight of strategy is enhanced by periodic engagements held outside the boardroom. Most years, independent Directors visit our business locations and research and development facilities around the globe to observe the implementation of our strategy. The Directors engage with senior leaders and employees at these sites to deepen their understanding of our businesses, their varying competitive environments and our corporate culture.

Board oversight of risk management

Board oversight of risk management is focused on ensuring that senior management has processes and controls in place to appropriately identify and manage risk. The Board actively engages with senior management to understand and oversee our most significant risks, including in the following ways:

- The Board reviews strategic, operational, financial reporting, compliance, environmental, social (e.g., human capital management) and cybersecurity risks, leveraging the Company's Enterprise Risk Management (ERM) framework, which is described in further detail in the pages that follow.

- Throughout the year, the Board and relevant committees receive updates from management regarding various ERM issues and risks related to our business segments, including those related to litigation, product quality and safety, cybersecurity, reputation, human capital and business performance.

Board of Directors

On an ongoing basis, the Board oversees enterprise-level risks including strategic, operational, compliance, financial, ESG and cybersecurity risks. After each regularly scheduled committee meeting, the Board's standing committees report to the Board on their areas of designated risk and opportunity oversight responsibilities. The committees work together and with the Board to ensure that the committees and the Board receive all information necessary to fulfill their risk-management oversight responsibilities.



Committees

 **Audit Committee**

- Financial management and disclosure
- Accounting
- Financial reporting
- Tax and treasury

 **Compensation & Benefits Committee**

- Executive compensation programs and incentives
- Recoupment
- Employee engagement and culture
- Pay equity

 **Science & Technology Committee**

- R&D strategy and programs
- Scientific and technological innovation
- Medical safety
- Mergers, acquisitions and investments

 **Nominating & Corporate Governance Committee**

- Governance policies
- CEO succession planning
- Board succession planning
- Talent management
- Diversity, equity and inclusion

 **Regulatory Compliance & Sustainability Committee**

- Healthcare compliance
- Product quality
- Cybersecurity
- Government affairs
- Privacy
- Sustainability and environmental regulation
- Human rights



Management

The Executive Committee (EC) is Johnson & Johnson's senior leadership team. The EC sets the strategy and priorities of the Company and drives accountability at all levels. Members of the EC and other senior management regularly report to the Board regarding the Company's risks and opportunities.

Enterprise risk management

Effective risk management is foundational to our success. To operate responsibly as a Company for the long term, we must balance opportunity and appropriate risk to innovate and positively impact more patients. This includes living into our commitments to ethical behavior, operating with integrity and complying with laws, rules, regulations and policies that reinforce such behavior. Effectively identifying and mitigating risks requires strong collaboration between management and employees responsible for our operations and our functional risk experts responsible for helping to ensure that we operate in a compliant manner.

Enterprise risk management framework

Our approach to risk management begins with Our Credo values, is enabled by our organizational structure, and is guided by our Enterprise Risk Management (ERM) Framework. During 2023, the Board partnered with management to evolve our ERM framework, processes and procedures. The refreshed ERM Framework provides a coordinated, integrated and aggregated process for managing risks across the Enterprise.

The ERM Framework helps identify potential events that may affect the Company, manage the associated risks and opportunities, and provide reasonable assurance that our objectives will be achieved. Our ERM Framework is composed of five integrated components:

- Strategy and objectives
- Governance and oversight
- Risk identification and prioritization
- Risk management and monitoring
- Information, communication and reporting

For more information about the Company's ERM Framework, please see www.jnj.com/about-jnj/enterprise-risk-management-framework.

The Enterprise Compliance Risk Committee (ECRC), comprising cross-functional senior leaders with risk management responsibilities, provides governance and oversight over risk management activities across segments and functional teams. The ECRC also serves as a forum for sharing of risk information, risk management coordination, risk decision-making and oversight of response.

Patient safety and product quality

Patient safety and product quality are core Credo values – they have always been and will remain our first priority. Our functionally independent quality and compliance organization, led by our Chief Quality Officer, implements quality processes and procedures designed to ensure that our products meet our quality standards, which meet or exceed industry requirements. The quality and compliance organization has embarked on a strategy to enhance its digital foundation with a focus on continuous improvements in product quality and customer experience. The organization led several recent improvements in our quality and compliance practices, including transforming quality processes with digital solutions. Accessible and inter-connected data across the quality and compliance organization is at the core of our strategy, allowing for product quality insights that can be designed directly into our new products. You can learn more about our quality processes at healthforhumanityreport.jnj.com/.

Our functionally independent medical safety organization, which is led by the Chief Medical Officers in each segment, monitors our products from research and development through clinical trials, as well as pre- and post- regulatory approvals. This team of doctors and scientists prioritizes our patient experience and ensures that safety remains our first consideration in any decision along the value chain.

Of note, litigation is sometimes referenced by ratings agencies and other stakeholders as a barometer of quality and safety. There are, however, many factors that contribute to commencement of litigation, many of which are unrelated to product quality or patient safety. Furthermore, jury verdicts are not medical, scientific or regulatory conclusions about our products. When faced with litigation, our approach will depend on the facts and circumstances. We will continue to emphasize the distinction between litigation and quality and product safety where appropriate in our external engagements.

Ethics and compliance

Leveraging the Company's ERM Framework, our independent compliance functions, including legal, healthcare compliance (including anti-bribery and anti-corruption), quality, global audit and assurance, privacy, information security and medical safety, work closely with our business segments to identify risks and advise management as they develop plans to mitigate or manage these risks. Employees of our independent risk functions partner closely with the business segments to provide timely, relevant guidance and are supervised by leadership within their function. This structure, independent of commercial interests, allows our risk functions to escalate concerns and helps to ensure that best practices are being applied across the Enterprise.

Our Code of Business Conduct – refreshed and re-launched in 2024 – applies to all our employees around the world as well as identified contingent workers. The refreshed Code of Business Conduct is available in 27 languages and is designed to inform employees and contingent workers of relevant laws, Company policies and ethical standards to help identify risks and ensure compliant practices in every market where we operate. The Code of Business Conduct also provides guidance on where to turn for help and how to escalate risks and concerns. Our management around the globe is trained annually on the requirements of this policy through our compliance certification process, and we act swiftly to review any reported violations of the Code of Business Conduct, Company compliance policies, laws or regulations. All Company employees and contingent workers are required to complete training on the Code of Business Conduct on a biannual basis and all new employees must complete training upon joining the Company. For more information see www.investor.jnj.com/governance/corporate-governance-overview/code-of-business-conduct/.

In addition to the escalation procedure described in the Code of Business Conduct, the Company operates an anonymous telephone and online reporting program known as Our Credo Integrity Line that allows employees, business partners, customers, third-party agencies, suppliers and other parties to report potential violations of Company policies, guidelines or applicable law. The Our Credo Integrity Line is available 24 hours a day, 7 days a week in 24 languages and is an integral component of our strong compliance culture.

Additionally, employees can report potential violations by telephone, e-mail or in person within their local business segment or to the Company's global internal audit & assurance, healthcare compliance, legal, security or human resources organizations.

Cybersecurity

Johnson & Johnson is committed to protecting its information assets and business integrity. The Company's Board of Directors oversees the risk management process, including cybersecurity risks, directly and through its committees. The Regulatory Compliance & Sustainability Committee of the Board is primarily responsible for oversight of risk from cybersecurity threats and oversees compliance with applicable laws, regulations and Company policies.

Our information security and risk management (ISRM) organization, led by our Chief Information Security Officer, is responsible for safeguarding the Company's networks, systems, products and information against evolving cyber threats, including the use of various security tools supporting protection, detection and response capabilities. The Company maintains a cybersecurity incident response plan to help ensure a timely, consistent response to actual or attempted cybersecurity incidents impacting the Company. To ensure continuous evaluation and enhancement of its cybersecurity program, the Company periodically utilizes third-party experts to undertake maturity assessments of the Company's information security program.

The Company also identifies and assesses third-party risks across a wide range of areas, including data security and supply chain, through a structured third-party risk management program. The Company maintains a formal information security training program for all employees that includes training on matters such as phishing and email security best practices. Employees are also required to complete mandatory training on data privacy.

Political spending oversight and disclosure

As a leader in the healthcare industry, we are committed to supporting the development of sound health policies. We work with many organizations across the political spectrum on a variety of policy issues related to health and other topics that impact patients, consumers and our Company. As a result of constructive engagement with a number of our institutional investors, we were an early mover on the disclosure of corporate political expenditures and activities, and we have expanded that disclosure over the years as we continue the dialogue with our shareholders on this issue. This year, in response to shareholder interest, we evaluated the congruency between significant trade associations' positions on several significant issues and those of Johnson & Johnson, and we disclosed the results of that review in our Position on Stakeholder Engagement.

The Regulatory Compliance & Sustainability Committee and the Board review our Company's political contribution and lobbying policies, practices and activities annually. In addition, our Political Action Committee and U.S. corporate political spending is audited biennially by our internal auditors. Disclosure regarding our political activities and expenditures, including the policies and procedures that govern that activity and spending and the Board's oversight role, are updated semi-annually and can be found at www.investor.jnj.com/political-engagement.

Environmental, social and governance (ESG)

We believe that sound ESG practices create financial value by building stakeholder trust, driving innovation, mitigating risk, fostering employee engagement and promoting productivity. Moreover, Johnson & Johnson's size, prominence and depth of expertise provides a powerful platform for advancing progress on some of the most difficult global health challenges. Our ESG strategy focuses our efforts on the areas where we are best positioned to achieve the greatest impact – championing global health equity, empowering our employees and advancing environmental health. Leading with accountability and innovation is foundational to these efforts. This ESG strategy is grounded in Our Credo values, informed by both our Company's purpose to change the trajectory of health for humanity and the views of our external stakeholders.

Governance of ESG

Effective governance of ESG matters is the foundation of our ESG strategy, and the Company's oversight of ESG-related matters starts with the Board. Significant ESG risks are reviewed and evaluated by the Board and its committees as part of their overall ongoing risk oversight of our Company. On a regular basis, the Board and its committees receive briefings on the Company's ESG strategy, including updates on its ESG priorities, performance and progress. In addition, the Johnson & Johnson Health for Humanity Report is shared with the Regulatory Compliance & Sustainability Committee and the Board prior to publication.

Our ERM Framework helps identify potential events that may affect the Company, manage the associated risks and opportunities, and provides reasonable assurance that our objectives will be achieved. The Enterprise Compliance and Risk Committee (ECRC) facilitates end-to-end risk management across our segments and functional teams. In doing so, the ECRC enables sharing of risk and compliance information, including key ESG-related information and drives coordination across the Company.

The Company also regularly conducts a Priority Topics Assessment (PTA), which engages internal and external stakeholders to identify and prioritize the ESG topics that are most relevant to our business. We continually enhance the PTA methodology to conduct deeper and broader stakeholder engagement across a larger number of ESG topics. The PTA has occurred every two to three years since 2008.

ESG disclosure and reporting

Transparent disclosure on our ESG priorities is critical to ensuring that our shareholders have access to useful information regarding our progress. We therefore provide extensive disclosures on our corporate citizenship and sustainability efforts in our annual Health for Humanity Report, available at healthforhumanityreport.jnj.com. We seek to continually evolve our ESG disclosures to meet the expectations of our shareholders and other stakeholders, including the following:

- Our Health for Humanity Report provides our ESG strategy and annual progress toward our Health for Humanity goals and commitments.
- We disclose against various benchmarks, including the Sustainability Accounting Standards Board (SASB) Standards, CDP Climate, the Task Force on Climate-related Financial Disclosures (TCFD) and the Norges Bank Investment Management anti-corruption indicator framework.
- We regularly engage with thought-leaders, ESG-focused investors, standard setters and other stakeholders to improve our disclosures on key ESG topics.

- We are committed to reporting high-quality, validated data and disclose externally assured data in the areas of quality, human capital management, DEI, philanthropy and environmental governance.
- To ensure our performance is accurately reflected in various ESG scores, we proactively engage with third-party ESG rating agencies throughout the year.
- As part of our Health for Humanity Report, we publicly disclose our U.S. Federal Employer Information Report EEO-1, and we annually publish the Johnson & Johnson Diversity, Equity & Inclusion Impact Review, available at belong.jnj.com/, which examines how the Company's global DEI strategy is a key driver of innovation and business outcomes.

Human capital management

Our employees are critical to our continued success and are an essential element of our long-term strategy. With that guiding principle, our human capital management strategy is built on three fundamental focus areas:

- Attracting and recruiting the best talent
- Developing and retaining talent
- Empowering and inspiring talent

These focus areas are crucial to all aspects of Johnson & Johnson's business. The Board and its committees are actively engaged in overseeing the Company's human capital management strategy, talent development and corporate culture. The Board reviews the Company's human capital management strategy on an annual basis and receives regular updates throughout the year on key talent metrics for the overall workforce, including those related to DEI, recruiting and talent development. To further develop its understanding of and engagement with the Company's culture, the Board meets with employees and schedules site visits at our business locations.

CEO and management succession planning

The Board devotes significant time to leadership development and succession. The Board has primary responsibility for succession planning for the CEO and oversight of succession planning for other executive officers. The Nominating & Corporate Governance Committee oversees the development of succession planning processes and protocols, along with key talent metrics for the overall workforce. The Nominating & Corporate Governance Committee and the Board review succession plans annually for the members of the Executive Committee with the CEO and Chief Human Resources Officer. In addition, high-potential executives meet with the Board in formal and informal settings in order to provide Directors with opportunities to personally assess the leadership pipeline.

Compensation and benefits

Executive compensation

The Board believes that an executive compensation program should align management with shareholders and not incentivize leaders to take excessive risks. When determining executive compensation, the Board reviews our Company's financial performance as well as other strategic factors, including product quality metrics, talent development, diversity, equity and inclusion, access to medicines, and other ESG goals to ensure our leaders are driving long-term growth in a manner aligned with Our Credo values. For more information regarding our executive compensation philosophy, please see the discussion of our guiding principles on page 64.

The Board's Compensation & Benefits Committee (CBC) reviews the performance of our Chairman and CEO and the Executive Committee using the financial and non-financial metrics described in the Compensation and Discussion Analysis (see page 58). The CBC also oversees the design of our executive compensation programs to ensure that the programs do not incentivize our executive officers, either individually or as a group, to make business decisions that could maximize short-term results at the expense of long-term value. The independent Directors who serve on the CBC collaborate with an independent compensation consultant and are informed of our most significant risks, including litigation, drug pricing and product quality.

Leaders from our executive compensation team regularly participate in governance engagements with our shareholders. The feedback received is regularly considered in decision-making related to our executive compensation programs. For example, in response to shareholder feedback, the Board has enhanced disclosure and transparency in the Proxy Statement regarding the CBC's consideration of special items, including litigation, and the exercise of discretion with respect to executive compensation determinations. More information on this enhanced disclosure can be found in the Shareholder Feedback section at page 45.

Please see the Compensation Discussion and Analysis beginning on page 58 for a complete discussion of our compensation programs.

Other compensation and benefits

The Compensation & Benefits Committee oversees the design and management of our employee compensation and benefits programs to ensure that the Company's programs are aligned both to attract global business leaders and to drive long-term, sustainable value creation by reinforcing performance against our long-term financial and strategic objectives. This includes product pipeline and innovation, product quality and safety, technology, talent, DEI and other ESG goals.

As part of our total rewards philosophy, we offer competitive compensation and benefits to attract and retain top talent. We are committed to fairness and equitable treatment in our compensation and benefits for employees at all levels. This commitment extends to pay equity, including gender and ethnic/racial group pay equity. From time to time, we analyze our pay across functions and levels, and strive to eliminate unconscious bias or other barriers to full pay equity across the Enterprise. We observe legal minimum wage provisions and exceed them where possible. Our total rewards offerings include an array of programs to support our employees' well-being, including annual performance incentive opportunities, pension and retirement savings programs, health and welfare benefits, paid time off, leave programs, flexible work schedules, employee assistance programs and 12 weeks of paid parental leave for all eligible employees.

Growth and development

Fostering top talent will always be critical to our success. Our employees must be equipped with the right knowledge and skills and have opportunities to grow and develop in their careers. One advantage for the Company, based on its size and breadth, is the ability to offer increasing levels of responsibility as well as opportunities to move across functions, countries or segments. To support these opportunities, we provide learning and development programs and educational resources to all employees. These range from opportunities to develop and hone leadership skills, training for sharpening current capabilities or acquiring new skills, and expanding networks through collaboration, mentorship or Employee Resource Groups. Our objective is to enable a learning culture that helps shape each person's unique career path while creating a robust pipeline of talent to deliver on the Company's long-term strategies. To keep pace with rapidly evolving business and industry needs, we launched J&J Learn, our on-demand global learning and development ecosystem that provides our workforce with continuous opportunities for reskilling and upskilling in key areas such as digital acumen and professional development.

Diversity, equity and inclusion (DEI)

Enabling employees to perform at their best while being themselves is fundamental to our continued success. We are therefore committed to workplace diversity and to a culture of equity and inclusion.

Johnson & Johnson's Enterprise DEI Strategy recognizes how DEI accelerates our ability to meet the needs of the communities we serve and rests on four core pillars:

• Accelerate our global culture of inclusion where every individual belongs.

• Build a workforce of individuals with diverse backgrounds, abilities, cultures and perspectives.

• Drive innovation and growth with our business to serve diverse markets around the world.

• Transform talent and business processes to achieve equitable opportunities for all.

Our DEI Strategy is guided by internal and external insights, global best practices and employee feedback, which remind us that while diversity varies from one market to another, inclusion is universal.

Our DEI efforts involve the highest levels of leadership and cascade across the Enterprise, led by our Chief Diversity, Equity & Inclusion Officer, who reports to our Chief Human Resources Officer and Chairman and CEO. The Chairman and CEO, together with members of the Executive Committee, is briefed on DEI-related matters quarterly, and updates are regularly provided to the Board.

In furtherance of our commitment to DEI, and after reviewing the voting results and listening to views on the related shareholder proposal received in 2022, our Board of Directors has directed the Company to conduct a racial justice audit. The Company has engaged Covington & Burling, a law firm with expertise in the area, to conduct the audit. The audit is well underway, and the Company anticipates that a related report will be released in 2024.

Wellness, culture, employee engagement

Our investment in employee health, well-being and safety is built on the conviction that advancing health for humanity starts with advancing the health of our employees. With the right awareness, focus, practices and tools, we ensure that all our employees around the world, as well as temporary contractors and visitors to the Company's sites, can work safely. We have continuously expanded health and well-being programs throughout the Company and across the globe, incorporating new thinking and technologies to help employees achieve their personal health goals. The programs and practices we advance for total health – physical, mental, emotional and financial – promote employee health protection for emerging health risks.

We conduct global surveys that offer our employees the ability to provide feedback and valuable insight to help address potential human resources risks and identify opportunities to improve.

After 80 years, Our Credo continues to stand the test of time, and our dedication to its principles is as strong as ever. Starting in 2023, we combined the Our Credo Survey and the Our Voice Survey – which previously took place in alternating years – into one process. The streamlined survey is focused on the most important questions and issues, and employee responses provide Company leadership with valuable insights that create a work environment that ignites creativity, fosters collaboration and rewards impact – all while maintaining an inclusive culture in which every employee can make a difference. The results of the Our Credo Survey are reviewed by the Board, senior leadership and the human resources organization. Managers are provided with detailed anonymized reports highlighting their team results, along with both strengths and areas where an improvement plan is recommended.

Our Credo Survey

2023 Highlights:



94% participation



84% average favorability overall

In the 2023 Our Credo Survey, employees reported they believe management:

| 92% | Ensures our first responsibility to the patients, doctors and nurses, mothers and fathers, and all others who use our products and services. |

| 85% | Provides an inclusive environment where each employee is considered as an individual. |

| 92% | Is committed to our stockholders. |

In addition to our formal global employee survey, we conduct targeted employee sentiment "pulse" surveys to gather feedback on several topics, including engagement, organizational support, and awareness and availability of resources. These surveys further inform how we can support our employees.

For more information on the Company's approach to human capital management, talent development and employee engagement, please see healthforhumanityreport.jnj.com/.

Shareholder engagement

Our responsibility to shareholders is one of our core Credo values. The Board and management prioritize building and maintaining meaningful relationships with Company shareholders, including understanding and learning from their viewpoints. The Board is regularly briefed on shareholder feedback, which in turn informs Board discussions on a wide range of topics. Our Board also values directly engaging with our stakeholders, and in 2023, our Lead Director and the Chair of the Compensation & Benefits Committee personally led engagements with many of our largest shareholders and other interested stakeholders.

Our shareholder engagement cycle

We maintain active shareholder outreach and engagement throughout the year, offering a continuous cycle of feedback and response. In early summer, we review the voting results from the prior Annual Shareholders' Meeting, Company performance and emerging topics of shareholder interest. We develop a shareholder outreach and engagement plan for the fall and review it with external advisors to ensure that our program is focused on topics of greatest interest to our shareholders. In the spring, we again meet with shareholders, with a particular focus on the upcoming Annual Shareholders' Meeting and related voting matters, our voluntary reporting in the Health for Humanity Report and any planned disclosure or governance changes in response to shareholder feedback.

Prior to the Annual Meeting and then again in the fall, we reach out to our Top 100 largest shareholders and other stakeholders to discuss and receive feedback on governance items of interest. In 2023, we reached out to shareholders representing approximately 52% of our outstanding shares and met with approximately 48 U.S. and international shareholders representing 38% of our outstanding shares. Throughout the year, we also receive and respond to shareholder inquiries and requests submitted to the Board and the Company. Shareholders may contact the Board, our Lead Director or the Company as further described on page 134.

2023 Engagement initiatives

Reflecting the global nature of our business and shareholders, in 2023 the engagement team traveled to Europe to meet with institutional investors and stakeholders based in Amsterdam and London, providing an opportunity for in-depth discussion of topics of particular significance to our Europe-based investors.

In December 2023, we conducted our first ever enterprise-wide business review, which highlighted J&J's overarching strategy and ability to execute on long-term commitments. The event involved more than 200 in-person attendees and 3,000 virtual participants who heard directly from Company leadership about the strength of J&J's business, its long-term financial outlook, and the diverse and robust Innovative Medicine and MedTech pipelines.



2023 Highlights

52% of our outstanding shares

We reached out to shareholders representing approximately 52% of our outstanding shares.

38% of our outstanding shares

We engaged with approximately 48 U.S. and international institutional shareholders representing approximately 38% of our outstanding shares.

Shareholder engagement topics



Our core shareholder engagement team is comprised of Company personnel with varied areas of expertise, including governance and ESG, financial performance and executive compensation. For each engagement, we supplement our core team as needed to have the right personnel available for an informed, meaningful discussion on the topics that are most important to each respective investor. Our 2023 governance engagements covered a wide range of important corporate governance, environmental and social stewardship, compensation and public policy issues, including the following (listed in alphabetical order):

- Biodiversity and deforestation
- Board composition
- Board oversight of risk
- Board tenure and refreshment
- Consumer Health separation
- Culture and human capital management
- Diversity, equity and inclusion
- ESG matters and reporting
- Executive compensation and performance metrics

- Lead Director responsibilities
- Litigation
- Pharmaceutical pricing transparency and access
- Product quality and safety
- Separation of the Chairman and CEO roles
- Shareholder engagement and communication
- Shareholder proposals
- Succession planning and talent development
- Tax policy

Shareholder feedback and response



The following table highlights several areas where our shareholders provided feedback and how the Company responded.

What we heard	What we did
Shareholders voiced broad support for the fundamentals of our executive compensation program and expressed an interest in continued focus on transparency around the treatment of significant litigation costs.	Committed to ongoing transparency and disclosure around the treatment of significant litigation costs in executive compensation as further described on page 62 of the Compensation Discussion and Analysis. This commitment led to the withdrawal of a shareholder proposal on this topic during the 2023 Proxy season.
Interest in the Company's approach to risk management, particularly in light of the separation of the Consumer Health business.	Directed by the Board, the Company evolved its Enterprise Risk Management approach offering an updated and integrated, comprehensive management of risk across the Enterprise. More detail on this approach can be found at page 38.
Positive feedback on the Company's disclosures with an interest in further tailoring and streamlining to clarify the Company's key priorities as a new two-segment company.	Focused disclosure efforts in this Proxy Statement on efficiency in goal setting and streamlining of reporting to provide the most relevant information in a user-friendly manner. We anticipate similar reforms in our forthcoming Health for Humanity Report and future reports and disclosures.
Interest in the Company's approach to consideration of policy alignment with partner trade associations.	Enhanced disclosure provided in our public Position on Stakeholder Engagement now includes a congruency analysis.

Related person transactions and Director independence

Related person transactions

Our Policy on Transactions with Related Persons requires the approval or ratification by the Nominating & Corporate Governance Committee of any transaction or series of transactions exceeding $120,000 in which our Company is a participant and any related person has a direct or indirect material interest (other than solely as a result of being a director or trustee or less than 10% owner of another entity). Related persons include our Directors and executive officers and their immediate family members and persons sharing their households. It also includes persons controlling more than 5% of our outstanding common stock.

Under our Principles of Corporate Governance and Code of Business Conduct & Ethics for Members of the Board of Directors and executive officers, all our Directors and executive officers have a duty to report to the Chairman and CEO or the Lead Director any potential conflicts of interest, including transactions with related persons. Management also has established procedures for monitoring transactions that could be subject to approval or ratification under the Policy on Transactions with Related Persons, which can be found at www.investor.jnj.com/corporate-governance.

Once a related person transaction has been identified, the Nominating & Corporate Governance Committee will review all of the relevant facts and circumstances and approve or disapprove entry into the transaction. The Committee will take into account, among other factors, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

If advance Committee approval of a transaction is not feasible, the transaction will be considered for ratification at the Committee's next regularly scheduled meeting. If a transaction relates to a member of the Committee, that member will not participate in the Committee's deliberations. In addition, the Committee Chair (or, if the transaction relates to the Committee Chair, the Lead Director) may pre-approve or ratify any related person transactions involving up to $1 million.

The following types of transactions have been deemed by the Committee to be pre-approved or ratified, even if the aggregate amount involved will exceed $120,000:

• Compensation paid by our Company for service as a director or executive officer.

• Transactions with other companies where the related person's only relationship is as a non-executive employee, less than 10% equity owner or limited partner, and the transaction does not exceed the greater of $1 million or 2% of that company's annual revenues.

• Our contributions to charitable organizations where the related person is an employee and the transaction does not exceed the lesser of $500,000 or 2% of the charitable organization's annual receipts.

• Transactions where the related person's only interest is as a holder of our stock and all holders receive proportional benefits, such as the payment of regular quarterly dividends.

• Transactions involving competitive bids.

• Transactions where the rates or charges are regulated by law or government authority.

• Transactions involving bank depositary, transfer agent, registrar, trustee under a trust indenture or a party performing similar banking services.

Transactions with related persons in 2023

A sister of Mr. Wolk, Executive Vice President, Chief Financial Officer, is a Mobility Operations Leader at Johnson & Johnson Services, Inc., a wholly-owned subsidiary of the Company, and earned $209,351 in total compensation in 2023, including base salary, any annual incentive bonus, the value of any long-term incentive award granted in 2023 and any other compensation. She also participates in the general welfare and benefit plans of Johnson & Johnson Services, Inc. Her compensation was established in accordance with Johnson & Johnson Services, Inc.'s employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Mr. Wolk does not have a material interest in his sister's employment, nor does he share a household with her.

Ms. Kathryn Wengel is Executive Vice President, Chief Technical Operations & Risk Officer. Ms. Wengel's brother-in-law is a partner at the law firm of Nelson Mullins Riley & Scarborough LLP (Nelson Mullins). The Company has engaged Nelson Mullins for more than twenty years. In 2023, the Company paid approximately $16 million to Nelson Mullins for legal services. Ms. Wengel's brother-in-law did not bill any services to Johnson & Johnson in 2023. Ms. Wengel had no involvement with respect to the retention of, or payments to, Nelson Mullins.

Additional related person transactions that occurred in 2023 are disclosed in the following table "Director independence analysis and related person transactions".

These transactions were approved by the Nominating & Corporate Governance Committee in compliance with our Policy on Transactions with Related Persons described above.

Director independence

✔ All Directors are independent except for our Chairman and CEO

It is our goal that at least two-thirds of our Directors be independent, not only as that term may be defined legally or mandated by the New York Stock Exchange (NYSE), but also without the appearance of any conflict in serving as an independent Director. The Board has determined that all non-employee Directors who served during fiscal 2023 were independent under the listing standards of the NYSE and our Standards of Independence, including: Mr. Adamczyk, Dr. Beckerle, Mr. D. S. Davis, Mr. I. Davis, Dr. Doudna, Ms. Hewson, Dr. Johnson, Mr. Joly, Dr. McClellan, Ms. Mulcahy, Dr. Washington, Mr. Weinberger, Dr. West and Mr. Woods.

To assist the Board in making this determination, the Board adopted Standards of Independence as part of our Principles of Corporate Governance, which can be found at www.investor.jnj.com/corporate-governance. These Standards conform to, or are stricter than, the NYSE independence standards and identify, among other things, material business, charitable and other relationships that could interfere with a Director's ability to exercise independent judgment.

As highly accomplished individuals in their respective industries, fields and communities, the non-employee Directors are affiliated with numerous corporations, educational institutions, hospitals and charities, as well as civic organizations and professional associations, many of which have business, charitable or other relationships with our Company. The Board considered each of these relationships in light of our Standards of Independence and determined that none of these relationships conflict with our interests or would impair the relevant non-employee Director's independence or judgment.

The table on the following page describes the relationships that were considered in making this determination, inclusive of any related person transactions. The nature of the transactions and relationships summarized in the following table, and the role of each of the Directors at their respective organizations, were such that none of the non-employee Directors had any direct business relationships with our Company in 2023 or received any direct personal benefit from any of these transactions or relationships.

All of the transactions and relationships of the type listed were entered into, and payments were made or received, by our Company or one of our subsidiaries in the ordinary course of business and on competitive terms. In 2021, 2022 and 2023, our transactions with or discretionary charitable contributions to each of the relevant organizations (not including gifts made under our matching gifts program) did not exceed the greater of $1 million or 1% of that organization's consolidated gross revenues and, therefore, did not exceed the thresholds in our Standards of Independence.

In the event of Board-level discussions pertaining to a potential transaction or relationship involving an organization with which a Director is affiliated, that Director would be expected to recuse himself or herself from the deliberation and decision-making process. In addition, other than potential review and approval of related person transactions under our Policy on Transactions with Related Persons described on the following page, none of the non-employee Directors has the authority to review, approve or deny any grant to or research contract with an organization.

Director independence analysis and related person transactions

Organization	Type of organization	Director	Relationship to organization	Type of transaction or relationship	2023 Aggregate magnitude
Honeywell International[1]	Profit organization	D. Adamczyk	Executive Officer	General building services and maintenance	<1%
Huntsman Cancer Institute[2]	Healthcare institution	M. C. Beckerle	Executive Officer	Clinical research; investigator payments	<1% <$1m
University of Utah	Educational institution	M. C. Beckerle	Employee	Sales	<1%
				Investigator payments; grants	<1% <$1m
University of California - Berkeley	Educational institution	J. A. Doudna	Employee	Charitable contributions	<1% <$1m
				Sales	<1%
				Research-related payments; sponsorships; grants	<1% <$1m
Wellesley College[3]	Educational institution	P. A. Johnson	Executive Officer	Royalties	<1% <$1m
Harvard Business School	Educational institution	H. Joly	Employee	Charitable contributions	<1%
				Grants; rental payments; rebates; consulting fees; lab supplies; tuition; training programs; memberships; subscriptions	<1% <$1m
Save the Children	Non-Profit organization	A. M. Mulcahy	Trustee	Contributions	<1% <$1m
Dell Medical School (University of Texas)	Educational institution	M. B. McClellan	Employee	Sales	<1%
				Charitable contributions; grants	<1% <$1m
Duke University	Educational institution	M. B. McClellan	Employee	Sales	<1%
				Charitable contributions; grants	<1% <$1m
				Research-related payments; tuition reimbursements	<1%
Americares	Non-profit organization	N. Y. West	Trustee	Grants; contributions	<1%
Smithsonian National Museum of African American History and Culture	Non-profit organization	N. Y. West	Trustee	Charitable contributions	<1% <$1m
Advocate Health[4]	Profit organization	E. A. Woods	Executive Officer	Sales	<1%

Note: Any transaction or relationship under $120,000 is not listed above.

[1] The Company made payments to Honeywell International, Inc. of approximately $9.06 million relating to general building services and maintenance.

[2] The Company made payments to Huntsman Cancer Institute of approximately $962,000 related to clinical research and investigator payments.

[3] The Company made payments to Wellesley College of approximately $535,000 relating to royalties owed in connection with the Company's former Consumer Health business prior to the completion of the separation.

[4] The Company made payments to Advocate Health of approximately $485,000 in connection with clinical trials; Advocate Health made payments to the Company of approximately $210.5 million relating to sales of the Company's products in the ordinary course of business.

Director compensation

The Compensation & Benefits Committee charter requires annual review of non-employee Director compensation, including total compensation and each element of our non-employee Director compensation program.

During its annual review, the Committee analyzes the competitive position of our non-employee Director compensation program and each element of that program against the programs of the peer group used for executive compensation purposes (see page 79 for information about the executive peer group). Semler Brossy Consulting Group, the Committee's independent consultant, provides an independent assessment of the competitive data provided to the Committee and advises the Committee on non-employee Director compensation. Decisions regarding the non-employee Director compensation program are approved by the Board based on recommendations by the Committee.

Fiscal 2024 non-employee Director compensation

The Compensation & Benefits Committee's analysis in 2023 of the competitive position of our non-employee Director compensation program showed that overall compensation for non-employee Directors was below peer group median. As a result, the Committee recommended, and the Board approved on September 12, 2023, an increase to the non-employee Director compensation program for 2024.

2024 Non-employee Director compensation

The following non-employee Director compensation program for 2024 continues an overall compensation structure in line with the peer group median.

Cash compensation	$125,000
Lead Director cash retainer	50,000
Audit Committee Chair cash retainer	30,000
Committee Chair (other than Audit) cash retainer	25,000
Value of Deferred Share Units	205,000

Fiscal 2023 non-employee Director compensation

On September 13, 2022, the Compensation & Benefits Committee recommended, and the Board approved, no changes to the non-employee Director compensation program for 2023. The overall 2023 compensation structure was approximately at peer group median.

2023 total Director compensation

This table sets forth the compensation of our Directors for fiscal 2023. For a complete understanding of the table, please read the accompanying footnotes and the narrative disclosures.

	A	B	C	D	E	F
Name		Role for additional cash retainer	Fees earned or paid in cash	Stock awards	All other compensation	Total
D. Adamczyk			$125,000	$195,000	$20,000	$340,000
M. C. Beckerle		Comm Chair	145,000	195,000	15,000	355,000
D. S. Davis		Comm Chair	155,000	195,000	0	350,000
I. E. L. Davis			72,688	0	0	72,688
J. A. Doudna			125,000	195,000	0	320,000
M. A. Hewson		Comm Chair	145,000	195,000	20,000	360,000
P. A. Johnson			109,503	233,466	10,000	352,969
H. Joly			125,000	195,000	0	320,000
M. B. McClellan			125,000	195,000	0	320,000
A. M. Mulcahy		LD/Comm Chair	195,000	195,000	20,000	410,000
A. E. Washington			105,154	0	0	105,154
M. A. Weinberger		Comm Chair	145,000	195,000	0	340,000
N. Y. West			125,000	195,000	20,000	340,000
E. A. Woods			10,616	78,534	0	89,150

Fees earned or paid in cash (Column C)

Elective fee deferrals. As described below, under the Deferred Fee Plan for Directors, non-employee Directors may elect to defer payment of all or a portion of their cash retainers until termination of Board membership. Ms. Hewson, Dr. Washington and Mr. Woods elected to defer all of the cash retainer earned by each of them during fiscal 2023.

Stock awards (Column D)

For the non-employee Directors: Deferred Share Units - mandatory deferral. All figures in column D represent the grant-date fair value computed in accordance with FASB ASC Topic 718 of Deferred Share Units (DSUs) granted to each non-employee Director on April 27, 2023. The Board approved a 2023 DSU award valued at $195,000; therefore, pursuant to the terms of the Deferred Fee Plan for Directors, each non-employee Director (other than Dr. Johnson, Mr. I. E. L. Davis, Dr. Washington and Mr. Woods) was granted 1,193.975 DSUs. Dr. Johnson was granted 1,429.5 DSUs to account for two additional months of service in 2023. Mr. I. E. L. Davis and Dr. Washington received a one-time cash payment equal to the pro rata amount of the equity award for fiscal year 2023. The pro rata fees and awards earned related to Mr. Woods' time served in 2023 are included in the chart above and the related DSUs will be credited to his account in the first quarter of 2024. DSUs are immediately vested but must be deferred until termination of Board membership. DSUs earn additional amounts based on a hypothetical investment in our common stock, including accruing dividend equivalents in the same amount and at the same time as dividends paid on our common stock. DSUs are settled in cash upon termination of Board membership.

All other compensation (Column E)

For the non-employee Directors: charitable matching contributions. The amounts reported in column E represent the aggregate dollar amount for each non-employee Director for charitable matching contributions. Non-employee Directors are eligible to participate in our charitable matching gift program on the same basis as employees, pursuant to which we contribute, on a two-to-one basis for every dollar donated, up to $20,000 per year per person to certain charitable institutions.

Director compensation policies and practices

Deferred fee plan for Directors

Elective fee deferrals. Under the Deferred Fee Plan for Directors, non-employee Directors may elect to defer payment of all or a portion of their cash retainers until termination of Board membership. Deferred fees are converted into DSUs and earn additional amounts based on a hypothetical investment in our common stock, including accruing dividend equivalents in the same amount and at the same time as dividends paid on our common stock. DSUs are settled in cash upon termination of Board membership. Ms. Hewson, Dr. Washington and Mr. Woods elected to defer all of the cash retainer earned by each of them during fiscal 2023. All DSUs earned by Mr. Woods in 2023 will be credited to his account in the first quarter of 2024.

Deferred compensation balances. At December 31, 2023, the aggregate number of DSUs held in each non-employee Director's Deferred Fee Account, including mandatory deferrals, any elective fee deferrals and accrued dividend equivalents, was as follows:

Name	Deferred share units (#)
D. Adamczyk	2,309
M. C. Beckerle	12,166
D. S. Davis	14,112
J. A. Doudna	6,646
M. A. Hewson	8,489
P. A. Johnson	1,461
H. Joly	5,040
M. B. McClellan	16,360
A. M. Mulcahy	19,936
M. A. Weinberger	7,686
N. Y. West	3,680
E. A. Woods	0

Additional arrangements

We pay for or reimburse Directors for transportation, hotel, food and other incidental expenses related to attending Board and committee meetings, director orientation or other relevant educational programs or Company meetings.

Stock ownership guidelines for non-employee Directors

Our stock ownership guidelines for non-employee Directors are intended to further align the Directors' interests with the interests of our shareholders. Stock ownership for the purpose of these guidelines includes shares directly owned by the Director, shares held indirectly that are beneficially owned by the Director and DSUs. All Directors are prohibited from transacting in derivative instruments linked to the performance of our securities.

Name	Stock ownership guideline as a multiple of annual cash retainer	2023 Compliance with stock ownership guidelines?	Ownership threshold met?[1]
D. Adamczyk	5x	Yes	No [2]
M. C. Beckerle	5x	Yes	Yes
D. S. Davis	5x	Yes	Yes
I. E. L. Davis	5x	Yes	Yes
J. A. Doudna	5x	Yes	Yes
M. A. Hewson	5x	Yes	Yes
P. A. Johnson	5x	Yes	No [2]
H. Joly	5x	Yes	Yes
M. B. McClellan	5x	Yes	Yes
A. M. Mulcahy	5x	Yes	Yes
A. E. Washington	5x	Yes	Yes
M. A. Weinberger	5x	Yes	Yes
N.Y. West	5x	Yes	No [2]
E. A. Woods	5x	Yes	No [2]

[1]   Non-employee Directors have five years after first becoming subject to the guidelines to achieve the required ownership threshold.

[2]   Joined Board within past five years.

Stock ownership information

Security ownership of certain beneficial owners, officers and Directors

This table sets forth information regarding beneficial ownership of our common stock by each Director, our Chairman and CEO, Chief Financial Officer and the three other most highly compensated executive officers named in Executive Compensation Tables on pages 89 through 121 (each a named executive officer) and by all Directors and executive officers as a group. Each of the individuals/group listed below is the owner of less than 1% of our outstanding shares. Because they serve as trustees of Johnson Family Trusts, which hold stock for the benefit of others, Mr. Duato and Mr. Wolk are deemed to "control" an additional 5,063,615 shares of our stock in which they have no economic interest, and those shares are not reflected in this table. In addition to such shares, the Directors and executive officers as a group own/control a total of 901,607 shares. In the aggregate, these 5,965,222 shares represent less than 1% of the shares outstanding. All stock ownership is as of February 27, 2024.

Beneficial ownership table

Name	Number of common shares[1] (#)	Deferred share units[2] (#)	Common shares underlying options or stock units[3] (#)	Total number of shares beneficially owned[5] (#)
D. Adamczyk	1,063	2,309	0	3,372
M. C. Beckerle	0	12,166	0	12,166
D. S. Davis	0	14,112	0	14,112
J. A. Doudna	0	6,646	0	6,646
J. Duato	364,185	0	897,368	1,261,553
P. Fasolo	112,076	0	198,009	310,085
M. A. Hewson	3,000	8,489	0	11,489
P. A. Johnson	202	1,461	0	1,663
H. Joly	5,000	5,040	0	10,040
M. B. McClellan	0	16,360	0	16,360
A. M. Mulcahy	8,098	19,936	0	28,034
J. Reed	306	0	0	306
J. Taubert	154,851	0	464,471	619,322
M. A. Weinberger	0	7,686	0	7,686
N. Y. West	0	3,680	0	3,680
J. Wolk	70,938	0	326,168	397,106
E. A. Woods	0	0	0	0
A. McEvoy[4]	55,191	0	354,651	409,842
All Directors and executive officers as a group (23)[4]	901,607	97,885	2,769,299	3,768,791

[1] The shares described as owned are shares of our common stock directly or indirectly owned by each listed person, including shares held in the 401(k) and Employee Stock Ownership Plans and by members of his or her household, and are held individually, jointly or pursuant to a trust arrangement.

[2] Includes Deferred Share Units credited to non-employee Directors under our Amended and Restated Deferred Fee Plan for Directors and Deferred Share Units credited to the executive officers under our Executive Income Deferral Plan (Amended and Restated), if any.

[3] Includes shares underlying options exercisable on February 27, 2024, options that become exercisable within 60 days thereafter and Restricted Share Units that vest within 60 days thereafter.

[4] The aggregate holdings do not include Ms. McEvoy as she was no longer an executive officer, effective October 20, 2023. Ms. McEvoy's holdings are as of October 20, 2023.

[5] Information regarding stock ownership guidelines for named executive officers is found on page 84 and at www.investor.jnj.com/governance/corporate-governance-overview.

The following are the only persons known to us to be the beneficial owners of more than five percent of any class of our voting securities:

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	Common stock	229,372,559 shares[1]	9.53%[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common stock	186,308,341 shares[2]	7.7%[2]
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	Common stock	132,996,283 shares[3]	5.52%[3]

[1] Based solely on an Amendment to Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group (Vanguard) reported aggregate beneficial ownership of approximately 9.53%, or 229,372,559 shares, of our common stock as of December 29, 2023. Vanguard reported that it possessed sole dispositive power of 219,263,309 shares, shared dispositive power of 10,109,250 shares and shared voting power of 2,806,101 shares. Vanguard also reported that it did not possess sole voting power over any shares beneficially owned.

[2] Based solely on an Amendment to Schedule 13G filed with the SEC on January 26, 2024, BlackRock, Inc. (Black Rock) reported aggregate beneficial ownership of approximately 7.7%, or 186,308,341 shares, of our common stock as of December 31, 2023. BlackRock reported that it possessed sole voting power of 168,179,492 shares and sole dispositive power of 186,308,341 shares. BlackRock also reported that it did not possess shared voting or dispositive power over any shares beneficially owned.

[3] Based solely on a Schedule 13G filed with the SEC on January 30, 2024, State Street Corporation (State Street) reported aggregate beneficial ownership of approximately 5.52%, or 132,996,283 shares, of our common stock as of December 31, 2023. State Street reported that it possessed shared voting power of 84,902,678 shares and shared dispositive power of 132,904,295 shares. State Street also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

As a result of being beneficial owners of more than 5% of our stock, Vanguard, BlackRock and State Street are currently considered related persons under our Policy on Transactions with Related Persons described on page 46.

- Certain of our U.S. and international employee savings and retirement plans and other affiliates have retained BlackRock and its affiliates to provide investment management services. In connection with these services, we paid BlackRock approximately $2.9 million in fees during fiscal year 2023.

- Certain of our U.S. and international employee savings and retirement plans and other affiliates have retained State Street and its affiliates to provide investment management, trustee, custodial, administrative and ancillary investment services. In connection with these services, we paid State Street approximately $11.2 million in fees during fiscal year 2023.

Delinquent Section 16(a) reporting

The Forms 4 filed on May 2, 2023 were filed one day late for the following individuals: Mr. Adamczyk, Dr. Beckerle, Dr. Doudna, Mr. D. S. Davis, Ms. Hewson, Dr. Johnson, Mr. Joly, Dr. McClellan, Ms. Mulcahy, Mr. Weinberger and Dr. West.

Compensation of executives

2 Advisory vote to approve named executive officer compensation

We believe our executive compensation programs promote long-term, sustainable value creation and are strongly aligned with the long-term interests of our shareholders. The guiding principles of our executive compensation program continue to be pay for performance, accountability for short-term and long-term performance, alignment with shareholders' interests and market competitiveness.

We assess performance by reviewing not only what financial and strategic objectives were achieved but also how those results were achieved and whether they were achieved consistent with the values embodied in Our Credo.

As an advisory vote, the results of this vote will not be binding on the Board or the Company. However, the Board and the Compensation & Benefits Committee value the opinions of our shareholders. They will consider the outcome of the vote when making future decisions on the compensation of our named executive officers and our executive compensation philosophy, policies and procedures.

Following our Annual Meeting of Shareholders on April 25, 2024, the next advisory vote on executive compensation is expected to occur at the 2025 Annual Meeting of Shareholders, unless the Board modifies its policy on the frequency of holding such advisory votes.

> ✔ **The Board of Directors recommends that shareholders vote, in an advisory manner, FOR approval of the compensation of our named executive officers and the executive compensation philosophy, policies and procedures described in the Compensation Discussion and Analysis (CD&A) section of this Proxy Statement.**

Before you vote, we urge you to read the following for additional details on our executive compensation

- Compensation Discussion and Analysis on pages 58 to 88
- Executive Compensation Tables on pages 89 to 121

When casting your 2024 Say on Pay vote, we encourage you to consider:

- Our named executive officers' (NEOs) 2023 compensation is aligned with our performance.
  - Annual incentive payouts are aligned to business performance.
  - Long-term incentive performance share unit payouts are based on our financial results and our relative total shareholder return.
- We continue to engage with our shareholders on our executive compensation program and evaluate our programs to ensure alignment with our shareholders' interests.
- Pay-for-performance is built into the design of our incentive programs.
- Despite continued macroeconomic uncertainty, our financial performance was strong.

A message from our Compensation & Benefits Committee

Dear fellow shareholders:

2023 has been a pivotal year in Johnson & Johnson's 137-year history. With the successful separation of Kenvue, the Company is now the clear global leader in healthcare innovation. Johnson & Johnson remains guided by Our Credo and its ambition to profoundly impact health for humanity through our lifesaving and life-enhancing products.

The company's sharpened focus on Innovative Medicine and MedTech positions it to better address the complexity of the global healthcare environment and to navigate the rapidly evolving macroeconomic environment. We have seen this focus translate into robust performance across the Enterprise, with the Company exceeding its financial and strategic goals set at the start of the year. In addition, the Company continued to strengthen its innovation pipeline, with several catalysts which have the potential to enhance its future performance.

Every year, we review the executive compensation structure to ensure that we are incentivizing strong results in a manner that is consistent with the values embodied in Our Credo. We also engage with our shareholders to gain feedback on the executive compensation program. The Company's 2023 Say on Pay vote won strong shareholder support at 93%. We believe that this level of shareholder support for the executive compensation program is a result of our continued engagement with our shareholders and the enhancements we have made to our executive compensation program and processes over the years.

When evaluating 2023 performance, we conducted a comprehensive joint review with the Audit Committee of all items excluded from non-GAAP performance measures for the purpose of measuring results under the incentive compensation plans. The Committee believes that using certain non-GAAP metrics, which is common among our peers, helps avoid both unmerited windfalls and penalties that are beyond the control of executives, while promoting accountability and aligning compensation to performance objectives that accurately reflect company performance. For example, the 2023 annual incentive results and payout factors have excluded both the one-time, non-cash gain of $21 billion related to the Consumer Health separation in accordance with the Company's adjusted non-GAAP results policies and past practices and the $7.1 billion settlement charge related to talc matters. We determined that the compensation program encompassed the effect of special items through their impact on our long-term equity compensation and that no adjustments to incentive payouts related to non-GAAP items were warranted.

As a reflection of the strong financial outcomes achieved in 2023, the Enterprise annual incentives were achieved at 130.4% of target. The 2021-2023 PSUs paid out at 116.8% of target.

We are confident that the future of the Company is strong and supported by a compensation program that rewards performance and aligns with shareholders' interests. We thank you for your continued feedback and respectfully request your support for our 2024 Say on Pay proposal.

Sincerely,



Marillyn A. Hewson
Chair



Darius Adamczyk



D. Scott Davis



Hubert Joly

Compensation Committee report

The Compensation & Benefits Committee of the Board of Directors (the Committee) has reviewed and discussed the section of this Proxy Statement entitled Compensation Discussion and Analysis with management. Based on this review and discussion, the Committee has recommended to the Board that the section entitled Compensation Discussion and Analysis, as it appears on pages 58 through 88, be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Marillyn A. Hewson, Chair
Darius Adamczyk
D. Scott Davis
Hubert Joly

Compensation discussion and analysis

2023 NEOs Currently Serving



Joaquin Duato
Chairman of the Board and
Chief Executive Officer



Joseph Wolk
Executive Vice President,
Chief Financial Officer



John Reed, M.D., Ph.D.
Executive Vice President,
Innovative Medicine, R&D



Jennifer Taubert
Executive Vice President, Worldwide
Chairman, Innovative Medicine



Peter Fasolo, Ph.D.
Executive Vice President,
Chief Human Resources Officer

The CD&A also describes the compensation of the Company's former Executive Vice President, Worldwide Chairman, MedTech, Ashley McEvoy

2023 Executive compensation summary

Our Credo

Since 1943, Our Credo has guided us in fulfilling our responsibilities to our customers, employees, communities and shareholders. In assessing our named executive officers' contributions, we look to results-oriented measures of performance as well as how those results were achieved. We consider whether the decisions and actions leading to the results were consistent with the values embodied in Our Credo and the long-term impact of the decisions.

2023 Compensation highlights

Pay mix

Our pay mix at target for our named executive officers is a result of our compensation targets that emphasize long-term versus short-term compensation.



2023 Pay mix at target

Company performance and incentive determinations

We delivered strong performance in 2023. We exceeded our 2023 Enterprise financial goals, which were achieved at 130.5% of target. We also performed well against key Enterprise strategic objectives, which the Compensation & Benefits Committee assessed at 130.0% of target. On February 12, 2024, the Committee approved 2024 Enterprise annual incentive payouts at 130.4% of target based on the Company's combined financial and strategic performance.

We describe our 2023 annual incentive goals and performance under 2023 Annual incentive goals and performance on pages 67 to 69.

Our 2021-2023 performance share units (PSUs) paid out at 116.8% of target. We describe the performance of our 2021-2023 PSUs in more detail on page 70.

Total direct compensation

In making annual pay decisions, the Committee focuses primarily on total direct compensation (TDC), which includes our three principal elements of executive compensation: base salary, annual incentives and long-term incentives. These elements are discussed in detail on pages 65 to 70.

Total direct compensation reflects how an executive's pay relates to the Committee's assessment of Company, business unit and individual performance for the year. For this reason, 2023 TDC includes base salary earned in 2023, 2023 annual incentives and the planned long-term incentive (LTI) amounts approved by the Committee in February 2024, which were based on its assessment of 2023 performance. This differs from the February 2023 LTI award grant date fair values shown in the Summary Compensation Table on page 92, which were based on the Committee's assessment of 2022 performance. In addition, the compensation values reported in the Summary Compensation Table include certain elements (e.g., changes in pension values, which are impacted by assumptions like interest rates, and other compensation components) that we exclude from total direct compensation because they are not tied to performance and fall outside the scope of the Committee's annual pay decisions.

2023 Total direct compensation

	Base salary	Annual incentives	Long-term incentives	Total direct compensation
J. Duato	$1,584,615	$3,650,000	$16,400,000	$21,634,615
J. Wolk	1,147,962	1,910,000	8,780,000	11,837,962
J. Reed	840,385	1,720,000	6,010,000	8,570,385
J. Taubert	1,130,000	1,720,000	7,100,000	9,950,000
P. Fasolo	877,692	1,160,000	3,740,000	5,777,692
A. McEvoy	1,059,231	1,050,000	0	2,109,231

2023 Say on Pay results and shareholder engagement

What we heard

Approximately 93% of the votes were cast in favor of our executive compensation program as disclosed in our 2023 Proxy Statement (the Say on Pay vote). We believe that this strong support for the named executive officer compensation benefited from our direct engagement with our shareholders and the changes we made to our executive compensation program and processes over the years. We describe our shareholder engagement in detail on page 44.



93%
Approve Say on Pay

What we did

Shareholder engagement. Our shareholder outreach and engagement program occurs throughout the year beginning in the fall. In early summer, we review the voting results from the prior Annual Shareholders' Meeting, our current performance, the external environment and market trends. We develop a shareholder outreach and engagement plan for the fall and review it with our advisors to ensure that our program is focused on topics of greatest interest to our shareholders. During the fall engagement season:

52%
of our outstanding shares

We reached out to shareholders representing approximately 52% of our shares outstanding.

38%
of our outstanding shares

We engaged with approximately 48 U.S. and international institutional shareholders representing approximately 38% of our shares outstanding.

We met with proxy advisory firms and other interested parties.

Role of our Lead Director and Committee Chair in our shareholder engagement

Our Committee Chair and Lead Director participated in many of these meetings, including with seven of our top 25 shareholders.

Shareholder engagement topics. Our shareholders have many different areas of interest. For each engagement, we endeavor to have the right personnel available to have an informed, meaningful discussion on the topics that are most important to them. Our 2023 engagement and other governance exchanges covered a wide range of important corporate governance, environmental and social stewardship, compensation and public policy issues.

Treatment of special items including litigation charges in our compensation program. The Compensation & Benefits Committee understands that transparency concerning executive compensation, including the decision-making process itself, is important to many shareholders. The Committee believes the use of certain non-GAAP metrics is an appropriate and useful means of measuring company performance for purposes of incentive plans. This practice, which is common among our peers, helps avoid both unmerited windfalls and penalties that are beyond the control of executives, while promoting accountability and aligning compensation to performance objectives that accurately reflect company performance. For example, the 2023 annual incentive results and payout factors have excluded both the one-time, non-cash gain of $21 billion related to the Consumer Health separation in accordance with the Company's adjusted non-GAAP results policies and past practices and the $7.1 billion settlement charge related to talc matters. Removing special items from GAAP results ultimately provides a more representative and comparable view of our operating performance and aligns with the performance metrics provided in our earnings guidance, financial reporting and other Company disclosures.

The Committee takes a deliberate, thoughtful approach to each potential excluded item. As part of this process, the Committee reviews each item on an individual basis and considers whether excluding this item for purposes of executive compensation is appropriate in light of the totality of the facts and circumstances. The Compensation & Benefits Committee meets together with the Audit Committee to review all items excluded from GAAP performance measures for the purpose of measuring results under our annual and long-term incentive plans. The Compensation & Benefits Committee considers the appropriate treatment of non-GAAP items, including significant one-time litigation charges, in executive session before deciding whether to include or exclude each item. The table below lists factors the Compensation & Benefits Committee considers in its review:

Factor	Committee perspective
Alignment of shareholder and executive interests	The Committee strives to ensure that the Company's compensation programs closely align with the experience of our shareholders. We carefully consider feedback from our shareholders regarding compensation programs, policies and decisions.
Best interests of the Company and shareholders	The Committee considers the totality of the circumstances in deciding whether the exclusion is in the best interest of the Company or shareholders. For example, a significant acquisition- or divestiture-related item may not have been considered when incentive goals were originally set, and should therefore be excluded from the final results. Similarly, a legal settlement may be in the best interests of the Company and our shareholders even if the allegations lack merit. Executives should not be rewarded for windfalls or penalized for making difficult decisions.
Impact on behavior	The Committee considers whether the exclusion of each special item will incentivize future executive decision-making in the best interest of the Company and shareholders.
Role of current executives	The Committee considers the roles of the executives and whether these individuals had any responsibility or alleged misconduct related to the underlying cause of the excluded item.
Legal determination of responsibility	Regarding legal settlements, a legal determination of fault or admission of wrongdoing related to litigation charges, though not dispositive, may inform an assessment of responsibility and therefore impact compensation.

Fiscal 2023 special items - litigation. Following engagement with shareholders in 2023, and in the interest of providing greater transparency for our investors, the Company committed to provide disclosure of the Committee's treatment of any litigation special item excluded from executive incentive metrics and representing more than $1 billion or 0.2% of the Company's market capitalization, subject to exception or modification when the Company's management determines that disclosure would be competitively harmful or reasonably lead to exposure to further or ongoing litigation. The Committee will also consider providing such disclosure for other significant items not meeting the threshold as appropriate and will note whether any exceptions or modifications were made to our disclosure, in accordance with the exception noted above.

In 2023, Johnson & Johnson agreed to contribute up to the present value of $8.9 billion, payable over 25 years, to resolve all current and future talc claims against the Company and its affiliates in North America. The Company disclosed an accounting charge of $6.9 billion in the first quarter of 2023 and accrued an additional $0.2 billion in the second quarter. This is in addition to the $2.0 billion previously accrued in 2021 for talc litigation. Consistent with the factors described above, the Committee considered this litigation-related charge to determine the appropriate treatment for purposes of the executive compensation program.

In determining whether to include or exclude the $7.1 billion settlement charge from executive incentive metrics, the Committee considered the following factors, among others:

- **Alignment of shareholder and executive interests.** The Committee appreciates the feedback from investors concerning the impact of significant litigation charges on the shareholder experience. The executive compensation program is accordingly designed to align executive and shareholder interests. Specifically, more than two-thirds of Company NEOs' pay is comprised of equity awards and Company executives have to meet published ownership requirements. To the extent significant litigation charges impact the Company's stock price, positively or negatively, our executives' pay is similarly impacted.

- **Best interests of the Company and shareholders and impact on behavior.** The Committee considered the quantum of executive pay with the talc litigation charge included and excluded. The Committee believes that incentives are strong motivators of future behavior. Including this significant charge in the executives' incentive metrics could create an incentive that is not in our shareholders' interests by motivating executives to postpone or forgo legal actions or settlements that are in shareholders' long-term interests. We will continue to engage regularly with our shareholders to understand their concerns on executive compensation matters, including significant one-time litigation charges.
- **Role of current executives.** The underlying events and decisions that resulted in the talc-related litigation charges occurred before Company executives assumed their current roles. Company executives have taken steps to mitigate the impact of the litigation on behalf of the Company and shareholders. The executive team determined that it was in the best interest of the Company and shareholders to resolve this matter as efficiently as possible.
- **Legal determination of responsibility.** Johnson & Johnson has made no admission of wrongdoing, nor has the Company changed its longstanding position that its talcum powder products are safe. The Company has prevailed in the majority of cases tried and continues to stress that the talc claims are unfounded and lack scientific merit.

Based on the totality of the circumstances, the Committee determined it to be in the best interest of the Company and shareholders to exclude the $7.1 billion talc settlement charge from 2023 incentive plan results.

Compensation governance best practices

We believe that our executive compensation program includes key features that align the interests of the named executive officers with our shareholders and does not include features that could misalign their interests.

What we do

- ✔ Align CEO and executive pay with Company performance.
- ✔ Align the majority of named executive officer pay with shareholders through long-term incentives.
- ✔ Balance short-term and long-term incentives.
- ✔ Cap incentive awards.
- ✔ Require executives to own significant amounts of Company stock.
- ✔ Employ a compensation recoupment policy applicable to our named executive officers.
- ✔ Actively engage with our shareholders.
- ✔ Engage an independent compensation consultant reporting directly to the Committee.
- ✔ Hold an advisory vote to approve named executive officer compensation annually.

What we don't do

- ✘ No automatic or guaranteed annual salary increases.
- ✘ No guaranteed annual or long-term incentive awards.
- ✘ No above-median targeting of executive compensation.
- ✘ No automatic single-trigger equity acceleration.
- ✘ No tax gross-ups (unless they are provided pursuant to our standard relocation practices).
- ✘ No option repricing without shareholder approval.
- ✘ No hedging, pledging or short selling of Company stock.
- ✘ No long-term incentive backdating.
- ✘ No dividend equivalents on unvested long-term incentives.

Johnson & Johnson does not have any change-in-control agreements in place for any of the named executive officers. Our 2022 Long-Term Incentive Plan only provides for a change-in-control benefit in the event that outstanding awards granted under the plan are not assumed or substituted by the acquirer in connection with a change-in-control, in which case, the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change-in-control. If outstanding awards are assumed or substituted, the awards will remain outstanding and will continue to vest following the change-in-control.

2023 Executive compensation

Guiding principles

We design our executive compensation programs to achieve our goals of attracting, developing and retaining global business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. We use the following guiding principles to design our compensation programs:

- **Pay for performance.** We tie annual incentive payouts and long-term incentive grants to the performance of the Company, the individual's segment or function and the individual.

- **Accountability for short-term and long-term performance.** We structure performance-based compensation to reward an appropriate balance of short-term and long-term financial and strategic business results, with an emphasis on managing the business for long-term results.

  The Board is responsible for oversight of risk management (including product development, supply chain and quality risks) as described under Oversight of our Company beginning on page 36. Our compensation program's emphasis on long-term value helps to reduce the possibility that our executives make excessively risky business decisions that could maximize short-term results at the expense of long-term value.

- **Alignment to shareholders' interests.** We structure performance-based compensation to align the interests of our named executive officers with the long-term interests of our shareholders.

- **Competitiveness.** We compare our practices against appropriate peer companies that are of similar size and complexity, so we can continue to attract, retain and motivate high-performing executives.

Components of executive compensation

Base salary, annual incentive and long-term incentives

Below we describe the components of our total direct compensation, how we determine each component's amount and why we pay them.

Component	Form	Vesting / performance period	How amount is determined	Why we pay each component

Base salary	Cash	Ongoing	• We base salary rates on:
			  • Competitive data
			  • Scope of responsibilities
			  • Work experience
			  • Time in position
			  • Internal equity
			  • Individual performance
				• Recognizes job responsibilities.

Annual incentive	Cash	1 year	• We set target awards as a percent of salary based on competitive data. • We determine award payouts based on business and individual performance.	• Motivates attainment of our near-term priorities, consistent with our long-term strategic plan.
Long-term incentives	Equity	3 years (options: 10-year term)	• We set target awards as a percent of salary based on competitive data. • We grant long-term incentives based on business and individual performance, contribution and long-term potential. • We determine payouts based on achievement of long-term operational goals, TSR and share price appreciation.	• Motivates attainment of our long-term goals, TSR and share price growth. • Retains executives.

Long-term incentives

Below we describe the forms of long-term incentives we use for our named executive officers, their weighting, performance periods, how the payouts are determined and why we use them.

Long-term incentive form	Mix	Vesting / performance period	How payouts are determined	Why we use them
Performance share units (PSUs)	60%	• 0% to 200% vested three years after grant	• **1/2 Earnings per share:** three-year cumulative adjusted operational EPS. • **1/2 Relative total shareholder return (TSR):** three-year compound annual growth rate versus the competitor composite peer group. • **Share price**	• Aligns with our long-term objective of growing quality earnings. • Reflects overall TSR outcomes relative to our competitors. • Ties PSU value directly to the share price.
Options	30%	• 1/3 of grant vests per year • 10-year term	• **Share price appreciation**	• Motivates share price appreciation over the long-term. • Reinforces emphasis on long-term growth aligned with our objectives.
Restricted share units (RSUs)	10%	• 1/3 of grant vests per year	• **Share price**	• Ties RSU value directly to the share price.

Notes:

• Cumulative adjusted operational EPS is a non-GAAP measure. See page 88 for details.

• No dividend equivalents are paid on our PSUs, options or RSUs.

• Beginning with the February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date. Options and RSUs granted before February 13, 2023 are 100% vested on the third anniversary of the grant date.

2023 Annual incentive goals and performance

Performance against our Enterprise 2023 financial goals (70% weight)

2023 Financial goals

Our operational sales and adjusted operational EPS Enterprise financial targets align with the guidance we provided to the investment community. We believe this links our compensation to how effectively we deliver on our public commitments to our shareholders. We set our goals based on our objective of creating long-term sustainable value, our product portfolio and pipeline, and competitive benchmarking. See Our annual incentive goal-setting process on page 69 for details.

We established maximum and threshold payout levels around the financial targets based on a review of historical performance for each metric. If performance falls between threshold and target or between target and maximum, we determine the payout factor using interpolation. If performance falls below threshold for a goal, the percentage earned for that goal is 0%.

For the purposes of assessing performance under our annual incentive program, we make certain adjustments to our financial measures that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP), as detailed on page 86 and 87.

Following the separation of Kenvue in August 2023, the Committee determined that the 2023 annual incentive goals no longer reflected the Company's continuing operations. As a result, following the separation, the Committee adjusted our operational sales, adjusted operational EPS and free cash flow goals to remove the financial contribution from Kenvue.

2023 Financial results

The Company's performance was strong compared to our internal goals, particularly given the backdrop of macroeconomic volatility. At the Enterprise level, we exceeded our operational sales and adjusted operational EPS goals and met our free cash flow goal.

As shown below, our overall Enterprise financial performance resulted in a calculated financial payout factor of 130.5% under our annual incentive plan.

2023 Financial measures	Weight	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	Results	Calculated payout	Weighted payout
Operational sales ($ millions)	33.3%	$77,758	$81,850	$85,943	$84,812	172.4%	57.5%
Adjusted operational EPS	33.3%	$8.96	$9.43	$9.90	$9.52	119.1%	39.7%
Free cash flow ($ millions)	33.3%	$12,780	$14,200	$15,620	$14,197	99.9%	33.3%
Financial payout factor							**130.5%**

Note: Operational sales, adjusted operational EPS and free cash flow are non-GAAP measures. See pages 86 and 87 for reconciliations to GAAP measures of performance.

Performance against our Enterprise long-term strategic goals (30% weight)

2023 Strategic goals

The strategic payout factor is determined by the Committee within a range of 0% to 200% based on its evaluation of performance versus our strategic objectives.

Our strategic objectives cover a range of items critical to both our short- and long-term success. We prioritize excellence in our operational execution, product development and pipeline growth, our employees, key strategic initiatives that enable our continued growth and performance against our purpose-driven objectives.

Not all strategic goals are measured against quantitative performance criteria because some goals are qualitative. The Committee considers both quantitative and qualitative results and applies discretion when evaluating performance and determining the payout factor.

2023 Strategic performance

In February 2023, the Committee approved strategic goals aligned with long-term, sustainable value creation. Based on its evaluation of our performance against our strategic goals, the Committee determined a payout factor of 130.0% of target appropriately recognized both the successes and disappointments we experienced during 2023. The Committee's assessment of our strategic goals and results is shown in the following table.

2023 Strategic goals	2023 Assessment highlights
Critical business objectives	• We continued to grow market share in our key platforms and met or exceeded our supply chain goals. • We continued to grow our product pipeline, achieving all of our priority R&D milestones and innovation platform goals. • We greatly accelerated progress as a digital organization, exceeding our target in employee upskilling. We also performed strongly on our technology ecosystem and cybersecurity goals. • We exceeded our milestones in finalizing the separation of our Consumer Health business, and have distributed over 90% of Kenvue shares.
Enabling our purpose	• We met our quality and compliance objectives, closing audit remediation gaps and reducing the number of health authority actions. • We achieved all our key safety goals. • We exceeded our human capital management goals, enhancing our talent pipeline and succession planning as well as the retention of Executive Committee and segment leaders. • We exceeded our global sustainability goals and continued to advance our efforts to fight global public health challenges and champion diversity in clinical trials.
Enterprise strategic payout factor	**130.0%**

2023 Annual incentives

The 2023 annual incentive payouts for our CEO and other named executive officers were based 70% on financial goals and 30% on strategic goals. Messrs. Duato and Wolk and Dr. Fasolo were measured at the Enterprise level. Financial goals for Ms. Taubert and Dr. Reed were weighted 75% for Innovative Medicine and 25% on Enterprise performance. Financial goals for Ms. McEvoy were weighted 75% for MedTech and 25% on Enterprise performance. Furthermore, their strategic goals were aligned with the performance of their respective segments.

Our financial goals are evaluated against identified threshold, target and maximum levels of performance. Our strategic payout factors are determined by the Committee, in its sole discretion, based on its evaluation of performance versus our strategic goals. In addition, the Committee may adjust individual awards on an exception basis within a range of 0x to 1.2x (subject to the 200% of target maximum). The Committee did not adjust any individual 2023 annual incentive payouts on an exception basis.

The payouts can range from 0% to 200% of the target award as illustrated below.



Summary of named executive officer annual incentive payouts

This table shows the final payout factor for Messrs. Duato and Wolk and Ms. Taubert and Drs. Fasolo and Reed.

	Weight	2023 Payout factors	Weighted payout
Enterprise financial	70.0%	130.5%	91.4%
Enterprise strategic	30.0%	130.0%	39.0%
Enterprise payout factor			130.4%

The Committee used its discretion to reduce the Innovative Medicine segment annual incentive payouts by 3.8 percentage points, to 130.4% to align with the Enterprise score. The MedTech segment's annual incentive payout factor was 85.0%.

Our annual incentive goal-setting process

Each fall, we undertake a rigorous planning process to develop our goals for the coming year. Our financial goals are used to develop the estimates that we provide to the investment community, are aligned with our long-term strategic plan and promote long-term, sustainable value creation. We use the following approach in setting our financial targets:

- **Operational sales.** Align with our strategic objective to exceed market growth using the breadth of our portfolio.
- **Adjusted operational EPS.** Consider our strategic plan, financial principles, competitive position and investment strategies.
- **Free cash flow.** Target specific levels of productivity and budget for significant events as needed.

We set our 2023 operational sales growth goal considering:

- Continuing to drive innovation and market-leading sales growth in Innovative Medicine and MedTech, continued medical devices market recovery and improved market performance enabled by maximizing the value of recently launched products.

We set our 2023 adjusted operational EPS growth goal considering:

- The planned 2023 operational sales items noted above and our financial principles, while investing for the future.

We set our 2023 free cash flow goal considering:

- Our productivity in generating free cash flow from net income.
- Budgeted amounts for anticipated significant events.

2021-2023 Performance share unit payout

Impact of significant one-time events on the open PSU performance periods

In connection with the separation of Kenvue in August 2023, the Committee determined that the targets for the 2021-2023, 2022-2024 and 2023-2025 PSU awards no longer reflected the Company's continuing operations.

In September 2023, the Committee approved an adjustment to the outstanding PSU program targets to incorporate the impact of the 2023 separation of Kenvue, including:

- The net financing impact related to the separation for the 2023-2025 PSU award.
- The removal of the Consumer Health net income contribution to EPS for all outstanding PSU awards.
- The modification of the TSR competitor composite peer group to remove the Consumer Health peers beginning in August 2023 for all outstanding PSU awards.

Because the Consumer Health peer companies were removed from the TSR competitor composite peer group beginning in August 2023, the 2021-2023, 2022-2024 and 2023-2025 PSU awards were considered modified for accounting purposes. As a result of the modification, the accounting expense related to the 2021-2023, 2022-2024 and 2023-2025 PSU awards increased by less than 3% for each award. No additional PSUs were granted as a result of the modification.

2021-2023 PSU performance versus goals and payout as a percent of target

Our 2021-2023 adjusted operational EPS performance was above target. However, our 2021-2023 TSR compound annual growth rate fell below target. Our 2021-2023 PSUs paid out at 116.8% of target as shown in the table below.

If performance falls between threshold and target or between target and maximum, we determine the percentage of target earned using interpolation. If performance is below threshold for a goal, the percentage of target earned for that goal is 0%. If TSR is negative, the percentage of target earned based on TSR performance would be capped at 100%.

PSU Measure	Weight	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	Actual	Calculated payout	Weighted payout
2021-2023 Cumulative adjusted operational EPS	1/2	$26.06	$28.96	$31.86	$30.62	157.3%	78.7%
2021-2023 Relative TSR (CAGR)	1/2	10% below composite	Equal to composite	10% above composite	(4.7) points	76.3%	38.2%
PSU payout factor							**116.8%**

Note: Cumulative adjusted operational EPS is a non-GAAP measure. See page 88 for details. The sum of the individual components may not reflect the total payout factor due to rounding.

Our PSU goal setting process

Our PSU goals are based on our long-term strategic plan, promote long-term sustainable value creation, and take into account our product portfolio and pipeline, anticipated healthcare market growth and other external factors, including the competitive landscape.

Cumulative adjusted operational EPS. The EPS goal is set based on:

- The operational EPS guidance for the first year, which is provided to the investment community.
- Sales and EPS targets included in our strategic plan for the second and third years of the performance period.
- Analysts' expectations for the Company and the competitor composite peer group.
- An EPS growth to sales-growth multiple aligned with a long-term goal of growing net income faster than sales.

Relative total shareholder return. The three-year relative TSR goal is set to meet the performance of our competitor composite peer group, which undergoes annual review. See page 81 for more information on our competitor composite peer group.

Executive perquisites and other benefits

Our named executive officers participate in the same employee benefits provided to all other non-union U.S. employees. In addition, they participate in the following benefits and perquisites:

• **Executive life insurance.** Effective January 2015, we closed this program to new participants. We grandfathered prior participants. Mr. Wolk, Dr. Fasolo and Ms. Taubert participated in the program in 2023.

• **Personal use of Company aircraft and cars.** Our named executive officers may use Company aircraft for limited personal travel and Company cars and drivers for commuting and other personal transportation. These perquisites are intended to enhance productivity, minimize distractions and ensure the safety of our executives.

  The incremental cost to the Company to provide these perquisites is included in the perquisites and other personal benefits detail on page 96. These values are not paid to our named executive officers.

  Beginning in 2020, we capped the value of the car and driver perquisite for our Executive Committee members at $24,999 annually. Amounts in excess of $24,999 must be reimbursed by the executive.

• **Home security.** We reimburse limited home security system-related fees.

We detail the executive life insurance premiums paid, values of personal use of Company aircraft and cars, and home security related costs in the All other compensation detail on pages 96 through 97. Our named executive officers pay the income taxes due on the value of these benefits and perquisites.

Compensation decisions for 2023 performance

Total direct compensation decisions

In January and February of each year, we assess the performance of our named executive officers and we determine the:

• **Annual incentive** payout for the prior year's performance.

• **Long-term incentives** granted in the first quarter of the year based on the prior-year's performance.

• **Salary rate** for the upcoming year.

The independent Directors approve the compensation decisions for the Chief Executive Officer. The Committee approves the compensation decisions for all other named executive officers.

Reconciliation of total direct compensation



What is "total direct compensation"?

In contrast to the summary compensation table (on page 92), our discussion of CEO and NEO pay decisions in this proxy (pages 73 to 76) uses a measure called "total direct compensation," which the Committee believes provides a more accurate picture of its annual pay decisions and reflects its most recent assessment of Company, business unit and individual performance. Total direct compensation includes 2023 salary, 2023 annual incentive for the completed performance year and long-term incentives as described below.

How the Committee views LTI award values

Total direct compensation	Includes the planned value of LTI awards approved by the Committee and granted in February 2024.	Award value relates to the Committee's assessment of 2023 performance.
Summary compensation table	Includes the grant date fair value of LTI awards granted in February 2023.	Award values relate back to the Committee's assessment of 2022 performance.

The SEC rules require the LTI awards granted in February 2023 to be reported in the summary compensation table in this Proxy Statement with a different valuation methodology than we use for total direct compensation. In addition, the compensation values reported in the summary compensation table include certain elements (e.g., changes in pension values, which are impacted by assumptions like interest rates and other compensation components) that we exclude from total direct compensation because they are not tied to performance and fall outside the scope of the Committee's annual pay decisions.

NEO performance and compensation summaries

CEO performance

Joaquin Duato



Chairman of the Board and Chief Executive Officer

Performance

The Board based its assessment of Mr. Duato's 2023 performance primarily upon its evaluation of the Company's performance. The Company's 2023 performance is summarized under 2023 Annual incentive goals and performance on pages 67 through 69.

The Board believes the Company largely met or exceeded its combined financial and strategic goals in 2023 under Mr. Duato's leadership. The Board recognized Mr. Duato's performance by awarding him an annual performance bonus at 130.4% of target and long-term incentives at 125.0% of target. After reviewing market data and other factors, the Board did not change Mr. Duato's salary rate for 2024.

At the Enterprise level, we exceeded our operational sales and adjusted operational EPS goals and met our free cash flow goal. Enterprise results were driven by overall performance in our segments.

In addition to our Company's overall performance, the Board evaluated Mr. Duato's performance against a set of strategic priorities. Mr. Duato:

- Delivered on our financial goals and our long-term financial outlook with record-level operational investments in R&D and product innovation to expand our product pipeline.

- Performed strongly on our quality and compliance objectives, closing audit remediation gaps and reducing the number of health authority actions.

- Advanced year-over-year capital allocation across R&D, acquisitions and dividends to shareholders.

- Led our focus on data science, intelligent automation and cybersecurity.

- Exceeded our milestones in finalizing the separation of our Consumer Health business.

2023 Total direct compensation

Total direct compensation: $21,634,615

Long-term incentive: $16,400,000



76%

RSUs (10%): $1,640,000

Options (30%): $4,920,000

PSUs (60%): $9,840,000

Annual incentive: $3,650,000

17%

Salary earned: $1,584,615

7%

2024 Base salary rate

Mr. Duato's base salary rate did not change in 2024.

Compensation decisions for 2023 CEO performance

- In determining Mr. Duato's 2023 annual incentive payout, the Board used the 2023 Enterprise annual incentive payout factor of 130.4% as summarized under 2023 Annual incentive goals and performance beginning on page 67.

- The Board approved Mr. Duato's long-term incentives for performance in 2023 at 125.0% of target in February 2024 to recognize his contributions during 2023 in fulfilling Our Credo responsibilities, improving our long-term financial outlook and executing the separation of our Consumer Health business. The Board believes the long-term incentives will further align Mr. Duato's and shareholder interests.

- Mr. Duato's total direct compensation for 2021-2023 is displayed in the table below.

| | Vice Chairman of the Executive Committee | | CEO | | | |
| | 2021 | | 2022 | | 2023 | |
	Amount ($)	Percent of target (%)	Amount ($)	Percent of target (%)	Amount ($)	Percent of target (%)
Salary earned	$1,030,000		$1,490,962		$1,584,615	
Annual incentive payout	1,670,000	130.0%	2,390,000	91.0%	3,650,000	130.4%
Long-term incentive awards	7,730,000	150.0%	15,990,000	130.0%	16,400,000	125.0%
Total direct compensation	**$10,430,000**		**$19,870,962**		**$21,634,615**	

Other named executive officer performance

The Committee based its assessment of each of the other named executive officers on its evaluation of the Company's performance and the individual performance of each named executive officer. Each of the named executive officers contributed to the Company's performance as a member of the Executive Committee and as a leader of a business or a function. See pages 67 through 69 for the Committee's evaluation of the Company's performance for 2023.

Joseph Wolk



Executive Vice President, Chief Financial Officer

Performance

In addition to his contribution to our Company's overall performance, Mr. Wolk:

- Drove our financial management processes that delivered results that met or exceeded financial expectations, proactively planning and managing our corporate functions and Enterprise budgets to contribute to our performance.

- Successfully led our strategic efforts to separate our Consumer Health business, exceeding our internal milestones and reducing infrastructure costs.

- Accelerated the digital transformation of the finance function by implementing best-practice financial processes and technology platforms.

2023 Total direct compensation

Total direct compensation: $11,837,962



Long-term incentive: $8,780,000 — 74%

RSUs (10%): $878,000
Options (30%): $2,634,000
PSUs (60%): $5,268,000

Annual incentive: $1,910,000 — 16%

Salary earned: $1,147,962 — 10%

2024 Base salary rate

Mr. Wolk's base salary rate increased from $1,170,000 in 2023 to $1,220,000 in 2024.

John Reed, M.D., Ph.D.



Executive Vice President, Innovative Medicine R&D

Performance

In addition to his contribution to our Company's overall performance, Dr. Reed:

- Accelerated innovative product development, contributing to the receipt of key regulatory approvals and program advancements.

- Sharpened our focus on data science, digital health and R&D investments in oncology, immunology and neuroscience.

- Delivered robust pipeline growth in Innovative Medicine, exceeding internal goals.

2023 Total direct compensation

Total direct compensation: $8,570,385



Long-term incentive: $6,010,000 — 70%

RSUs (10%): $601,000
Options (30%): $1,803,000
PSUs (60%): $3,606,000

Annual incentive: $1,720,000 — 20%

Salary earned: $840,385 — 10%

2024 Base salary rate

Dr. Reed's base salary rate increased from $1,150,000 in 2023 to $1,200,000 in 2024.

2023 New hire awards

Dr. Reed assumed the role of Executive Vice President, Innovative Medicine R&D in April 2023. Upon his hire, he received a cash sign-on award of $5,700,000 to make up for compensation from his previous employer that he forfeited because he joined the Company. The value of the award was based on his forfeited: equity incentives that would have vested within 12 months of his hire date, 2022 cash annual incentive and retirement plan unvested value. Dr. Reed would need to fully repay this amount to the Company if he were to leave within the first two years of his employment.

Dr. Reed also received a new hire RSU award with a target value of $11,700,000. This award replaced the $6,200,000 of forfeited equity incentives from his prior employer that would have vested more than 12 months after his hire date and $5,500,000 of annual target 2023 Johnson & Johnson equity incentives (that would have been granted in February). The award vests ratably over a three-year period and is not eligible for continued vesting after a qualifying separation.

Jennifer Taubert



Executive Vice President, Worldwide Chairman, Innovative Medicine

Performance

In addition to her contribution to our Company's overall performance, Ms. Taubert:

- Delivered robust growth worldwide that exceeded the market and competitor composite, including double digit growth on 11 key and launch brands.

- Successfully launched J&J Innovative Medicine, increasing our strategic focus in oncology, immunology, neuroscience and other select disease areas and successfully integrated the global supply chain into the segment.

- Advanced our portfolio and pipeline by increasing the value of launched products and line extensions and through strategic licensing and acquisitions.

2023 Total direct compensation

Total direct compensation: $9,950,000



Long-term incentive: $7,100,000 — 71%

RSUs (10%): $710,000
Options (30%): $2,130,000
PSUs (60%): $4,260,000

Annual incentive: $1,720,000 — 17%

Salary earned: $1,130,000 — 12%

2024 Base salary rate

Ms. Taubert's base salary rate increased from $1,150,000 in 2023 to $1,200,000 in 2024.

Peter Fasolo, Ph.D.



Executive Vice President, Chief Human Resources Officer

Performance

In addition to his contribution to our Company's overall performance, Dr. Fasolo:

- Aligned our Innovative Medicine and MedTech workforces to our strategic priorities as a two-segment company.

- Accelerated our talent and digital-first agenda, exceeding our pipeline health goals and further driving organizational effectiveness.

- Finalized the Consumer Health separation while delivering effective transition services.

2023 Total direct compensation

Total direct compensation: $5,777,692



Long-term incentive: $3,740,000 — 65%

RSUs (10%): $374,000
Options (30%): $1,122,000
PSUs (60%): $2,244,000

Annual incentive: $1,160,000 — 20%

Salary earned: $877,692 — 15%

2024 Base salary rate

Dr. Fasolo's base salary rate increased from $890,000 in 2023 to $910,000 in 2024.

MedTech chairman transition

Ashley McEvoy served as Executive Vice President, Worldwide Chairman, MedTech until October 20, 2023, and served in an advisory role until she left the Company in February 2024. In consideration for her service, she earned a salary of $1,059,231 in 2023. She also was eligible for, and received, an annual incentive payment for her 2023 performance of $1,050,000. She did not receive a February 2024 LTI award for 2023 performance or any severance payments or benefits in connection with her departure. Upon termination of her employment, she forfeited outstanding long-term incentive awards that had not vested per the terms and conditions of each outstanding award.

Executive compensation decision process

Importance of Our Credo values in assessing performance

Since 1943, Our Credo has guided us in fulfilling our responsibilities to our patients, customers, employees, communities and shareholders. In assessing our named executive officers' contributions to the Company's performance, the Committee not only looks to results-oriented measures of performance, but also considers how those results were achieved. It considers whether the decisions and actions leading to the results were consistent with the values embodied in Our Credo and the long-term impact of their decisions.

Credo-based behavior is not something that can be precisely measured. Thus, there is no formula for how Credo-based behavior can, or will, impact an executive's compensation. The Committee and the CEO use their judgment and experience to evaluate whether an executive's actions were aligned with Our Credo values.

Assessing "the what" and "the how"

We evaluate the performance of our named executive officers based on what objectives they have accomplished and how they have accomplished them.

- **The "what."** We evaluate each executive against financial and strategic goals for the Company and for the business or function that they lead.
- **The "how."** We also consider how executives accomplished their goals. This includes whether the executive achieves business results in a manner that is consistent with the values embodied in Our Credo.

During the first quarter:

- The Committee reviews the financial and strategic goals for the Company and each of the businesses for the current year.
- The CEO provides his assessment to the Committee of "the what" and "the how" for each of the other named executive officers for the prior year.
- The independent members of the Board evaluate "the what" and "the how" for the CEO for the prior year.

Aligning compensation to "the what" and "the how"

Our executive officers can earn from 0% to 200% of the applicable target for annual incentives and 0% to 170% for long-term incentives based on business performance and his or her individual performance on both "the what" and "the how." This broad range allows for meaningful differentiation based on performance.

The independent Directors (in the case of the CEO) and the Committee (in the case of the other named executive officers) use their judgment and experience to determine annual incentives, long-term incentives and salary rates. Performance against goals is the most significant input in determining compensation levels. However, total direct compensation is not determined in a formulaic manner. In addition, we do not consider an employee's previous long-term incentive awards and total equity ownership when granting long-term incentive awards.

Governance of executive compensation

The Committee is responsible for the executive compensation program design and decision-making process. It solicits input from the independent Directors, the CEO, other members of management and its independent compensation consultant to assist it with its responsibilities.

The Committee has retained Semler Brossy Consulting Group (Semler Brossy) since May 2020 to advise the Committee on executive compensation matters. The Committee has sole authority to negotiate the terms of service, including all fees paid to any external consultants.

Roles and responsibilities

Participant	Role
Compensation & Benefits Committee	• Acts on behalf of the Board by setting the principles that guide the design of our compensation and benefits programs. • Sets the executive compensation philosophy and composition of the executive peer group. • Approves the compensation target levels. • Sets compensation programs and principles that are designed to link executive pay with Company and individual performance. • Recommends to the Board the CEO's compensation. • Reviews and approves compensation decisions recommended by the CEO for each of the other named executive officers. • Reviews the eligibility criteria and award guidelines for the corporate-wide compensation and benefits programs in which the named executive officers participate.
Independent Directors	• Participate in the performance assessment process for the CEO. • Approve the CEO's compensation.
CEO	• Reviews and presents to the Committee the performance assessments and compensation recommendations for each of the other named executive officers.
Independent compensation consultant	• Attends all Committee meetings at the request of the Committee. • Advises the Committee on market trends, regulatory issues and developments and how they may impact our executive compensation programs. • Reviews the compensation strategy and executive compensation programs for alignment with our strategic business objectives. • Advises on the design of executive compensation programs to ensure the linkage between pay and performance. • Provides market data analyses to the Committee. • Advises the Committee on setting the CEO's pay. • Reviews the annual compensation of the other named executive officers as recommended by the CEO.

Independence of compensation consultant

The Committee determined that Semler Brossy's services as its independent compensation consultant did not raise any conflict of interest concerns. The Committee considered the following factors, among others, when assessing the independence of its compensation consultant:

- Semler Brossy did not provide any other services to the Company and reported directly to the Committee.
- Semler Brossy has policies and procedures in place to prevent conflicts of interest.
- No member of the Semler Brossy consulting team serving the Committee has a business or personal relationship with any member of the Committee or any executive officer of the Company.
- Neither Semler Brossy nor any principal of Semler Brossy owns any shares of our common stock.
- The amount of fees paid to Semler Brossy is less than 1% of its total consulting income.

To assure continuing independence, the Committee periodically considers whether there should be rotation of its independent compensation consulting firm or the lead consultant.

Target-setting process and pay position

Before each year begins, we set compensation targets to ensure that we can compete for talent and to maintain internal equity among positions with similar responsibilities. We conduct an annual review of publicly available information and executive compensation surveys to determine current pay levels among the executive peer group. The Committee reviews market data to understand how our target pay levels compare to benchmark positions but does not target total compensation to a specific percentile of the executive peer group.

Peer groups for pay and performance

We use two peer groups to help determine executive compensation:

- **Executive peer group.** We use the executive peer group to assess the competitiveness of the compensation of our named executive officers.
- **Competitor composite peer group.** We use the competitor composite peer group to evaluate the relative performance of our Company.

As described below, the two peer groups vary because executive compensation levels and practices are influenced by business complexity and company size. Most of our business competitors are smaller than Johnson & Johnson or even each of our individual businesses.

Executive peer group

The Committee compares our executive compensation levels and practices to those of the executive peer group companies. It consists of companies that generally are similar to Johnson & Johnson's size and scope, have executive positions similar to ours and compete with us for executive talent. The Committee reviews the composition of the executive peer group annually.

We compare our salaries, annual incentives, long-term incentives, total direct compensation, benefits, perquisites and other compensation to the executive peer group companies.

We do not include non-U.S. companies because comparable compensation data for the named executive officers is not available. We also do not include companies in industries whose compensation programs are not comparable to our programs, such as the financial services or oil and gas industries.

The following table lists the 2023 executive peer group companies, their business characteristics and Johnson & Johnson's rankings among these companies. Each company's figures are for the most recent four fiscal quarters. Market capitalization is as of December 31, 2023. Johnson & Johnson ranks in the top quartile of the peers for revenue, net income and market capitalization.

Effective for 2023, The Coca-Cola Company and PepsiCo, Inc. were removed and Eli Lilly and Company, Gilead Sciences, Inc. and Amgen Inc. were added, reflecting the Consumer Health separation. No changes to the group were made for 2024.

Company (ticker symbol)	Revenue ($ millions)	Net income ($ millions)[1]	Market cap ($ billions)[2]	Common industry[3]	Gross margin (>40%)	EBIT margin (>10%)[4]	Inter-national sales (> 33%)	Business complexity[5]	R&D % of sales (>or = 5%)
3M Company (MMM)[6]	$32,681	$(6,995)	$60	✓	✓		✓	✓	✓
Abbott Laboratories (ABT)	40,109	5,723	191	✓	✓	✓	✓	✓	✓
Abbvie Inc. (ABBV)	54,318	4,863	274	✓	✓	✓		✓	✓
Amgen Inc. (AMGN)	28,190	6,717	154	✓	✓	✓		✓	✓
AT&T Inc. (T)[7]	122,428	14,400	120		✓	✓		✓	
The Boeing Company (BA)	77,794	(2,222)	158				✓	✓	
Bristol Myers Squibb Company (BMY)	45,006	8,025	104	✓	✓	✓		✓	✓
Cisco Systems, Inc. (CSCO)[6][8]	57,233	13,442	205		✓	✓	✓	✓	✓
Eli Lilly and Company (LLY)	34,124	5,240	553	✓	✓	✓	✓	✓	✓
General Electric Company (GE)	67,954	9,481	139			✓	✓	✓	
Gilead Sciences, Inc. (GILD)	27,116	5,665	101	✓	✓	✓		✓	✓
Intel Corporation (INTC)	54,228	1,675	212		✓		✓	✓	✓
Intl Business Machines Corp. (IBM)[6]	61,860	7,502	149		✓	✓	✓	✓	✓
Medtronic plc (MDT)[8]	32,319	4,201	110	✓	✓	✓	✓	✓	✓
Merck & Co., Inc. (MRK)	60,115	365	276	✓	✓		✓	✓	✓
Microsoft Corporation (MSFT)[9]	225,516	82,541	2,795		✓	✓	✓	✓	✓
Pfizer Inc. (PFE)	58,496	2,119	163	✓	✓		✓	✓	✓
The Procter & Gamble Company (PG)[9][10]	83,933	14,770	345		✓	✓	✓	✓	
Raytheon Technologies Corporation (RTX)	68,920	3,195	121					✓	
Johnson & Johnson (JNJ)	85,159	13,326	377	✓	✓	✓	✓	✓	✓
Johnson & Johnson's Ranking	3rd	5th	3rd						
Johnson & Johnson's Percentile Rank	89%	79%	89%						

(1) Net income reflects net income (loss) attributable to company shareholders.

(2) Market caps are derived from Bloomberg as of December 31, 2023.

(3) Common industry means that the company is in an industry similar to one of Johnson & Johnson's business segments: Innovative Medicine or MedTech.

(4) Earnings before interest and tax (EBIT) is calculated as income before tax (IBT) minus net interest expense.

(5) Business complexity means the company is a complex organization with multiple product lines.

(6) International sales estimated for 3M Company, Cisco Systems, Inc., and IBM, as domestic sales are represented as "Americas," which may include South America or Canada.

(7) Prior year data is used as an alternative for AT&T Inc. international sales and R&D spend due to lack of availability at the time of sourcing.

(8) Used last four calendar quarters ending January 2024 for Cisco Systems, Inc. and Medtronic plc.

(9) Used last four calendar quarters ending December 31, 2023 for Microsoft Corporation and The Procter & Gamble Company.

(10) The Procter & Gamble Company's R&D spend and international sales are based on the fiscal year ended June 30, 2023 as an alternative, due to lack of availability at the time of sourcing.

Competitor composite peer group

The Committee compares overall Company performance to the weighted performance of the competitor composite peer group companies. For example, when we set the sales goals for our businesses, we compare the sales of our individual businesses to the total sales of their industry competitors. For the TSR component of our PSUs, we weight the TSR within the business groups by market capitalization and weight the business groups using our sales mix each year. We include each of the peer companies in only one of the business groups in calculating the competitor composite TSR for our PSU program.

These companies compete with one or more of our business segments. We evaluate the peer group on an ongoing basis and update it as necessary. We select the companies based on the following criteria and financial metrics:

- Product relevance.
- Financial comparison: sales growth, net income growth and margin, EPS growth and TSR.
- Global presence.
- Market leadership.
- Strength and consistency in financial outlook.

Following the separation of Kenvue in August 2023, the Consumer Health group was removed from the competitor composite peer group. The Innovative Medicine and MedTech groups remain unchanged for 2024. See "2021-2023 Performance share unit payout" on page 70 for additional details.

The following table lists the 2023 competitor composite peer group companies by business.

Innovative Medicine	MedTech	Consumer Health (Excluded after August 2023)
• AbbVie Inc.	• Alcon, Inc.	• Beiersdorf AG
• Amgen Inc.	• Bausch & Lomb Inc.	• Bayer AG**
• AstraZeneca plc	• Boston Scientific Corporation	• Colgate-Palmolive Company
• Bristol-Myers Squibb Company	• The Cooper Companies, Inc	• Haleon plc
• Eli Lilly and Company	• Intuitive Surgical, Inc.	• L'Oréal S.A.
• GlaxoSmithKline plc	• Medtronic plc	• The Procter & Gamble Company
• Merck & Co., Inc.	• Smith & Nephew plc	• Reckitt Benckiser Group plc
• Novartis AG	• Stryker Corporation	• Sanofi**
• Pfizer Inc.	• Zimmer Biomet Holdings, Inc.	• Unilever plc
• Roche Holding Ltd*		
• Sanofi		

* Pharm Sales, SG&A, R&D and Operating Profit only

** OTC Sales only

Additional information concerning executive compensation

No employment agreements with named executive officers

Our Severance Pay Plan provides benefits to certain full-time U.S. employees who are involuntarily terminated. We provide two weeks base salary for each year of service, with guaranteed minimums based on an employee's level. The minimum for our named executive officers is 52 weeks of base salary. We pay severance according to our normal payroll cycle. We do not pay severance as a lump-sum payment.

We do not have employment arrangements or agreements with any of our named executive officers.

Use of tally sheets

The Committee reviews tally sheets, prepared by management and reviewed by the Committee's independent compensation consultant, for each of our named executive officers. These tally sheets include all the Company's obligations for compensation and benefits under hypothetical termination scenarios. The Committee does not use the tally sheets to determine the various elements of compensation or the actual amounts of compensation to be approved, but instead uses the tally sheets to evaluate the Company's obligations under the plans.

Non-competition and non-solicitation

Long-term incentive awards are subject to forfeiture and repayment provisions if an employee violates non-competition or non-solicitation agreements, as follows:

Competition with the Company	Impact on long-term incentive awards
• Violating the non-competition provisions of the award agreement during employment or within 18 months of termination and/or • Violating any other non-competition or non-solicitation agreement an employee has with the Company.	• Forfeit vested and unvested PSUs, options and RSUs and • Repay any PSUs or RSUs vested or options exercised within the 12 months prior to the violation.

Long-term incentive vesting and treatment upon termination

Beginning with the February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date. Options and RSUs granted before February 13, 2023 are 100% vested on the third anniversary of the grant date. Our PSUs continue to vest 100% on the third anniversary of the grant date.

In addition, we do not pay out our PSUs until we determine the percent of target PSUs that have been earned based on performance.

The treatment of our long-term incentives upon termination varies depending on the termination circumstances, as follows:

Termination	Eligibility	Eligible named executive officers	Voluntary termination	Involuntary termination without cause	Involuntary termination with cause	Death	Disability
Qualifying separation	• Termination of employment at age 62 or later, or • Termination of employment after attainment of age 55 and at least 10 years of service with at least 5 years of consecutive service immediately before termination of employment.	J. Duato J. Wolk J. Reed J. Taubert P. Fasolo	• Grants within six months prior to termination would be forfeited. • Other equity awards would become vested on their normal vesting dates. • Options would remain exercisable for their remaining terms.	• All vested and unvested equity awards would be forfeited.		• All equity awards would become vested on the termination date. • Options would remain exercisable for their remaining terms. • Accelerated PSUs would be paid out at 100% of target with a "top up" at the end of the performance period if the payout exceeds target.	
Non-qualifying separation (age 55-61)	• Termination of employment after attainment of age 55 but before age 62 and without meeting the service requirements for qualifying separation.		• All unvested equity incentives would be forfeited. • Vested options would remain exercisable for up to three years.				
Non-qualifying separation (Under age 55)	• Termination of employment before attainment of age 55.	A. McEvoy	• All unvested equity incentives would be forfeited. • Vested options would remain exercisable for up to three months.				

Note: Dr. Reed's May 2023 new hire RSU award vests ratably over a three-year period and is not eligible for continued vesting after a qualifying separation.

Involuntary termination due to specified divestiture or reduction in force

- **Specified divestiture.** A divestiture where the acquirer does not replace the awards that would be forfeited.
- **Reduction in force.** A termination of employment due to position elimination or plant closing.

Beginning with the February 13, 2023 long-term incentive award, RSUs and options are no longer prorated in the event of a specified divestiture or reduction in force. Long-term incentive awards granted prior to that date will be prorated and vested in the event of a specified divestiture or reduction in force, and PSU awards will continue to be pro-rated, as follows:

- **Proration.** Awards would be prorated in proportion to the time worked during the vesting period.
- **Vesting.** PSU and RSU awards would become available on their normal vesting dates. Option vesting would be accelerated as of the date of termination and the options would remain exercisable for up to three months.
- **Coordination with qualifying separations.** If an employee's termination is also a qualifying separation, any of the employee's awards that would have been forfeited because they were granted within six months prior to termination would receive the pro-ration and vesting treatment described above.

Compensation policies and practices

Stock ownership guidelines for named executive officers

We require our named executive officers to own our Company's stock to further align their interests with our shareholders' interests. The named executive officers must meet the following requirements:

Name	Stock ownership and guideline as a multiple of base salary	2023 Compliance with stock ownership guidelines	Ownership threshold met[1]
J. Duato	Actual: 32x / Guideline: 12x	Yes	Yes
J. Wolk	Actual: 9x / Guideline: 6x	Yes	Yes
J. Reed	Actual: 10x / Guideline: 6x	Yes	Yes
J. Taubert	Actual: 21x / Guideline: 6x	Yes	Yes
P. Fasolo	Actual: 19x / Guideline: 6x	Yes	Yes

■ Actual   ■ Guideline

[1] Executive officers have five years after first becoming subject to the guidelines to achieve the required ownership thresholds.

Each of our continuing named executive officers was in compliance with our stock ownership requirement as of January 1, 2024. Ms. McEvoy stepped down as Executive Vice President, Worldwide Chairman MedTech in October 2023 and was compliant as of October 20, 2023. We believe the ownership levels in the graph above illustrate our senior executives' commitment to our Company and our shareholders.

We do not count shares underlying options or unearned PSUs as owned shares for these guidelines. A named executive officer cannot sell the after-tax shares received from long-term incentives until his or her ownership threshold is met. The Nominating & Corporate Governance Committee monitors compliance with these guidelines on an annual basis.

Policy against pledging, hedging and short selling

Our Policy Against Pledging, Hedging and Short Selling of Company Stock prohibits directors and executive officers from pledging, entering into hedging arrangements, short selling or transacting in derivative instruments linked to the performance of the Company's stock.

Executive compensation recoupment policies

The Company has adopted various compensation recoupment and clawback policies that authorize or require the Board to recoup compensation paid to executive officers or other senior executives in certain circumstances.

Under these policies, the Board is authorized to recoup (1) compensation paid to an executive officer that was based upon the achievement of financial results that were subsequently materially restated or (2) compensation paid to senior executives in the event of significant misconduct resulting in a violation of a significant Company policy, law or regulation relating to manufacturing, sales or marketing of products that causes material harm to the Company.

In addition, under the policy adopted by the Company to comply with the final clawback rules issued by the SEC in 2022, certain incentive-based compensation awarded to covered executive officers is subject to mandatory recovery if the Company is required to prepare an accounting restatement. The recovery of such compensation applies regardless of whether the covered executive officer engaged in misconduct or otherwise caused an accounting restatement requirement. Under this policy, the Board may recoup incentive-based compensation received within a lookback period of the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. The Company will disclose in its Proxy Statement any actions to recover compensation under this policy during or following the end of the most recently completed fiscal year.

These policies are available for review at www.investor.jnj.com/governance/corporate-governance-overview/compensation-recoupment-policies.

Tax impact on compensation

We consider objectives such as attracting, retaining and motivating leaders when we design our executive compensation programs. We also consider the tax-deductibility of compensation, but it is not our sole consideration. Given the limitations on deductibility of compensation for our named executive officers imposed as a result of U.S. tax reform in 2017, we expect that tax deductibility will have less of an impact on our program design for our named executive officers than in previous years.

For federal income taxes, compensation is an expense that is fully tax-deductible for almost all our U.S. employees. Following the 2017 tax reform, annual compensation in excess of $1 million paid to our named executive officers who are covered employees under Section 162(m) of the Internal Revenue Code will generally not be tax deductible, even if such compensation is performance-based or paid following termination of employment.

The 2017 tax reform legislation includes a "grandfather rule" under which compensation payable pursuant to a written binding contract that was in effect on November 2, 2017 will remain tax deductible for U.S. federal income tax purposes. We generally expect to preserve the grandfathered status of any of our plans or awards (or portions thereof) that qualify for such status.

Compensation decisions for 2022 performance

The following compensation figures included in this year's summary compensation table were granted to the named executive officers in February 2023 for performance in 2022:

• 2023 PSU and RSU awards included in the stock awards column.

• The 2023 option award included in the option awards column.

The decisions regarding these awards were discussed in detail in our 2023 Proxy Statement dated March 15, 2023. For a full understanding of these decisions, please refer to the section of our 2023 Proxy Statement entitled Compensation Discussion and Analysis — Compensation Decisions for 2022 Performance.

Reconciliation of non-GAAP performance measures

Details on 2023 annual incentive non-GAAP performance measures

- **Operational sales growth.** Operational sales growth is the sales change due to changes in volume and price, excluding COVID-19 vaccine sales and the effect of currency translation. Any unbudgeted acquisition or divestiture, as well as any accounting change that would impact sales by more than 0.5% would be excluded. The following is a reconciliation of operational sales to reported sales (the most directly comparable GAAP measure).

	($ millions)
2023 Reported Sales	$85,159
COVID-19 Vaccine Sales	(1,117)
Currency Translation	770
2023 Operational Sales	84,812

- **Free cash flow.** Free cash flow is the cash flow from operating activities less additions to property, plant and equipment. Any unbudgeted significant acquisition, divestiture, change in accounting rule, change in tax laws, and special item and intangible amortization expense would be excluded if it impacted adjusted operational EPS by more than 1%. For 2023 annual incentive purposes, we adjusted Enterprise free cash flow downward approximately $3.2 billion to remove the impact of budgeted litigation-related payments and budgeted tax matter payments that did not occur in 2023. Adjustments were also made for significant currency fluctuations above normal levels and other items. The figures are rounded for display purposes.

	($ millions)
Cash flow from operating activities	$22,791
Additions to property, plant and equipment	(4,543)
Free cash flow	18,248
Budgeted litigation-related and tax matter payments	(3,243)
Currency translation	(416)
Other adjustments	(392)
Adjusted free cash flow	14,197

Details on 2023 annual incentive non-GAAP performance measures

- **Adjusted operational EPS growth.** Adjusted EPS and adjusted operational EPS are non-GAAP financial measures.
  - See Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 23, 2024 and Reconciliation of Non-GAAP Financial Measures in our 2023 Annual Report included in our proxy materials for a breakout of special items and intangible amortization expense.
  - Adjusted operational EPS growth also excludes the effect of currency translation. Any unbudgeted significant acquisition, divestiture, change in accounting rule, change in tax laws and share repurchases would be excluded if it impacted adjusted operational EPS by more than 1%.
  - Below is a reconciliation of diluted EPS (the most directly comparable GAAP measure) to adjusted EPS and adjusted operational EPS.

	2023 $ per share
Diluted EPS as reported	$5.20
Special items and intangible amortization expense	4.72
Adjusted EPS	9.92
Currency Translation	(0.03)
Other unbudgeted adjustments, including Kenvue share impact	(0.37)
Adjusted operational EPS	9.52

Details on 2021-2023 PSU non-GAAP performance measures

2021-2023 Cumulative adjusted operational EPS performance. The following is a reconciliation of 2021-2023 cumulative reported EPS to cumulative adjusted operational EPS.

	$
Reported EPS	$19.74
Special items and intangible amortization expense	10.13
Adjusted EPS	29.87
Currency translation	0.75
Plan adjustments	0.00
Adjusted operational EPS	30.62

See Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 23, 2024 and Reconciliation of Non-GAAP Financial Measures in our 2023 Annual Report included in our proxy materials for a breakout of special items and intangible amortization expense. EPS for 2021 and 2022 was not recasted for the Consumer Health separation for PSU purposes. For 2023, adjusted EPS is for continuing operations (and does not include Consumer Health). For 2021 and 2022 EPS, see Exhibit 99.1 to the Company's Current report on Form 8-K dated January 24, 2023, and Reconciliation of Non-GAAP Financial Measures in our 2022 Annual Report included in our proxy materials for a breakout of special items and intangible amortization expense.

Adjusted operational EPS excludes the impact of special items, intangible amortization expense and currency translation.

Any unbudgeted significant acquisition, divestiture, change in accounting rule, change in tax laws and share repurchases would be excluded if it impacted adjusted operational EPS by more than 1% in that year or the following year. There were no net plan adjustments for the 2021-2023 PSU performance period.

2021-2023 Relative TSR performance (calculated using trailing 20-day average closing stock prices)

TSR from January 1, 2021 to December 31, 2023	%
Johnson & Johnson	3.4%
Competitor composite peer group	8.1
Relative TSR performance (Johnson & Johnson minus competitor composite)	(4.7)

In connection with the separation of our Consumer Health business in August 2023, the competitor composite peer group was modified to remove the Consumer Health peers beginning in August 2023. See "Competitor composite peer group" on page 81 for additional details.

Executive compensation tables

Reconciliation of our CEO's 2023 total direct compensation to the 2023 summary compensation table

Compensation decisions for 2023 performance

In January and February of each year, we assess the performance of each of our named executive officers and we determine the annual incentive earned for the prior year's performance, long-term incentive award granted in the first quarter of the year based on the prior year's performance and salary rate for the upcoming year. We consider an executive's total direct compensation for a year to be the sum of salary earned during the year, annual incentive earned for that year's performance and long-term incentive award granted in the first quarter of the following year based on that year's performance.

Differences between total direct compensation and the total from the summary compensation table

In the graph and table on page 90, we show the 2023 total direct compensation for our Chairman and CEO shown on page 60, the total from the summary compensation table (SCT) on page 92 and the differences between the two amounts. We also show the reconciliations for 2022 and 2021 in the table.

What we consider total direct compensation for a given year differs from the total in the summary compensation table in the following respects:

- **Long-term incentive (LTI) timing and accounting differences.**
  - **LTI timing difference.** We consider an executive's LTI award granted based on a year's performance to be part of his or her total direct compensation for that year along with his or her salary earned during that year and annual incentive earned for that year's performance. In contrast, the summary compensation table total includes LTI granted during the year – not the LTI granted based on that year's performance.

    Since we vary the size of our LTI awards based on performance in the prior year, this timing difference results in differences that obscure the decisions of the Committee to align pay with performance for a given year. For example, the LTI awards granted on February 15, 2024 based on 2023 performance are included in our named executive officers' 2023 total direct compensation. However, the summary compensation table's 2023 totals include amounts granted in 2023 (based on 2022 performance).

  - **LTI accounting difference.** The per-unit value used to determine the number of PSUs granted assumes 100% of target performance is achieved. This PSU unit value can be lower or higher than the value included in the summary compensation table. The difference is due to the TSR-based part of the PSUs being valued at more or less than 100% of target performance according to U.S. accounting rules.

    In connection with the separation of Kenvue in August 2023, the Committee determined that the TSR goals for the 2021-2023, 2022-2024 and 2023-2025 PSU awards should be modified to remove the Consumer Health peers following the final separation of Kenvue. The incremental compensation expense for the modification is included in the 2023 SCT but is not considered part of TDC.

- **Change in pension present value.** The pension is only paid after retirement and we do not consider it to be part of total direct compensation for any given year. In contrast, the summary compensation table total includes positive changes in the present value of an executive's pension benefit during the year.

  On pages 91 and 95 we show the breakout of the impacts of service, pay and age and changes in assumptions on our named executive officers' changes in pension values. The "noise" created by changes in assumptions introduces significant year-over-year volatility to our summary compensation table totals and does not reflect decisions on compensation by the Committee.

- **Other.** We do not include amounts related to our legacy cash-based long-term incentives and benefits and perquisites in total direct compensation for a year. However, these amounts are included in the summary compensation table total as follows:
    - **Legacy cash-based long-term incentives.** Dividend equivalent payments on, and the growth in value above a reference rate of, our legacy cash-based long-term incentive plans (included in columns G and H). We stopped granting cash-based long-term incentives in 2012.
    - **Benefits and perquisites.** Perquisites and other personal benefits, Company contributions to our 401(k) and Excess Savings Plans and insurance premiums (included in column I).

2023 CEO total direct compensation vs. summary compensation table reconciliation

($ millions)



Reconciliation: CEO TDC to summary compensation table total	2021	2022	2023
Total direct compensation	**$10,430,000**	**$19,870,962**	**$21,634,615**
LTI timing & accounting differences	1,665,279	(7,730,212)	(420,867)
Change in pension present value (included in SCT column H)	841,000	0	6,213,000
Other items (included in SCT columns G, H and I)	869,013	958,737	970,492
Total from summary compensation table (included in SCT column J)	**13,805,292**	**13,099,487**	**28,397,240**

CEO compensation: LTI timing & accounting differences	2021	2022	2023
LTI value included in total direct compensation	**$7,730,000**	**$15,990,000**	**$16,400,000**
Value of timing differences	250,000	(8,260,000)	(410,000)
Value of accounting differences	1,415,279	529,788	(10,867)
LTI value included in summary compensation table	**9,395,279**	**8,259,788**	**15,979,133**

Change in pension value

In the graph and table below, we show the breakout of the impacts of service, pay, age and changes in assumptions on our CEO's change in pension value. On page 95 we show the same breakout for each of our named executive officers.

It is important to "separate the signal from the noise" in the change in pension present value. The "noise" created by changes in assumptions that are beyond our control introduces significant year-over-year volatility to the summary compensation table totals and does not reflect decisions on compensation by the Committee.

Service, pay and age. The "signal" is fairly stable year-over-year. As shown in the graph and table, the change in present value due to service, pay and age is fairly stable year-over-year. These factors increase the present values of an executive's pension and are features of the plan's design.

- **Service.** Each additional year of service increases the pension benefits.
- **Five-year average pay.** Increases in an executive's five-year average pay increase the pension benefits.
- **Age.** Each year an executive is one year closer to retirement results in an increase in the present value solely due to the passage of time.

Changes in assumptions. The "noise" introduces significant year-over-year volatility. As shown in the graph and table, changes in assumptions regarding mortality and interest rates introduce significant year-over-year volatility to the change in present value and the summary compensation table totals. These variables are beyond our control and are not design features of the plan.

Change in CEO pension present value ($)	2021	2022	2023
Impact of service, pay and age	$1,812,000	$4,079,000	$5,613,000
Impact of change in assumptions	(971,000)	(6,245,000)	600,000
Total change in pension value	**841,000**	**(2,166,000)**	**6,213,000**

CEO Change in pension value: 2021-2023

($ millions)



2023 Summary compensation table

In the table below, we show the compensation of our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for 2023. We also show the compensation of one of our former executive officers who served for part of 2023. We show the compensation of executive officers listed in the table below for 2022 and 2021 if they were also named in the 2023 and 2022 Proxy Statements. For a complete understanding of the table, please read the descriptions of each column that follow the table.

A	B	C	D	E	F	G	H	I	J
Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
J. Duato Chairman/CEO	2023	$1,584,615	$0	$11,182,143	$4,796,990	$4,378,500	$6,213,000	$241,992	$28,397,240
	2022	1,490,962	0	5,940,829	2,318,959	3,079,750	0	268,987	13,099,487
	2021	1,030,000	0	7,001,281	2,393,998	2,319,450	875,767	184,796	13,805,292
J. Wolk EVP, CFO	2023	1,147,962	0	5,766,005	2,460,014	1,928,800	2,514,000	98,072	13,914,853
	2022	1,008,462	0	4,718,897	1,841,952	1,177,800	0	75,971	8,823,082
	2021	938,077	0	4,877,538	1,688,997	1,560,863	1,809,897	78,243	10,953,615
J. Reed EVP, Innovative Medicine, R&D	2023	840,385	5,700,000	11,699,934	0	1,720,000	374,000	313,031	20,647,350
J. Taubert EVP, WWC Innovative Medicine	2023	1,130,000	0	4,246,820	1,799,992	1,896,250	1,844,000	78,332	10,995,394
	2022	1,008,462	0	4,764,921	1,859,958	1,094,875	0	53,316	8,781,532
	2021	938,077	0	4,947,245	1,713,005	1,510,314	1,067,411	49,707	10,225,759
P. Fasolo EVP, Chief Human Resources Officer	2023	877,692	0	2,999,620	1,277,991	1,160,000	1,076,000	110,744	7,502,047
A. McEvoy Former EVP, WWC MedTech	2023	1,059,231	0	4,015,750	1,707,004	1,261,500	1,312,000	47,665	9,403,150
	2022	984,615	0	3,935,021	1,535,967	890,250	0	44,308	7,390,161

Note: EVP means Executive Vice President. WWC means Worldwide Chairman.

Salary (column C)

Column C includes the base salaries paid for the year.

Bonus (column D)

Column D includes the cash sign-on award paid to Dr. Reed to make up for compensation from his previous employer that he forfeited because he joined the Company. The value of the award was based on his forfeited equity incentives that would have vested within 12 months of his hire date, 2022 cash annual incentive and retirement plan unvested value. Dr. Reed would need to fully repay this amount to the Company if he were to leave within the first two years of his employment.

Stock awards (column E)

Column E includes the grant date fair value of performance share unit and restricted share unit awards. It also includes the accounting expense for the 2021-2023, 2022-2024 and 2023-2025 PSUs that were considered modified for accounting purposes because the Consumer Health peers were removed from the TSR calculations following the final separation of our Consumer Health business in August 2023. No additional PSUs were granted as a result of the modification. See 2023 Grants of plan-based awards on page 98 for details on 2023 awards.

For Mr. Duato, there is a significant increase in value from 2022 to 2023 as a result of his promotion from Vice Chair to CEO in January 2022. His stock awards in 2023 were based on the Committee's assessment of his 2022 performance as CEO. His stock awards in 2022 were based on the Committee's assessment of his 2021 performance as Vice Chair.

For Dr. Reed, column E includes the number of RSUs granted to him in May 2023 following his hire. This award replaced the $6.2 million of forfeited equity incentives from his prior employer that would have vested more than 12 months after his hire date and $5.5 million of annual target 2023 Johnson & Johnson equity incentives (that would have been granted in February). The award vests ratably over a three-year period and is not eligible for continued vesting after a qualifying separation.

This table details the number and value of the PSUs assuming achievement at threshold, target and maximum performance (at 200%).

| | | Performance share units | | | | | |
| | | Units | | | Grant date fair value | | |
Name	Award	Threshold (#)	Target (#)	Maximum (#)	Threshold ($)	Target ($)	Maximum ($)
J. Duato	2023-2025 PSU	0	64,308	128,616	$0	$9,335,592	$18,671,185
J. Wolk	2023-2025 PSU	0	32,978	65,956	0	4,787,416	9,574,833
J. Taubert	2023-2025 PSU	0	24,130	48,260	0	3,502,952	7,005,904
P. Fasolo	2023-2025 PSU	0	17,133	34,266	0	2,487,198	4,974,395
A. McEvoy	2023-2025 PSU	0	22,884	45,768	0	3,322,070	6,644,141

Option awards (column F)

Column F includes the grant date fair value of option awards. See 2023 Grants of plan-based awards on page 98 for details on 2023 awards.

For Mr. Duato, there is a significant increase in value from 2022 to 2023 as a result of his promotion from Vice Chair to CEO in January 2022. His option awards in 2023 were based on the Committee's assessment of his 2022 performance as CEO. His option awards in 2022 were based on the Committee's assessment of his 2021 performance as Vice Chair.

Non-equity incentive plan compensation (column G)

Column G includes the annual incentive and dividend equivalents received on vested certificates of long-term compensation (CLCs) and certificates of long-term performance (CLPs).

- **Annual incentives.** The Board and Committee approved the annual incentives after reviewing performance for the year. We determine the size of annual incentive payouts and pay them out in the first quarter of the year following the performance year.

- **CLCs and CLPs.** We stopped granting CLCs and CLPs in 2012. These cash-based long-term incentives have all vested and will be paid out in accordance with their original terms. All the remaining CLPs for our named executive officers were paid out in March 2022 and there are none currently outstanding. The values of CLCs and CLPs are included in several tables in this Proxy Statement. The:

  - **Non-equity incentive plan compensation** column of the summary compensation table includes the dividend equivalents paid on vested CLCs and CLPs.

  - **Change in pension value and non-qualified deferred compensation earnings** column of the summary compensation table includes the annual change in value of any vested CLCs and CLPs, but only to extent that the unit values grow at a rate that exceeds a reference rate of return.

  - **Non-qualified deferred compensation table** on page 107 includes the value of vested CLCs that have not been paid out.

The following table details the amounts included in column G.

Non-equity incentive plan compensation

Name	Year	Annual incentive ($)	Value of CLC dividend equivalents earned during the fiscal year ($)	Value of CLP dividend equivalents earned during the fiscal year ($)	Total ($)
J. Duato	2023	$3,650,000	$728,500	$0	$4,378,500
	2022	2,390,000	689,750	0	3,079,750
	2021	1,670,000	649,450	0	2,319,450
J. Wolk	2023	1,910,000	18,800	0	1,928,800
	2022	1,160,000	17,800	0	1,177,800
	2021	1,540,000	16,760	4,103	1,560,863
J. Reed	2023	1,720,000	0	0	1,720,000
J. Taubert	2023	1,720,000	176,250	0	1,896,250
	2022	928,000	166,875	0	1,094,875
	2021	1,340,000	157,125	13,189	1,510,314
P. Fasolo	2023	1,160,000	0	0	1,160,000
A. McEvoy	2023	1,050,000	211,500	0	1,261,500
	2022	690,000	200,250	0	890,250

Change in pension value and non-qualified deferred compensation earnings (column H)

Column H includes the increase in the present value of the accrued pension benefit and the above-reference-rate non-qualified deferred compensation earnings. The table below shows the change in pension values and above-reference-rate amounts for vested CLCs.

Change in pension value and non-qualified deferred compensation earnings

Name	Fiscal year	Change in pension value ($)	Above reference-rate calculation for vested CLCs ($)	Total ($)
J. Duato	2023	$6,213,000	$0	$6,213,000
	2022	0	0	0
	2021	841,000	34,767	875,767
J. Wolk	2023	2,514,000	0	2,514,000
	2022	0	0	0
	2021	1,809,000	897	1,809,897
J. Reed	2023	374,000	0	374,000
J. Taubert	2023	1,844,000	0	1,844,000
	2022	0	0	0
	2021	1,059,000	8,411	1,067,411
P. Fasolo	2023	1,076,000	0	1,076,000
A. McEvoy	2023	1,312,000	0	1,312,000
	2022	0	0	0

Change in pension value

The change in pension present value is not a current cash payment. The pensions are only paid after retirement. See 2023 Pension benefits on page 105 for details on the pension. See Note 10 to the Consolidated Financial Statements of the 2023 Form 10-K for details on the discount rate.

- **Impact of service, pay and age.** The following factors increased the present values:
  - **Service.** An additional year of completed service was included in the calculation of benefits.
  - **Five-year average pay.** The five-year average pay increased since the previous fiscal year-end.
  - **Age.** Each executive is one year closer to the age when we assume the pension payments will begin.
- **Impact of changes in assumptions.** The change in present value is highly sensitive to changes in mortality and interest rate assumptions which can increase or decrease the values. The following table details the changes in actuarial assumptions and their net effect on the change in pension value.

Effect of change in actuarial assumptions on pension present value

Year	Mortality table	Discount rate	Net effect of changes on pension present value
2023	PRI-2012 table, generational mortality projection with scale MMP-2021	5.16%	Increase
2022	PRI-2012 table, generational mortality projection with scale MMP-2021	5.42%	Decrease
2021	PRI-2012 table, generational mortality projection with scale MMP-2021	2.89%	Decrease
2020	PRI-2012 table, generational mortality projection with scale MMP-2019	2.55%	N/A

In the table below, we show the 2021-2023 changes in pension value and the impacts of: service, pay and age; and changes in assumptions. Negative figures are not included in the summary compensation table (according to SEC rules).

Change in pension value

Name	Year	Impact of service, pay and age ($)	Impact of changes in assumptions ($)	Total change in pension value ($)	Amount reported in summary compensation table ($)
J. Duato	2023	$5,613,000	$600,000	$6,213,000	$6,213,000
	2022	4,079,000	(6,245,000)	(2,166,000)	0
	2021	1,812,000	(971,000)	841,000	841,000
J. Wolk	2023	2,174,000	340,000	2,514,000	2,514,000
	2022	2,249,000	(3,651,000)	(1,402,000)	0
	2021	2,365,000	(556,000)	1,809,000	1,809,000
J. Reed	2023	374,000	0	374,000	374,000
J. Taubert	2023	1,626,000	218,000	1,844,000	1,844,000
	2022	1,218,000	(2,376,000)	(1,158,000)	0
	2021	1,430,000	(371,000)	1,059,000	1,059,000
P. Fasolo	2023	947,000	129,000	1,076,000	1,076,000
A. McEvoy	2023	1,013,000	299,000	1,312,000	1,312,000
	2022	1,020,000	(3,617,000)	(2,597,000)	0

Above-reference-rate non-qualified deferred compensation earnings

Any above-reference-rate returns on vested CLCs are deferred and not paid in the current year.

- The change in the values of the CLCs depends on our long-term operational performance.

- We use 120% of the December applicable federal long-term interest rate (AFR) as the reference rate.

- Negative figures are not included in the summary compensation table (according to SEC rules).

The following table details the calculation of the above-reference-rate returns on CLCs.

Above-reference-rate return	CLC
Beginning of year unit value	$52.90
End of year unit value	$53.76
Change in unit value ($)	$0.86
Change in unit value (%)	1.63%
Reference-rate	6.05%
Above-reference-rate return	(4.42)%
Above reference-rate return included in the summary compensation table	0.00%

All other compensation (column I)

Column I includes the 2023 value of perquisites and other personal benefits, tax reimbursements, Company contributions to our 401(k) and Excess Savings Plans, and insurance premiums. Details for 2022 and 2021 are included in our 2023 and 2022 Proxy Statements (dated March 15, 2023 and March 16, 2022, respectively).

Name	Perquisite and other personal benefits ($)	Tax reimbursements ($)	Registrant contributions to defined contribution plans ($)	Insurance premiums ($)	Total ($)
J. Duato	$170,684	$0	$71,308	$0	$241,992
J. Wolk	38,807	0	51,658	7,607	98,072
J. Reed	249,271	34,363	29,397	0	313,031
J. Taubert	19,165	0	50,850	8,317	78,332
P. Fasolo	61,687	0	39,496	9,561	110,744
A. McEvoy	0	0	47,665	0	47,665

Note: Ms. McEvoy's total perquisites and other personal benefits amounted to less than $10,000.

Details on all other compensation

2023 Perquisites and other personal benefits and tax reimbursements detail

J. Duato. $170,684, which includes personal use of corporate aircraft of $145,685 and personal use of a company car and driver.

J. Wolk. $38,807, which includes personal use of corporate aircraft of $27,422, personal use of a company car and driver, and home security-related costs.

J. Reed. $249,271, which includes personal use of corporate aircraft of $182,850, personal use of a company car and driver, and $58,226 in relocation expenses.

As part of our standard executive relocation package, Dr. Reed was provided with airfare between his current home and the Company's offices, a corporate apartment and an insured automobile. These expenses are only available to him within his first 12 months of hire.

J. Taubert. $19,165, which includes personal use of company car and driver and home security-related costs.

P. Fasolo. $61,687, which includes personal use of corporate aircraft of $49,182, personal use of a company car and driver, and home security-related costs.

A. McEvoy. $0.

We value perquisites and other personal benefits based on the incremental cost to the Company.

We calculate the incremental cost for personal use of Company aircraft as the sum of the cost of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown and other smaller variable costs. Fixed costs such as aircraft purchase costs, maintenance not related to personal trips and flight crew salaries are not included.

We calculate the incremental cost for Company cars and drivers for commutation and other personal transportation as the sum of the cost of fuel, driver overtime fees and other smaller variable costs. Fixed costs such as car purchase costs, maintenance not related to personal trips and driver salaries are not included.

Named executive officers are taxed on the imputed income attributable to their personal use of Company aircraft and cars and do not receive tax assistance from us with respect to these amounts. These values are not paid to our named executive officers and consist primarily of driver overtime, fuel costs, landing fees, handling charges, crew expenses and other incidentals.

Tax reimbursements. In 2013, the Committee discontinued all non-relocation related tax reimbursements for executive officers. Dr. Reed was provided $34,363 in tax assistance related to his relocation as part of our standard executive relocation package.

2023 Grants of plan-based awards

In the table below, we show the potential ranges of the 2023 annual incentives and the PSUs, RSUs and options granted in 2023. We also include the accounting expense for the 2021-2023, 2022-2024 and 2023-2025 PSUs that were considered modified for accounting purposes because the Consumer Health peers were removed from the TSR calculations following the final separation of our Consumer Health business in August 2023. No additional PSUs were granted as a result of the modification. We include the grant date fair values of the stock awards and option awards in columns E and F of the summary compensation table on page 92.

For a complete understanding of the table, please read the descriptions of each column that follow the table.

A	B	C	D	E	F	G	H	I	J	K	L	M	N
			Estimated future payouts under non-equity incentive plan awards (annual incentive)			Estimated future payouts under equity incentive plan awards (performance share units)			All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price of option awards	Closing market price on the grant date	Grant date fair value of stock and option awards
Name	Award	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/sh)	($)	($)
J. Duato	Annual Incentive		$0	$2,800,000	$5,600,000								
	2023-2025 PSU	2/13/2023				0	64,308	128,616					$9,335,592
	RSU	2/13/2023							10,409				1,599,051
	2021-2023 PSU Modification	8/18/2023							15,676				62,075
	2022-2024 PSU Modification	8/18/2023							15,159				69,877
	2023-2025 PSU Modification	8/18/2023							32,154				115,548
	Stock Awards Total												**11,182,143**
	Option	2/13/2023								172,250	162.75	162.75	**4,796,990**
J. Wolk	Annual Incentive		0	1,462,500	2,925,000								
	2023-2025 PSU	2/13/2023				0	32,978	65,956					4,787,416
	RSU	2/13/2023							5,338				820,034
	2021-2023 PSU Modification	8/18/2023							11,060				43,796
	2022-2024 PSU Modification	8/18/2023							12,041				55,504
	2023-2025 PSU Modification	8/18/2023							16,489				59,255
	Stock Awards Total												**5,766,005**
	Option	2/13/2023								88,334	162.75	162.75	**2,460,014**
J. Reed	Annual Incentive		$0	$1,322,500	$2,645,000								
	RSU	5/1/2023							75,765				11,699,934
	Stock Awards Total												**11,699,934**

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
	Name	Award	Grant date	Estimated future payouts under non-equity incentive plan awards (annual incentive) Threshold ($)	Target ($)	Maximum ($)	Estimated future payouts under equity incentive plan awards (performance share units) Threshold (#)	Target (#)	Maximum (#)	All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/sh)	Closing market price on the grant date ($)	Grant date fair value of stock and option awards ($)
	J. Taubert	Annual Incentive		0	1,322,500	2,645,000								
		2023-2025 PSU	2/13/2023				0	24,130	48,260					3,502,952
		RSU	2/13/2023							3,906				600,048
		2021-2023 PSU Modification	8/18/2023							11,217				44,417
		2022-2024 PSU Modification	8/18/2023							12,158				56,046
		2023-2025 PSU Modification	8/18/2023							12,065				43,357
		Stock Awards Total												**4,246,820**
		Option	2/13/2023								64,634	162.75	162.75	**1,799,992**
	P. Fasolo	Annual Incentive		0	890,000	1,780,000								
		2023-2025 PSU	2/13/2023				0	17,133	34,266					2,487,198
		RSU	2/13/2023							2,773				425,994
		2021-2023 PSU Modification	8/18/2023							6,404				25,360
		2022-2024 PSU Modification	8/18/2023							6,570				30,284
		2023-2025 PSU Modification	8/18/2023							8,567				30,784
		Stock Awards Total												**2,999,620**
		Option	2/13/2023								45,890	162.75	162.75	**1,277,991**
	A. McEvoy	Annual Incentive		0	1,230,500	2,461,000								
		2023-2025 PSU	2/13/2023				0	22,884	45,768					3,322,070
		RSU	2/13/2023							3,704				569,016
		2021-2023 PSU Modification	8/18/2023							9,410				37,262
		2022-2024 PSU Modification	8/18/2023							10,041				46,284
		2023-2025 PSU Modification	8/18/2023							11,442				41,118
		Stock Awards Total												**4,015,750**
		Option	2/13/2023								61,295	162.75	162.75	**1,707,004**

Estimated future payouts under non-equity incentive plan awards (columns D through F)

Columns D through F include the threshold, target and maximum annual incentive amounts for 2023 performance. The Board and the Committee considered this potential range when they determined the actual annual incentives included in column G of the summary compensation table on page 92.

Estimated future payouts under equity incentive plan awards (columns G through I)

Columns G through I include the threshold, target and maximum number of PSUs that were granted in 2023 based on 2022 performance.

All other stock awards (column J)

Column J includes the number of RSUs awarded in February 2023 based on 2022 performance.

Column J also includes the number of 2021-2023, 2022-2024 and 2023-2025 PSUs that were considered modified for accounting purposes because the Consumer Health peers were removed from the TSR calculations following the final separation of our Consumer Health business in August 2023. No additional PSUs were granted as a result of the modification. See "Impact of significant one-time events on the open PSU performance periods" on page 70 for additional details.

For Dr. Reed, column J includes the number of RSUs granted to him in May 2023 following his hire. This award replaced the $6.2 million of forfeited equity incentives from his prior employer that would have vested more than 12 months after his hire date and $5.5 million of annual target 2023 Johnson & Johnson equity incentives (that would have been granted in February). The award vests ratably over a three-year period and is not eligible for continued vesting after a qualifying separation.

All other option awards (columns K through M)

Columns K through M include the number of options awarded in February 2023 based on 2022 performance, their exercise price and the closing stock price on the date of grant.

The exercise price equals the closing price on the NYSE on the grant date.

Grant date fair value of stock and option awards (column N)

Column N includes the grant date fair values of PSUs, RSUs and option awards granted in 2023.

Column N also includes the incremental compensation expense for the 2021-2023, 2022-2024 and 2023-2025 PSUs that were considered modified for accounting purposes because the Consumer Health peers were removed from the TSR calculations following the final separation of our Consumer Health business in August 2023. No additional PSUs were granted as a result of the modification. See "Impact of significant one-time events on the open PSU performance periods" on page 70 for additional details.

We include the grant date fair values of the stock awards and option awards in columns D and E of the summary compensation table on page 92.

Details on 2023 long-term incentive grant date fair values per unit or option

We used the same grant date, common stock fair market value and dividend yield assumptions to calculate the fair values of the PSUs, options and RSUs for the February 13, 2023 annual grant. We used the same methodology to calculate the fair value of the May 1, 2023 RSU grant to Dr. Reed.

We calculated the fair value of RSUs and the PSUs tied to 2023-2025 EPS based on the common stock fair market value discounted by the expected dividend yield since dividends are not paid prior to vesting.

We calculated the fair value of the 2023-2025 PSUs using the weighted average of the fair values of the EPS and relative TSR components. An independent third party calculated the fair value of the PSUs tied to relative TSR using a Monte Carlo simulation.

We valued the options using the Black-Scholes model with the assumptions below.

Assumptions used in PSU, RSU and option fair value calculations

Grant date		2/13/2023	5/1/2023
Common stock fair market value (closing price on the NYSE)		$162.75	$163.60
Dividend yield		2.90%	2.90%
	Weight	**Fair value**	**Fair value**
2023 RSU fair values		$153.622	$154.424
2023-2025 PSU fair value			
2023-2025 EPS	50%	$149.189	N/A
2023-2025 Relative TSR	50%	$141.150	N/A
Weighted average value per PSU		$145.170	N/A
2023 Option fair value			
Exercise price		$162.75	N/A
Risk free rate (determined based on the seven-year U.S. treasury rate)		3.74%	N/A
Expected volatility (calculated using blended historical average volatility and implied volatility on at-the-money, two-year, traded options)		17.690%	N/A
Expected life in years (calculated based on historical data)		7.00	N/A
Fair value per option		$27.849	N/A

2023 Outstanding equity awards at fiscal year-end

In the table below, we show the outstanding options, RSUs and PSUs as of fiscal year-end 2023.

A	B	C	D	E	F	G	H	I	J	K
			Options				Stock awards			
			Number of securities underlying unexercised options (#)							
Name	Grant date	Vesting type	Exercisable	Unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plans: market or payout value of unearned shares, units or other rights that have not vested ($)
J. Duato	Options									
	2/10/2014	3-Year Cliff	130,969		$90.44	2/9/2024				
	2/9/2015	3-Year Cliff	126,369		100.06	2/9/2025				
	2/8/2016	3-Year Cliff	125,824		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	123,291		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	105,307		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	110,868		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	133,516		151.41	2/10/2030				
	2/8/2021	3-Year Cliff		114,776	164.62	2/8/2031				
	2/14/2022	3-Year Cliff		99,811	165.89	2/14/2032				
	2/13/2023	3-Year Ratable		172,250	162.75	2/13/2033				
	RSUs									
	2/8/2021	3-Year Cliff					5,225	$818,967		
	2/14/2022	3-Year Cliff					5,053	792,007		
	2/13/2023	3-Year Ratable					10,409	1,631,507		
	PSUs									
	2/8/2021	3-Year Cliff					36,618	5,739,505		
	2/14/2022	3-Year Cliff					0	0	27,300	$4,279,002
	2/13/2023	3-Year Cliff					0	0	38,328	6,007,531
J. Wolk	Options									
	2/9/2015	3-Year Cliff	13,015		100.06	2/9/2025				
	2/8/2016	3-Year Cliff	16,820		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	19,241		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	12,066		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	66,386		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	88,219		151.41	2/10/2030				
	2/8/2021	3-Year Cliff		80,976	164.62	2/8/2031				
	2/14/2022	3-Year Cliff		79,280	165.89	2/14/2032				
	2/13/2023	3-Year Ratable		88,334	162.75	2/13/2033				
	RSUs									
	2/8/2021	3-Year Cliff					3,686	577,744		
	2/14/2022	3-Year Cliff					4,014	629,154		
	2/13/2023	3-Year Ratable					5,338	836,678		
	PSUs									
	2/8/2021	3-Year Cliff					25,835	4,049,378		
	2/14/2022	3-Year Cliff					0	0	21,685	3,398,907
	2/13/2023	3-Year Cliff					0	0	19,655	3,080,725
J. Reed	RSUs									
	5/1/2023	3-Year Ratable					75,765	11,875,406		

| | | | Options | | | | Stock awards | | | |
| A | B | C | D | E | F | G | H | I | J | K |
Name	Grant date	Vesting type	Number of securities underlying unexercised options (#) Exercisable	Unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plans: market or payout value of unearned shares, units or other rights that have not vested ($)
J. Taubert	**Options**									
	2/10/2014	3-Year Cliff	59,397		$90.44	2/9/2024				
	2/9/2015	3-Year Cliff	58,504		100.06	2/9/2025				
	2/8/2016	3-Year Cliff	56,471		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	43,712		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	43,391		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	67,397		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	91,324		151.41	2/10/2030				
	2/8/2021	3-Year Cliff		82,127	164.62	2/8/2031				
	2/14/2022	3-Year Cliff		80,055	165.89	2/14/2032				
	2/13/2023	3-Year Ratable		64,634	162.75	2/13/2033				
	RSUs									
	2/8/2021	3-Year Cliff					3,739	$586,051		
	2/14/2022	3-Year Cliff					4,053	635,267		
	2/13/2023	3-Year Ratable					3,906	612,226		
	PSUs									
	2/8/2021	3-Year Cliff					26,202	4,106,901		
	2/14/2022	3-Year Cliff					0	0	21,896	$3,431,979
	2/13/2023	3-Year Cliff					0	0	14,381	2,254,078
P. Fasolo	**Options**									
	2/12/2018	3-Year Cliff	41,055		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	41,618		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	53,151		151.41	2/10/2030				
	2/8/2021	3-Year Cliff		46,888	164.62	2/8/2031				
	2/14/2022	3-Year Cliff		43,256	165.89	2/14/2032				
	2/13/2023	3-Year Ratable		45,890	162.75	2/13/2033				
	RSUs									
	2/8/2021	3-Year Cliff					2,135	334,640		
	2/14/2022	3-Year Cliff					2,190	343,261		
	2/13/2023	3-Year Ratable					2,773	434,640		
	PSUs									
	2/8/2021	3-Year Cliff					14,959	2,344,674		
	2/14/2022	3-Year Cliff					0	0	11,832	1,854,548
	2/13/2023	3-Year Cliff					0	0	10,211	1,600,472

	A	B	C	D	E	F	G	H	I	J	K

			Options				Stock awards			
Name	Grant date	Vesting type	Number of securities underlying unexercised options (#) Exercisable	Unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plans: market or payout value of unearned shares, units or other rights that have not vested ($)
A. McEvoy	**Options**									
	2/10/2014	3-Year Cliff	49,225		$90.44	2/9/2024				
	2/9/2015	3-Year Cliff	46,803		100.06	2/9/2025				
	2/8/2016	3-Year Cliff	43,689		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	37,361		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	41,889		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	58,972		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	76,712		151.41	2/10/2030				
	2/8/2021	3-Year Cliff		68,894	164.62	2/8/2031				
	2/14/2022	3-Year Cliff		66,110	165.89	2/14/2032				
	2/13/2023	3-Year Ratable		61,295	162.75	2/13/2033				
	RSUs									
	2/8/2021	3-Year Cliff					3,136	$491,537		
	2/14/2022	3-Year Cliff					3,347	524,609		
	2/13/2023	3-Year Ratable					3,704	580,565		
	PSUs									
	2/8/2021	3-Year Cliff					21,980	3,445,145		
	2/14/2022	3-Year Cliff					0	0	18,083	$2,834,329
	2/13/2023	3-Year Cliff					0	0	13,639	2,137,777

Vesting type (column C)

- **3-Year Ratable.** Beginning with the February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date.

- **3-Year Cliff.** Options and RSUs granted before February 13, 2023, and PSUs vest 100% three-years from the date of grant. PSUs are not distributed until the percent of target vested based on performance is certified by the Committee at the end of the three-year performance period.

Number of shares or units of stock that have not vested (column H). The PSUs that have been earned based on performance to date are included in column H. See 2021-2023 Performance share unit payout on page 70 for details.

Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (column J). We calculated the estimated number of PSUs to vest in the future assuming:

- 2022-2024 PSUs tied to Relative TSR performance vest at 71.2% of target and cumulative adjusted EPS performance vest at 108.9% of target.

- 2023-2025 PSUs tied to Relative TSR performance vest at 0.0% of target and cumulative adjusted EPS performance vest at 119.2% of target.

Market value of shares or units of stock that have not vested (columns I and K). We calculated the market values of unvested RSUs and PSUs included in columns I and K using the closing price of our common stock on the NYSE on December 29, 2023, which was the last business day of fiscal 2023, of $156.74.

2023 Option exercises and stock vested

In the table below, we show how many options each executive exercised in 2023 and the value received from exercising them. We also show how many PSUs and RSUs vested in 2023 and their value when they vested.

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized upon exercise ($)	Number of shares acquired on vesting (#)	Value realized upon vesting ($)
J. Duato	148,538	$14,985,999	36,539	$5,920,049
J. Wolk	0	0	24,142	3,911,487
J. Reed	0	0	0	0
J. Taubert	0	0	24,992	4,049,204
P. Fasolo	0	0	14,546	2,356,743
A. McEvoy	0	0	20,993	3,401,286

2023 Pension benefits

In the table below, we show the present value of pension benefits as of year-end 2023 and payments during 2023. For a complete understanding of the table, please read the description of the pension benefits on page 106.

Name	Number of years credited service (#)	Normal retirement age	Present value of accumulated benefits			Payments during last fiscal year ($)
			Salaried pension plan ($)	Excess pension plan ($)	Total ($)	
J. Duato	34	62	$1,917,000	$22,209,000	$24,126,000	$0
J. Wolk	25	62	1,155,000	8,782,000	9,937,000	0
J. Reed	0	65	33,000	341,000	374,000	0
J. Taubert	18	62	976,000	6,753,000	7,729,000	0
P. Fasolo	16	62	868,000	4,452,000	5,320,000	0
A. McEvoy	27	62	1,019,000	5,625,000	6,644,000	0

We calculated the present values in the table using the same assumptions we used for the pension liabilities included in our 2023 Annual Report.

We provide pension benefits to our employees to provide retirement income, facilitate succession and motivate long-service. Our pension benefits are paid through our salaried pension plan and excess pension plan as described below.

The named executive officers participate in the defined benefit pension plan on the same basis as other U.S. non-union employees. For all NEOs other than Dr. Reed, their pension benefit is determined solely under the formula that applies to other eligible U.S. non-union employees hired before January 1, 2015 (the Final Average Pay formula). We offset the benefits from the final average pay plans for amounts earned from our non-U.S. pension plans.

For Dr. Reed, his pension benefit is determined under the formula applicable to employees hired on or after January 1, 2015 (the Retirement Value Plan, or RVP, formula). Starting on January 1, 2026, all eligible U.S. non-union employees (regardless of hire date) will accrue benefits under the defined benefit pension plan formula that applies to employees hired on or after January 1, 2015.

- **U.S. Final Average Pay pension formula.** This formula determines a monthly annuity amount payable for life.
  - **Retirement age.** At age 62 former employees can begin receiving unreduced pension payments. At age 55 they can begin receiving reduced pension benefits. If a former employee begins receiving his or her pension before age 62, the pension is reduced by 4% per year for each year before age 62.
  - **Monthly annuity amount.** We calculate the monthly annuity amount as:
    (1) Final average earnings multiplied by 1.667%, multiplied by years of service prior to 2005, plus
    (2) Final average earnings multiplied by 1.55%, multiplied by years of service after 2004, minus
    (3) Age 65 Social Security benefits multiplied by 1.429%, multiplied by total years of service, plus
    (4) Frozen grandfathered benefits related to pre-2009 dividend equivalents on unvested CLCs (less than 2% of the total pension benefit for each named executive officer).
  - **Final average earnings.** Final average earnings is the average of the highest consecutive 60 months out of the last 120 months of pay. Earnings include base salary and annual incentive payouts.
  - **Benefits paid as an annuity.** Final average pay benefits under the Salaried Pension Plan and Excess Pension Plan must be taken in the form of an annuity.
- **U.S. Retirement Value Plan pension formula.** This formula determines a lump sum payable at the time the employee is deemed to have 'retired' from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
  - **Retirement age.** At age 62 former employees can begin receiving unreduced pension payments. At age 55 they can begin receiving reduced pension benefits. If a former employee begins receiving his or her pension before age 62, the pension is reduced for each year before age 62.
  - **Lump sum amount.** Johnson & Johnson calculates the lump sum amount as an RVP credit of 15% of plan earnings for each year of service. The sum of each year's RVP credits equals the pension benefit payable as a lump sum at age 62.
  - **Plan earnings.** Earnings include base salary and annual incentive payouts.
  - **Form of benefit payment.** RVP benefits under the Excess Pension Plan benefit are available only as a lump sum. RVP benefits under the Salaried Pension Plan are expressed as a lump sum but can also be payable in one of the optional annuity forms available for RVP benefits under the Salaried Pension Plan.
- **Pension plans.** We pay our U.S. pensions from the Salaried and Excess Pension Plans as follows:
  - **Salaried Pension Plan.** The Salaried Pension Plan applies the Final Average Pay and RVP formulas, as applicable, to pay up to the IRS's covered compensation limit. The limit was $330,000 in 2023.
  - **Excess Pension Plan.** The Excess Pension Plan uses the Final Average Pay and RVP pension formulas, as applicable, without applying the IRS pay limits. The payments are reduced by amounts paid from the Salaried Pension Plan. U.S. non-union employees participate in the Excess Pension Plan if their covered compensation exceeds the IRS limit.

2023 Non-qualified deferred compensation

In the table below, we show our named executive officers' year-end non-tax-qualified compensation deferral plan balances. We also show how much they and the Company contributed to the plans, the earnings on the deferred compensation, and withdrawals and distributions during the year. For a complete understanding of the table, please read the descriptions of the columns that follow the table.

A	B	C	D	E	F
	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Name					
J. Duato	$0	$56,458	$231,644	$0	$9,094,001
J. Wolk	332,038	36,808	57,054	0	814,743
J. Reed	0	22,967	1,512	0	24,479
J. Taubert	1,450,406	36,000	1,317,239	0	9,540,559
P. Fasolo	0	24,646	46,061	0	356,460
A. McEvoy	0	32,815	102,684	0	2,866,551

Executive contributions in last fiscal year (column B)

Column B includes the amount the named executive officers deferred under the Executive Income Deferral Plan. This plan allows eligible employees to defer up to 50% of their base salary and 100% of their annual incentive. These amounts were included in columns C and F of the summary compensation table.

Registrant contributions in last fiscal year (column C)

Column C includes Company contributions to the named executive officer's Excess Savings Plan accounts. These amounts are included in column H of the summary compensation table.

Aggregate earnings in last fiscal year (column D)

Column D includes earnings on the Executive Income Deferral Plan and Excess Savings Plan. It also includes the change in value of vested certificates of long-term compensation (CLCs). We show each of these amounts and the total earnings in the table on page 108. See details on CLC unit values on page 109.

The earnings or losses on the Executive Income Deferral Plan and Excess Savings Plan balances are based on market rates of return as described on page 96. Therefore, there are no above-market earnings from these plans and the amounts are not included in column G of the summary compensation table.

The changes in value of the CLCs are included in column G of the summary compensation table but only to the extent that the unit value grows at a rate that exceeds a reference rate of return. See page 96 for details.

Name	Earnings/(losses) on Executive Income Deferral Plan ($)	Earnings/(losses) on Excess Savings Plan ($)	Change in value of vested CLCs ($)	Total ($)
J. Duato	$0	$98,344	$133,300	$231,644
J. Wolk	19,635	33,979	3,440	57,054
J. Reed	0	1,512	0	1,512
J. Taubert	1,226,654	58,335	32,250	1,317,239
P. Fasolo	0	46,061	0	46,061
A. McEvoy	0	63,984	38,700	102,684

Aggregate withdrawals / distributions (column E)

There were no withdrawals or distributions in 2023.

Aggregate balance at last fiscal year-end (column F)

Column F includes the Executive Income Deferral Plan and Excess Savings Plan balances. It also includes the value of all vested CLCs (calculated using the end of year unit values). The amounts below were reported as compensation to the named executive officers in previous summary compensation tables to the extent required. See details on CLC unit values on page 109.

Name	Executive Income Deferral Plan balance ($)	Excess Savings Plan balance ($)	Value of vested CLCs ($)	Total ($)
J. Duato	$0	$761,201	$8,332,800	$9,094,001
J. Wolk	351,674	248,029	215,040	814,743
J. Reed	0	24,479	0	24,479
J. Taubert	7,072,595	451,964	2,016,000	9,540,559
P. Fasolo	0	356,460	0	356,460
A. McEvoy	0	447,351	2,419,200	2,866,551

- **Executive Income Deferral Plan (EIDP) and Deferred Compensation Plan (DCP).** Our executive officers could elect to defer up to 50% of their base salary and 100% of their annual incentive earned in 2023 under the EIDP. In November 2023, the company adopted the DCP, a non-qualified deferred compensation plan that will continue to allow our executive officers to defer up to 50% of their base salary and 100% of their annual incentive earned in 2024 and future years. In connection with the adoption of the DCP, no further initial deferral elections may be made under the EIDP.

  - **Earnings.** The deferred amounts under these plans are credited with earnings equal to the return on the investment options available under the Johnson & Johnson 401(k) Savings Plan (excluding company stock funds). The participant elects the allocation of their notional account balance among these alternatives.

  - **Distributions.** Amounts under the EIDP are generally paid in a lump sum on the later of six months following separation from service or in January of the year following separation. In connection with the adoption of the DCP, the Committee amended the EIDP to permit participants to change the time and form of payment of their EIDP account balances upon separation from service to the payment forms available under the DCP (which permits payment in the form of a lump sum or up to 10 annual installments), subject to compliance with applicable tax rules.

- **Excess Savings Plan.** Our 401(k) Savings Plan provides a matching contribution of 4.5% of base salary to employees who contribute at least 6% of base salary. The base salary covered under this plan is limited by the IRS's covered compensation limit. The limit was $330,000 in 2023. The Excess Savings Plan credits an unfunded account with 4.5% of the amount of the base salary over the IRS limit.

  - **Earnings.** The accounts were credited with earnings equal to the return on each named executive officer's default target-date fund as determined by birth year. The average full year return for the group was 15.73%.

  - **Distribution.** Account balances will be paid out in a lump sum six months after termination, unless the participant made an irrevocable deferral or installment election before December 15, 2008.

Details on CLC unit values

The following table includes the beginning and end of year CLC unit values. It also includes the change in unit value during the year.

Unit values and change in values	CLC ($)
Beginning of year unit value	$52.90
End of year unit value	$53.76
Change in unit value	$0.86

2023 Potential payments upon termination

We pay earned and unpaid compensation to our employees upon termination. In addition, depending upon the circumstances of the termination and the employee's age and years of service, we pay severance, provide continued health benefit coverage and provide continued vesting in equity incentives. We have no change-in-control benefits.

- **Earned but unpaid compensation.** Upon any termination of employment as of year-end 2023, employees would receive their 2023 annual incentive and vested non-qualified deferred compensation. They would also be entitled to their pension benefits upon retirement. If a named executive officer had terminated as of year-end 2023, he or she would have received his or her:

  - **Earned but unpaid annual incentives for 2023.** An employee must be employed through the end of the year to be eligible for a non-pro-rated annual incentive payout. However, in case of involuntary termination for cause, these amounts would be forfeited. See non-equity incentive plan compensation in the table on page 94 for the annual incentive amounts.

  - **Vested non-qualified deferred compensation balances.** See non-qualified deferred compensation — aggregate balance at last fiscal year-end (column F) in the table on page 108 for the year-end balances.

  - **Pension benefits upon retirement.** See 2023 pension benefits on page 105 for details.

- **Severance, healthcare coverage and equity incentives.** In the table on page 111, we show the value of cash severance, continued healthcare coverage and continued vesting in equity incentives as if the named executive officers had terminated as of year-end 2023 under the circumstances shown below. For a complete understanding of the table please read the descriptions of the types of payments that follow the table.

- **No change-in-control benefits.** We do not have any change-in-control agreements or arrangements in place for any of our named executive officers. Our 2022 Long-Term Incentive Plan only provides for a change-in-control benefit in the event that outstanding awards granted under the plan are not assumed or substituted by the acquirer in connection with a change-in-control, in which case the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change-in-control. If outstanding awards are assumed or substituted, the awards will remain outstanding and will continue to vest following the change-in-control.

Name	Type of payment	Voluntary termination ($)	Involuntary termination without cause ($)	Involuntary termination with cause ($)	Death ($)	Disability ($)
J. Duato	Cash severance	$0	$2,092,308	$0	$0	$0
	Healthcare coverage	139,000	144,000	139,000	73,000	195,000
	Equity incentives	19,268,519	19,268,519	0	19,268,519	19,268,519
	Total	19,407,519	21,504,827	139,000	19,341,519	19,463,519
J. Wolk	Cash severance	0	1,170,000	0	0	0
	Healthcare coverage	198,000	205,000	198,000	103,000	253,000
	Equity incentives	12,572,586	12,572,586	0	12,572,586	12,572,586
	Total	12,770,586	13,947,586	198,000	12,675,586	12,825,586
J. Reed	Cash severance	0	1,150,000	0	0	0
	Healthcare coverage	0	19,000	0	10,000	22,000
	Equity incentives	0	0	0	11,875,406	11,875,406
	Total	0	1,169,000	0	11,885,406	11,897,406
J. Taubert	Cash severance	0	1,150,000	0	0	0
	Healthcare coverage	141,000	149,000	141,000	76,000	219,000
	Equity incentives	11,626,502	11,626,502	0	11,626,502	11,626,502
	Total	11,767,502	12,925,502	141,000	11,702,502	11,845,502
P. Fasolo	Cash severance	0	890,000	0	0	0
	Healthcare coverage	119,000	127,000	119,000	64,000	196,000
	Equity incentives	6,912,235	6,912,235	0	6,912,235	6,912,235
	Total	7,031,235	7,929,235	119,000	6,976,235	7,108,235

Terminations due to a reduction in force or specified divestiture

Our unvested outstanding PSUs and our options and RSUs granted prior to February 13, 2023 are subject to special provisions in the event of a termination due to a reduction in force (RIF) or specified divestiture (as detailed on page 84). As of December 29, 2023, each continuing named executive officer was eligible for qualifying separation treatment of their long-term incentives. For these executives:

- Termination due to a RIF would result in amounts equal to those in the involuntary termination without cause column of the potential payments upon termination table above.

- Termination due to a specified divestiture would result in amounts equal to those in the involuntary termination without cause column, except they would not receive severance.

Cash severance

Our severance pay plan provides benefits to certain full-time U.S. employees who are involuntarily terminated. We provide two weeks base salary for each year of service, with guaranteed minimums based on an employee's level. The minimum for our named executive officers is 52 weeks of base salary. We pay severance according to our normal payroll cycle. We do not pay severance as a lump-sum payment.

In order to receive the full number of weeks of base salary under our severance pay plan, U.S. employees must sign a release agreement and comply with the conditions set forth in the agreement, which may include compliance with non-competition provisions, release of all claims and rights, and any other terms set forth in the agreement. If U.S. employees do not sign the release agreement, the severance amount is four weeks of base salary.

In the table below, we show how the cash severance amounts in the table on page 111 were calculated.

| Name | Salary rate as of year-end ($) | Years of eligible service (#) | Weeks of base salary continuation | | | Total amount of cash severance ($) |
			Accrued (#)	Minimum (#)	Final (#)	
J. Duato	$1,600,000	34	68	52	68	$2,092,308
J. Wolk	1,170,000	25	50	52	52	1,170,000
J. Reed	1,150,000	0	0	52	52	1,150,000
J. Taubert	1,150,000	18	36	52	52	1,150,000
P. Fasolo	890,000	16	32	52	52	890,000

Healthcare coverage

Upon termination of employment, all non-union U.S. employees receive continued healthcare coverage that varies based upon the termination circumstances. The healthcare coverage amounts in the table on page 111 are the present values of continued healthcare coverage. The values vary based upon the termination circumstances as follows:

Healthcare coverage	Eligibility	Eligible named executive officers	Voluntary termination	Involuntary termination without cause	Involuntary termination with cause	Death	Disability
Retiree	Employees age 55 with ten years of service.	Duato Wolk Taubert Fasolo	✔	✔ Begins at the end of the cash severance period.	✔	✔ Coverage for dependents	✔
Separation	Employees between ages 50 and 54 with ten years of service who are involuntarily terminated without cause.		Not applicable	✔ Begins at the earlier of the cash severance period or 52 weeks and ends at age 65.	Not applicable	Not applicable	Not applicable
Active-employee	All employees.	Reed	No continued coverage	✔ While on severance - up to 52 weeks.	No continued coverage	✔ Coverage for dependents for 6 months.	✔ While on long-term disability.

Note: "✔" means eligible for coverage.

Equity incentives

The Equity incentives amounts in the table on page 111 are the value of unvested equity incentives as of year-end 2023. The values vary based upon the termination circumstances as described under long-term Incentive vesting and treatment upon termination on page 82.

MedTech chairman transition

Ashley McEvoy served as Executive Vice President, Worldwide Chairman, MedTech until October 20, 2023, and served in an advisory role until she left the Company in February 2024. In consideration for her service, she earned a salary of $1,059,231 in 2023. She also was eligible for, and received, an annual incentive payment for her 2023 performance of $1,050,000. She did not receive a February 2024 LTI award for 2023 performance or any severance payments or benefits in connection with her departure. Upon termination of her employment, she forfeited outstanding long-term incentive awards that had not vested per the terms and conditions of each outstanding award.

Ratio of the annual total compensation of the median-paid employee to the CEO

The annual total compensation of our median-paid employee on a worldwide basis for 2023 was $84,000. The annual total compensation of our chief executive officer for 2023 was $28,422,037. The ratio of the two amounts for 2023 is 338 to 1.

We used the following methodology and assumptions to calculate the annual total compensation of the median-paid employee:

- We included 100% of our employees (other than our Chief Executive Officer) in the calculation of median, as follows:

  - We gathered payroll data from 24 countries around the world, which account for 93% of our employees.

  - We assumed that the remaining 7% of our employees not included in this database are paid less than the median. This is a conservative assumption. If any of the employees assumed to be below the median were paid higher than the calculated median, the actual median would be higher.

- We calculated the annual total compensation and ranked our employees using: taxable cash earnings, which includes salary, wages (regular, hourly, overtime, shift differentials), commissions, annual incentives and other miscellaneous cash earnings; the estimated value of the Company-provided pension earned during 2023 and Company contributions to defined contribution retirement plans during 2023 (using an estimated percentage of salary for each country where we have a Company-provided retirement plan); and the estimated value of Company-provided medical and dental insurance coverage using an estimated per-employee amount for each country where we have Company-provided medical and dental plans.

- Using our year-end 2023 total employee count, we counted down from the top to identify the median-paid employee. At least 50% of our employees have annual total compensation amounts higher than $84,000.

- We rounded the annual total compensation of the median-paid employee to the nearest thousand dollars.

The annual total compensation of our chief executive officer for 2023 is the $28,397,240 total as reported in the summary compensation table on page 92 plus healthcare benefits of $24,797.

The ratio of the annual total compensation of the median-paid employee to the CEO is calculated by dividing the annual total compensation of our chief executive officer by that of our median-paid employee. Because the annual total compensation of the median-paid employee is a conservative estimate (as described above), the pay ratio is also a conservative estimate – the actual ratio could be lower but not higher.

Comparison to 2022 median-paid annual total compensation

The annual total compensation of our median-paid employee for 2022 was $80,000. The median for 2023 is $84,000. Salary increases and other increases in compensation contributed to the increase in the median. The net effect of changes in currency exchange rates had a negative impact on the year-on-year increase in the median. If the exchange rates had not changed during 2023, the median would have been $88,000.

Pay versus performance

In the table below, we show the compensation for our CEO (Principal Executive Officer, or PEO, in the table) and the average of the other named executive officers, our cumulative total shareholder return, net income and annual relative total shareholder return, and the cumulative total shareholder returns of our peer indices. Our executives' compensation is shown using the totals from the summary compensation table and compensation actually paid (CAP) according to SEC rules.

Pay versus performance table

A	B	C	D	E	F	G	H	I	J
					Value of initial fixed $100 investment based on:				
Year	Summary compensation table total for PEO	Compensation actually paid to PEO	Average summary compensation table total for non-PEO NEOs	Average compensation actually paid to non-PEO NEOs	Total shareholder return	Peer group total shareholder return (S&P Pharmaceuticals sub index)	Peer group total shareholder return (S&P Healthcare Equipment sub index)	Net income ($ millions)	Annual relative total shareholder return (% points)
2023	$28,397,240	$13,839,320	$12,492,559	$7,116,002	$119.65	$147.13	$124.22	$35,153	(18.6)%
2022	13,099,487	18,910,984	8,021,796	11,882,576	130.91	146.65	113.92	17,941	5.6
2021	26,741,959	39,418,762	12,498,029	16,589,484	123.54	135.21	140.40	20,878	(2.4)
2020	29,575,974	28,993,387	12,948,370	11,481,071	110.85	107.53	117.63	14,714	1.6

Summary compensation table total for PEO and average summary compensation table total for non-PEO NEOs (columns B and D)

Column B includes the amounts reported in the total column of the summary compensation table for our CEO. Column D includes the average of the amounts reported in the total column of the summary compensation table for our named executive officers excluding our CEO.

In the table below, we show which executives were included in columns B through E in 2020-2023.

Executive name	PEO				Non-PEO NEO			
	2020	2021	2022	2023	2020	2021	2022	2023
A. Gorsky	X	X						
J. Duato			X	X	X	X		
J. Wolk					X	X	X	X
P. Stoffels					X	X		
J. Taubert					X	X	X	X
A. McEvoy							X	X
T. Mongon							X	
J. Reed								X
P. Fasolo								X

Compensation actually paid to PEO and average compensation actually paid to non-PEO NEOs (columns C and E)

Columns C and E, respectively, include the amount of compensation actually paid to our CEO and average of our other NEOs (according to SEC rules). The amounts are not current cash payments. Our retirement benefits are paid only after retirement and our long-term incentives' value vary with company performance (including stock price) until they are vested or exercised (in the case of options).

The following table shows the 2023 adjustments made to total compensation for each year to determine the compensation actually paid:

Executive	Summary compensation table total	Minus summary compensation table value of equity awards	Plus pay versus performance value of equity awards	Minus summary compensation table change in the actuarial present value of pension benefits	Plus pay versus performance value of pension benefits	Equals compensation actually paid
PEO	$28,397,240	$15,979,133	$7,166,755	$6,213,000	$467,458	$13,839,320
Average of Non-PEO NEOs	12,492,559	7,194,626	2,966,942	1,424,000	275,127	7,116,002

- **Summary compensation table value of equity awards** includes the total grant date fair value of equity awards reported in the stock awards and option awards columns in the summary compensation table.

- **Pay versus performance value of equity awards** includes the following:
  - For awards granted in the applicable year, the fair value:
    - At year-end for awards that are outstanding and unvested.
    - As of the vesting date for awards that vest in the applicable year.
  - For awards granted in prior years, the change in fair value:
    - From the beginning of the year to the end of the year for awards that remain outstanding and unvested.
    - From the beginning of the year to the vesting date for awards that vest in the applicable year.
    - From the beginning of the year to zero for awards that fail to vest.
  - Fair values as of each measurement date were determined using valuation assumptions and methodologies (including expected term, volatility, dividend yield and risk-free interest rates) that are consistent with those used to estimate fair value at grant under U.S. GAAP. The valuation assumptions used to calculate option fair values differed materially from those disclosed at the time of grant in the following ways:
    - Risk-free rates range from 3.8% to 4.0% for the pay-versus-performance valuations versus a range of 0.8% to 3.7% for grant-date valuations. The risk-free rates differed due to macroeconomic changes between the grant date and valuation dates.
    - The expected option term estimate ranges from 4.0 years to 6.1 years for the pay-versus-performance valuations versus 7.0 years for the grant-date valuations. The expected term decreased from the grant date as we considered potential changes in exercise behavior, as the options are no longer at-the-money, and to incorporate the passage of time in the award's life.
    - We calculated the estimated number of PSUs to vest in the future assuming:
      - 2022-2024 PSUs tied to relative TSR performance vest at 71.2% of target and cumulative adjusted EPS performance vest at 108.9% of target.
      - 2023-2025 PSUs tied to relative TSR performance vest at 0.0% of target and cumulative adjusted EPS performance vest at 119.2% of target.
    - All other valuation assumptions are not materially different from the grant-date assumptions and there were no changes in calculation methodology. See Common Stock, Stock Option Plans and Stock Compensation Agreements Note to the Consolidated Financial Statements of the Form 10-K for additional details on the valuation assumptions used at grant.

The following table shows the 2023 amounts included in the pay-versus-performance value of equity awards.

Executive	Year-end fair value of equity awards granted during applicable year	Change in fair value as of year-end of any prior-year awards that remain unvested as of year-end	Change in fair value as of the vesting date of any prior-year awards that vested during applicable year	Pay versus performance value of equity awards
PEO	$14,690,868	$(5,539,650)	$(1,984,463)	$7,166,755
Average of Non-PEO NEOs	6,723,208	(2,836,480)	(919,786)	2,966,942

- **Summary compensation table change in the actuarial present value of pension benefits** includes the changes in pension value reported in the change in pension and non-qualified deferred compensation column of the summary compensation table.

- **Pay versus performance value of pension benefits** includes the following:

  - **Service costs.** The actuarially determined pension service cost for services rendered by our CEO or NEOs

  - **Prior service costs.** The entire cost of benefits granted (or credit for benefits reduced) in a plan amendment (or initiation) during the applicable year that is attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation.

  - The amounts deducted or added in calculating the 2023 pay versus performance value of pension benefits are as follows:

Executive	Service costs attributable to the applicable year	Prior service costs introduced during the applicable year	Pay versus performance value of pension benefits
PEO	$467,458	$0	$467,458
Average of other NEOs	275,127	0	275,127

Total shareholder return and peer group shareholder return (columns F, G and H)

Columns F, G and H are the cumulative total shareholder return of a $100 investment from the beginning of fiscal year 2020 through the end of each of the years indicated for the Company (column F), the S&P Pharmaceuticals industry index (column G) and the S&P Healthcare Equipment industry index (column H). Total shareholder return includes share price appreciation and assumes dividend reinvestment.

Net income (column I)

Column I includes the Company's net income, in millions, as reported in the Company's audited financial statements. Net income in 2020-2023 includes the Consumer Health business, which separated from Johnson & Johnson in August 2023 as Kenvue. Net income in 2023 also includes proceeds from the sale of Kenvue. Net Income from Continuing Operations, which would have excluded this business, would have been $17.801 billion, $16.370 billion and $13.326 billion for 2021, 2022 and 2023, respectively.

Annual relative total shareholder return (column J)

Column J includes the percentage point difference between the Company's and the competitor composite peer group's TSR for each fiscal year.

We use three-year relative TSR as a PSU performance measure to link compensation actually paid to our executives to Company performance. We include one-year relative TSR in the table because it impacts the three overlapping PSU performance cycles that are outstanding each year. Furthermore, the SEC's guidance precludes using multi-year performance measurement periods for the performance measures in the table.

Financial performance measures

The financial metrics we use in our annual and long-term incentive plans are our most important financial measures. As described in Components of executive compensation on page 65, our annual incentives are designed to motivate attainment of our near-term priorities, consistent with our long-term strategic plan. Our long-term incentives are designed to motivate attainment of our long-term goals, TSR and share price growth, as well as retain executives.

Annual incentive financial performance measures	Long-term incentive financial performance measures
• Operational sales.	• Three-year cumulative adjusted operational EPS.
• Adjusted operational EPS growth.	• Three-year TSR compound annual growth rate versus the competitor composite peer group.
• Free cash flow.	• Share price.
	• Share price appreciation.

Note: Operational sales, adjusted operational EPS, free cash flow and cumulative adjusted operational EPS are non-GAAP measures. See pages 86 to 88 for details. We use three-year relative TSR as a PSU performance measure. However, SEC guidance limits the company selected measure included in the last column of the pay versus performance table to one-year periods. So, we compare CAP to annual relative TSR in our analysis of the information presented in the pay versus performance table on page 119. Annual relative TSR directly impacts the three overlapping PSU performance cycles that are outstanding each year.

Our annual incentives also include our strategic goals that cover a range of items critical to both our short- and long-term success. We prioritize excellence in our operational execution, product development and pipeline growth, our employees, key strategic initiatives that enable our continued growth and performance against our purpose-driven objectives. We describe our performance against our 2023 strategic goals on page 68.

Analysis of the information presented in the pay versus performance table

We describe the relationships between compensation actually paid and the Company's cumulative TSR, net income and annual relative TSR beginning on page 118. We also compare the Company's cumulative TSR with the peer indices.

Changes in PEO and NEOs from 2021-2022

It is important to keep in mind that our CEO and named executive officers have changed, making year-to-year comparisons of compensation actually paid difficult. Most significant is our change in CEO. For 2020 and 2021, Mr. Gorsky was our CEO (PEO in the table) and for 2022 and 2023, Mr. Duato was our CEO.

Components of compensation actually paid that vary with performance

The components of compensation actually paid that vary with performance each year are our annual incentive payouts, the fair value of long-term incentive awards granted in each year and the change in fair value of equity awards during the year.

The decisions regarding our annual incentive payouts are described in our 2021, 2022 and 2023 Proxy Statements and this Proxy Statement. The decisions regarding our long-term incentive awards are described in our 2020, 2021, 2022 and 2023 Proxy Statements.

The addition of the change in fair value of equity awards during the year is the most significant performance-related difference between CAP and the totals reported in the summary compensation table. The change in fair value of equity awards during the year varies with our annual share price appreciation and performance against our PSU goals.

We use multiple performance measures

We use seven financial performance measures for our annual and long-term incentives. We also vary the sizes of our long-term incentive grants each year based on individual performance. Therefore, no single financial performance measure can fully describe changes in CAP, especially because most of the measures are compared to annual or three-year goals.

Compensation actually paid and cumulative TSR

The chart below compares the compensation actually paid to our CEO and the average of our other NEOs with the Company's cumulative TSR.

As described on page 70, our three-year TSR relative to our competitor composite peers is one of our PSU performance measures. However, the Company's cumulative TSR without a peer comparison is not one of the performance measures we use in our annual or long-term incentive plans.

The Company's cumulative TSR includes both our annual share price appreciation and the impact of reinvested dividends. Because most of our executives' compensation is equity-based long-term incentives which vary in value with the Company's price, our CAP is aligned with the annual share price appreciation component of TSR. Dividends confound the relationship because they are included in the cumulative TSR but are not included in CAP because we do not pay dividends on unvested equity awards.

CAP vs. TSR



Compensation actually paid and net income

The chart on page 119 compares the compensation actually paid to our CEO and the average of our other NEOs with the Company's net income.

As described on pages 69 and 70, adjusted operational EPS is one of our annual incentive measures and three-year cumulative adjusted operational EPS is one of our PSU performance measures. These measures are compared to goals that we set at the beginning of each year for the annual incentives and at the beginning of each three-year performance period for the PSUs.

While annual net income impacts our adjusted operational EPS and three-year cumulative adjusted operational EPS, it is not one of the performance measures we use in our annual or long-term incentive plans. Therefore, any relationship of CAP with the Company's annual net income would be indirect, at best, because it is not a performance measure in our compensation program and it is not compared to any goals.

Column I includes the Company's net income, in millions, as reported in the Company's audited financial statements. Net income in 2020-2023 includes the Consumer Health business, which separated from Johnson & Johnson in August 2023 as Kenvue. Net income in 2023 also includes proceeds from the sale of Kenvue. Net Income from Continuing Operations, which would have excluded this business, would have been $17.801 billion, $16.370 billion and $13.326 billion for 2021, 2022 and 2023, respectively.

CAP vs. net income



Compensation actually paid and annual relative total shareholder return

The chart on page 120 compares the compensation actually paid to our CEO and the average of our other NEOs with the Company's annual relative TSR.

Annual relative TSR directly impacts the three overlapping PSU performance cycles that are outstanding each year. Higher annual relative TSR increases the fair value of the outstanding PSUs and conversely lower annual relative TSR decreases the fair value of outstanding PSUs.

Performance against our annual incentive goals, three-year cumulative adjusted operational EPS PSU goals and changes in the fair value of long-term incentive awards granted each year confound the relationship of CAP and annual relative TSR because they are independent of annual relative TSR.

Note: We use three-year relative TSR as a PSU performance measure. However, SEC guidance limits the measures to one-year periods.

CAP vs. annual relative TSR



Annual relative TSR

TSR	2020	2021	2022	2023
Johnson & Johnson	9.3%	12.8%	8.0%	(8.6%)
Competitor composite	7.7	15.2	2.4	10.0
One-year relative TSR	1.6	(2.4)	5.6	(18.6)

The TSR for each of the business groups within the competitor composite peer group is weighted based on the Company's sales mix for the prior year as shown in the table below. Following the separation of our Consumer Health business, the Consumer Health group was removed from the Competitor Composite Peer Group. See page 81 for additional details.

Competitor composite peer group weightings

Business group	2020	2021	2022	2023 (Pre-Kenvue separation)	2023 (Post-Kenvue separation)
Innovative Medicine	51.4%	54.7%	55.1%	55.4%	65.7%
MedTech	31.6	27.8	28.9	28.9	34.3
Consumer Health	16.9	17.5	16.0	15.7	0.0
Total	100.0	100.0	100.0	100.0	100.0

Note: Sum of individual components may not reflect total weighting due to rounding.

The TSR for each business group is weighted by the beginning of year market capitalization of each company. The companies in each business group are shown in the table on page 121.

Competitor composite peer group

Innovative Medicine	MedTech	Consumer Health (Excluded After August 2023)
AbbVie Inc.	Alcon, Inc.	Beiersdorf AG
Amgen Inc.	Bausch & Lomb Inc.	Colgate-Palmolive Co
AstraZeneca PLC	Boston Scientific Corporation	L'Oreal S.A.
Bristol-Myers Squibb Company	The Cooper Companies, Inc.	The Procter & Gamble Company
Eli Lilly & Company	Intuitive Surgical, Inc.	Reckitt Benckiser Group plc
GlaxoSmithKline plc	Medtronic plc	Unilever PLC
Merck & Co Inc	Smith & Nephew plc	
Novartis AG	Stryker Corporation	
Pfizer Inc	Zimmer Biomet Holdings, Inc	
Roche Holding Ltd		
Sanofi		

Cumulative TSR of the company and cumulative TSR of the peer group

The chart below compares the Company's cumulative TSR presented in the table with the cumulative TSR of our two peer indices: the S&P Pharmaceuticals Index and the S&P Healthcare Equipment Index.

We do not use the cumulative TSR of the S&P Pharmaceuticals Index or S&P Healthcare Equipment index as incentive measures for our NEOs. However, we do measure three-year relative TSR versus our competitor composite peer group as one of our PSU metrics, as described in greater detail in our PSU goal setting process on page 70. So, the relationship of CAP with our three-year relative TSR versus our competitor composite peer group is direct for each of the overlapping PSU performance periods shown in the table.

Cumulative TSR of the company and peer groups



Audit matters

Audit Committee report

The Audit Committee reports to and acts on behalf of the Board of Directors of the Company by providing oversight of the financial management, internal auditors, independent auditor, financial reporting controls and accounting policies and procedures of the Company. The Company's management is responsible for preparing the Company's financial statements and systems of internal control, and the independent auditor is responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent auditor.

In this context, the Audit Committee has met and held discussions with management and the internal and independent auditors (including private sessions with the Chief Audit Executive, the independent auditor, the Chief Financial Officer and the General Counsel at each quarterly Audit Committee meeting). Management represented to the Audit Committee that the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2023, were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditor.

The Audit Committee has discussed with the independent auditor matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC including significant accounting policies, alternative accounting treatments and estimates, judgments and uncertainties, and critical audit matters. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and the Audit Committee and the independent auditor have discussed the auditor's independence from the Company and its management, including the matters in those written disclosures. Additionally, the Audit Committee considered the non-audit services provided by the independent auditor and the fees and costs billed and expected to be billed by the independent auditor for those services as shown on page 124 of this Proxy Statement. All of the non-audit services provided by the independent auditor since February 10, 2003, and the fees and costs incurred in connection with those services, have been pre-approved by the Audit Committee in accordance with the Audit and Non-Audit Services Pre-Approval Policy, as adopted by the Audit Committee. This policy is discussed in further detail on page 125 of this Proxy Statement. When approving the retention of the independent auditor for these non-audit services, the Audit Committee has considered whether the retention of the independent auditor to provide those services is compatible with maintaining auditor independence.

In reliance on the reviews and discussions with management and the Company's independent auditor, the Audit Committee believes that the non-audit services provided by the independent auditor are compatible with, and did not impair, auditor independence.

The Audit Committee also has discussed with the Company's internal and independent auditors, with and without management present, their evaluations of the Company's internal accounting controls and the overall quality of the Company's financial reporting.

In further reliance on the reviews and discussions with management and the Company's independent auditor, the Audit Committee recommended to the Board of Directors on February 12, 2024, and the Board has approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the Securities and Exchange Commission.

D. S. Davis, Chairman
D. Adamczyk
M. A. Hewson
A. M. Mulcahy
M. A. Weinberger

3   Ratification of appointment of independent registered public accounting firm

The Audit Committee oversees the qualifications, independence and performance of the independent auditor and has the ultimate responsibility to appoint, retain, compensate, evaluate and, when appropriate, terminate the independent auditor.

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year 2024. Shareholder ratification of the appointment is not required under the laws of the State of New Jersey but, as a matter of good corporate governance, the Board has decided to ascertain the position of the shareholders on the appointment at the Annual Meeting. The affirmative vote of a majority of the votes cast at the Annual Meeting is required for ratification. The Audit Committee will reconsider the appointment if it is not ratified.

During fiscal years 2023 and 2022, PricewaterhouseCoopers LLP not only acted as the independent registered public accounting firm for the Company and its subsidiaries (work related to the integrated audit of our consolidated financial statements and internal control over financial reporting), but also rendered other services on behalf of the Company and its subsidiaries.

Rules enacted under the Sarbanes-Oxley Act prohibit an independent auditor from providing certain non-audit services for an audit client. PricewaterhouseCoopers LLP has provided services in accordance with applicable rules and regulations. It is expected that PricewaterhouseCoopers LLP will continue to provide certain accounting, additional audit, tax and other services to the Company and its subsidiaries, which are permitted under applicable rules and regulations.

> ✔ **The Board of Directors recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2024.**

Selection and engagement of audit firm

PricewaterhouseCoopers LLP and its predecessors have served as Johnson & Johnson's independent auditor since at least 1920. The Audit Committee believes that this long tenure results in higher quality audit work and greater operational efficiencies by leveraging PricewaterhouseCoopers LLP's deep institutional knowledge of our global operations and businesses, accounting policies and practices, and internal controls. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the audit firm's lead engagement partner every five years, the Audit Committee and its Chairman were directly involved in the selection of PricewaterhouseCoopers LLP's new lead engagement partner.

The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of our Company and our shareholders.

Audit and non-audit fees

The Audit Committee is responsible for the audit fee negotiations associated with the retention of PricewaterhouseCoopers LLP. The table below sets forth the aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP for 2023 and 2022 for audit and non-audit services (as well as all out-of-pocket costs incurred in connection with these services) and are categorized as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees. The nature of the services provided in each such category is described in the following table.

Actual fees (dollars in thousands)	2023	2022
Audit fees	$38,675	$43,995
Audit-related fees	15,745	32,620
Total audit and audit-related fees	54,420	76,615
Tax fees	1,900	1,100
All other fees	1,090	1,580
Total fees	$57,410	$79,295

Audit fees. Consists of professional services rendered for the audit of our consolidated financial statements, quarterly reviews, statutory audits, issuance of comfort letters and consents, and assistance with, and review of, documents filed with the SEC.

Audit-related fees. Consists of assurance and related services related to employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultation and audits in connection with acquisitions and dispositions including the Consumer Health separation, system pre-implementation reviews, internal control reviews, attest services that are not required by statute or regulation, advice as to the preparation of statutory financial statements, consultations concerning financial accounting and reporting standards and other audit-related costs.

Tax fees. Consists of tax compliance (review and preparation of U.S. corporate and international tax returns, assistance with tax audits, review of the tax treatments for certain expenses and transfer-pricing documentation for compliance purposes), state and local tax planning, and consultations with respect to various domestic and international tax matters.

All other fees. Consists of fees not included in the Audit, Audit-Related or Tax categories and includes accounting research software, benchmarking, assurance on non-financial metrics, market assessments, system and organization controls reports and other operational reviews.

Pre-approval of audit and non-audit services

Under the Audit and Non-Audit Services Pre-Approval Policy, as adopted by the Audit Committee in 2003, the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditor. The Policy, as described below, sets forth the procedures and conditions for such pre-approval of services to be performed by the independent auditor. The Policy utilizes both a framework of general pre-approval for certain specified services and specific pre-approval for all other services.

Each year, the Audit Committee is asked to pre-approve the engagement of the independent auditor and the projected fees for audit services, audit-related services (assurance and related services that are reasonably related to the performance of the auditor's review of the financial statements or that are traditionally performed by the independent auditor) and tax services (such as tax compliance, tax planning and tax advice) for the current year. In addition, the following specific routine and recurring other services also may be pre-approved generally for the current year, audits or reviews of third parties to assess compliance with contracts, assurance on non-financial metrics, and system and organization controls reports.

The fee amounts approved annually are updated to the extent necessary at the regularly scheduled meetings of the Audit Committee during the year. Additional pre-approval is required if actual fees for any service exceed the originally pre-approved amount by 5%, excluding the impact of currency translation.

If we want to engage the independent auditor for other services that are not considered subject to general pre-approval as described above, then the Audit Committee must approve such specific engagement as well as the projected fees. Additional pre-approval is required before any fees can exceed the fees approved for the specifically approved services.

If we wish to engage the independent auditor for additional services that have not been generally pre-approved as described above, then such engagement will be presented to the Audit Committee for pre-approval at its next regularly scheduled meeting. If the timing of the project requires an expedited decision, then we may ask the Chairman of the Audit Committee to pre-approve the engagement. Any such pre-approval by the Chairman is then reported to the other Committee members at the next Committee meeting. In any event, pre-approval of any engagement by the Audit Committee or the Chairman of the Audit Committee is required before the independent auditor may commence any engagement.

In 2023, there were no fees paid to PricewaterhouseCoopers LLP under a de minimis exception to the rules that waives pre-approval for certain non-audit services.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Shareholders and will be allowed to make a statement if they wish. Additionally, they will be available to respond to appropriate questions from shareholders during the Annual Meeting.

4 Shareholder proposal — gender-based compensation gaps and associated risks

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by the National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, beneficial owner of 27 shares of the Company's common stock. The affirmative vote of a majority of the shares voted at the Annual Meeting is required for approval of the shareholder proposal. The text of the proposal follows.

WHEREAS: Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.

The United States Department of Labor states that "equal pay" is required if persons of different genders "perform equal work in the same workplace," and that "all forms of compensation are covered, meaning not only pay, but also benefits."[1] The U.S. Equal Employment Opportunity Commission adds:[2]

> It is illegal for an employer to discriminate against an employee in the payment of wages or employee benefits on the bases of race, color, religion, sex (including gender identity, sexual orientation, and pregnancy), national origin, age (40 or older), disability or genetic information. Employee benefits include sick and vacation leave, insurance, access to overtime as well as overtime pay, and retirement programs.

Supporting Statement: Johnson & Johnson ("Company") provides health benefits to employees who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments, offering "coverage for surgery to change the sex of any employee diagnosed with gender identity disorder."[3] The Company boasts about its 100 percent score on the Human Rights Campaign's Corporate Equality Index ("CEI") and HRC's designation as a "Best Places to Work for LGBTQ+ Equality."[4]

Company policy *affirms* it is possible for dysphoria sufferers to transition to a different sex. Yet an increasing body of scientific evidence shows no benefits result from such treatments.[5] In the United States and Europe, the medical community is increasingly cautious about transitioning therapies and surgeries.[6][7]

Victims report transition treatments and surgeries and harmful. Examples include long-lasting or permanent outcomes like chronic pain, sexual dysfunction, unwanted hair loss or hair gain, menstrual irregularities, urinary problems, and other complications.[8] Rather than resolve health problems, "gender affirming" therapies often exacerbate them.[9] In such instances, those who desire to "detransition" cannot find medical care or insurance coverage, and are permanently mutilated.[10] Many of these sufferers litigate against those who misled or harmed them.[11][12]

HRC contemplates no accommodations for detransitioners or restorative health care for such individuals — instead, it denies there is need for such care.[13] Hence, the CEI-perfect Company appears to offer no such insurance coverage in its employee benefits — only for so-called "gender-affirming care," which includes a medical travel benefit.[14] Detransitioners are protected under "gender identity" and "sexual orientation" EEOC categories and therefore cannot be discriminated against.

RESOLVED: Shareholders request the board of directors issue a report by March 31, 2025 about compensation and health benefit *gaps*, which should include how they address dysphoria and detransitioning care across gender classifications, including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary and private information, litigation strategy and legal compliance information, and should be published on the Company's website.

1   https://www.employer.gov/EmploymentIssues/pay-and-benefits/Equal-pay/
2   https://www.eeoc.gov/prohibited-employment-policiespractices
3   https://www.careers.jnj.com/careers/what-makes-johnson-johnson-a-global-leader-in-diversity-inclusion.
4   https:/belong.jnj.com/2022/
5   https://www.foxnews.com/politics/crenshaw-grills-dem-witness-failure-name-one-study-citing-benefits-surgeries-trans-kids
6   https://www.wsj.com/articles/second-thoughts-on-gender-affirming-care-american-academy-pediatrics-doctors-review-medicine-a7173276
7   https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0
8   https://www.dailymail.co.uk/health/article-11629421/Half-trans-surgery-patients-suffer-extreme-pain-sexual-issues-years-later.html
9   https://www.dailymail.co.uk/femail/article-12250695/I-trans-surgery-woman-19-four-years-later-Im-man.html
10 https://thefederalist.com/2023/02/10/detransitioners-are-being-abandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/
11 https://public.substack.com/p/why-this-detransitioner-is-suing.
12 https://www.dailymail.co.uk/news/article-12310887/Young-North-Carolina-woman-sues-doctors-testosterone-age-17-saying-needed-therapy-not-double-mastectomy-latest-blockbuster-detransition-lawsuit.html
13 https://www.hrc.org/resources/myths-and-facts-battling-disinformation-about-transgender-rights
14 https://www.jnj.com/innovation/employee-benefits-that-help-make-johnson-johnson-a-great-company

✖ Board's statement in opposition to shareholder proposal

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

Johnson & Johnson has long been a leader in employee benefits programs, which remain among the best in our industry.

Johnson & Johnson has been a leader in employee benefits and support for more than a century. Since its founding in 1886, and consistent with Our Credo, Johnson & Johnson has built a legacy of caring for employees, whether it is advocating for better wages during the Great Depression, making childcare easier for employees or supporting employee military service members.

That commitment to support of our employees continues today and is reflected in our employee benefits, which remain among the best in our industry. As part of our total rewards philosophy, we offer competitive compensation and benefits to attract and retain top talent. We are committed to fairness and equitable treatment in our compensation and benefits for employees at all levels, and this commitment is evident in the benefit plans we provide to our employees and their families.

The proposal does not identify a gap in coverage with respect to the Company's benefits and the purported risk is not relevant to the Company's operations.

The proposal seeks a report addressing alleged compensation and health benefit gaps, including with respect to gender dysphoria and detransitioning care, but fails to identify any such gaps. To the contrary, our benefits programs do not draw distinctions on the basis of gender or other protected characteristics and do not exclude de-transitioning care. Further, we routinely poll our employees with respect to our benefits offerings; we receive consistently positive feedback, and this issue has not been identified as a potential concern within our employee base. The purported risks outlined in the supporting statement are theoretical and not relevant to the operations of the Company.

It is, therefore, recommended that shareholders vote **AGAINST** this proposal.

5 Shareholder proposal — impact of extended patent exclusivities on patient access

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by Mercy Investment Services, Inc., c/o Lydia Kuykendall, Director of Shareholder Advocacy, 2039 North Geyer Road, St. Louis, MO 63131, beneficial owner of at least $2,000 worth of shares of the Company's common stock. The affirmative vote of a majority of the shares voted at the Annual Meeting is required for approval of the shareholder proposal. The text of the proposal follows:

RESOLVED, that Johnson & Johnson ("JNJ") shareholders ask the Board of Directors to establish and report on a process by which the impact of extended patent exclusivities on product access would be considered in deciding whether to apply for secondary and tertiary patents. Secondary and tertiary patents are patents applied for after the main active ingredient/molecule patent(s) and which relate to the product. The report on the process should be prepared at reasonable cost, omitting confidential and proprietary information, and be made public.

SUPPORTING STATEMENT: Intellectual property protections on branded drugs play an important role in maintaining high prices and impeding access. When patent protection on a drug ends, generic manufacturers can enter the market, reducing prices. But branded drug manufacturers may try to delay generic competition by extending their exclusivity periods.

In part because of this behavior access to medicines is the subject of consistent and widespread public debate in the U.S. A 2021 Rand Corporation analysis concluded that U.S. prices for branded drugs were nearly 3.5 times higher than prices in 32 OECD member countries.[1] The Kaiser Family Foundation has "consistently found prescription drug costs to be an important health policy area of public interest and public concern."[2]

This high level of concern has driven policy responses. The Inflation Reduction Act empowers the federal government to negotiate some drug prices, and in fact some have argued it enacts significant patent reform, specifically around the issue this proposal seeks to understand. This comes from one important provision stating that the only drugs that can be considered for price negotiations are those with no generic competition, thus discouraging extended patent exclusivities.

One law firm asserts that "prevailing in a patent infringement lawsuit against a forthcoming competitor may no longer be as valuable for a branded drug company because high-expenditure single-source drugs are at risk of being selected for price negotiation if there is no generic or biosimilar competitor on the market."[3]

Additionally, there are 5 U.S. Senate bipartisan bills all aimed at addressing this issue:

1. Ensuring Timely Access to Generics Act of 2023 (S. 1067)
2. Expanding Access to Low-Cost Generics Act of 2023 (S. 1114)
3. Increasing Transparency in Generic Drug Applications Act of 2023 (S. 775)
4. Preserve Access to Affordable Generics and Biosimilars Act of 2023 (S. 142)
5. Stop STALLING Act of 2023 (S. 148)

Specifically, JNJ sells Remicade, a biologic drug that treats inflammatory disorders. Although biosimilar competitors have now launched,[4] Remicade has been cited as an example of a patent thicket, with over 100 patents.[5] With AbbVie, JNJ jointly markets cancer treatment Imbruvica, which had 165 patent applications and 88 granted patents as of July 2020.[6]

In our view, recent policy changes and reputational hits around bedaquiline availability[7] shows that a more thoughtful process could bolster JNJ's reputation and help avoid regulatory blowback resulting from high drug prices and perceptions regarding abusive patenting practices.

[1] https://www.rand.org/news/press/2021/01/28.html

[2] https://www.kff.org/health-costs/poll-finding/public-opinion-on-prescription-drugs-and-their-prices/

[3] https://www.akingump.com/en/insights/alerts/the-impact-of-the-inflation-reduction-act-of-2022-on-pharmaceutical-innovation-patent-litigation-and-market-entry

[4] See https://www.sec.gov/ix?doc=/Archives/edgar/data/0000200406/000020040622000022/jnj-20220102.htm, at 25.

[5] See https://www.bloomberg.com/news/articles/2017-09-07/this-shield-of-patents-protects-the-world-s-best-selling-drug

[6] http://www.i-mak.org/wp-content/uploads/2020/08/I-MAK-Imbruvica-Patent-Wall-2020-07-42F.pdf

[7] https://msfaccess.org/msf-calls-commitment-pharma-corporation-jj-not-enforce-extended-patents-lifesaving-tb-drug-main

✖ Board's statement in opposition to shareholder proposal

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

Johnson & Johnson uses patents to enable continued innovation in support of patient access and choice.

Each year, Johnson & Johnson invests billions of dollars in research and development to address the unmet health and medical needs of patients around the world, resulting in new innovation whose protection is critical to funding the next generation of innovation. In 2023, the Company invested approximately $15.1 billion in research and development. Patent protection helps promote innovation, access and affordability, and is critical to fulfilling our mission of changing the trajectory of health for humanity. Patent protection also provides a vital framework to help enable the development of innovative and life-changing treatments, cures and other healthcare technologies for patients and consumers around the world. Developing new medicines is an iterative process, involving continued progress that further benefits patients. Ongoing scientific advances and data gathered from product usage can foster "follow-on" innovations that make products better, safer or more useful, each of which can increase doctor and patient choice in available treatments and has the potential to improve patient outcomes. Patent protection supports, encourages and incentivizes research and development of follow-on pharmaceutical innovations, provided these new innovations reach the requisite criteria of being new, useful and non-obvious.

Johnson & Johnson has already demonstrated a strong commitment to expanding patient access to its products.

Johnson & Johnson recognizes that patient access to pharmaceutical products is a vital issue to our customers, which is why access to medicine is integrated into our overall corporate strategy. This fact is reflected in Our Credo, which drives thoughtful consideration of patient access in our day-to-day decision making. Patient access, as the proposal asserts, comprises both affordability and accessibility to the products used to treat the myriad of illnesses facing the global population. Patent protection neither inflates prices nor reduces competition – it facilitates reinvestment in additional clinical trials and new drug development. Reinvestment and follow-on innovation often results in the discovery of new forms and uses of existing chemical compounds or substances better suited to patient needs.

Given the Company's response to last year's shareholder proposal, existing public disclosures, commitment to global health equity, and our responsible approach to drug pricing and access, the Board believes the proposal would not provide meaningful new information to shareholders, is not necessary and therefore would not be in the best interests of the Company or its shareholders.

Despite this proposal receiving limited support in 2023, Johnson & Johnson increased its patent-related disclosures following the 2023 Annual Meeting of Shareholders.

Johnson & Johnson values feedback from our investors and continuously seeks opportunities to enhance our disclosures in ways that our stakeholders find valuable. Consistent with this philosophy, the Company provides information on its approach to intellectual property, including its use of patents, and the benefits to consumers, patients and governments as well as the healthcare industry in the Johnson & Johnson Position on intellectual property[1]. Additionally, each year, the Company publishes the U.S. Transparency Report[2] the Transparency Report, which demonstrates the Company's commitment to transparency and provides extensive disclosures on its responsible approach to pricing.

This same proposal was presented at our Annual Meeting of Shareholders in 2023 and the Company has had numerous engagements with the proponents. At the 2023 meeting, this proposal received 14.4% support. Despite the voting returns, we added simplified disclosure in the form of a patent table[3] for our major Innovative Medicine therapeutic products due to shareholder interest. Together, we believe our present disclosures address our investors' interests and reflect our continued commitment to transparency.

[1]   www.jnj.com/about-jnj/policies-and-positions/our-position-on-intellectual-property

[2]   https://transparencyreport.janssen.com

[3]   www.investor.jnj.com/files/pipeline-tables/us-patent-expiry-tables.pdf

It is, therefore, recommended that shareholders vote AGAINST this proposal.

Other information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board for the Annual Meeting of Shareholders. This Proxy Statement, proxy card and our 2023 Annual Report to shareholders are being distributed to our shareholders on or about March 13, 2024.

Shareholders entitled to vote and voting standard

Shareholders of record of our common stock at the close of business on February 27, 2024, are entitled to notice of, and to vote at, our Annual Meeting and at any adjournments or postponements of the Annual Meeting. Each share of common stock entitles its owner to one vote. On February 27, 2024, there were 2,409,783,054 shares outstanding.

To constitute a quorum, a majority of the shares entitled to vote must be represented in person or by proxy at the Annual Meeting. Approval of each voting item, including the election of Directors, requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of determining the number of votes cast with respect to these matters, only those cast "For" or "Against" are included; abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the Annual Meeting.

How to vote

You are encouraged to vote in advance of the Annual Meeting using one of the following voting methods.

Make sure you have your Notice, proxy card or vote instruction form in hand and follow the instructions.

Registered Shareholders: Shareholders who hold their shares directly with our stock registrar, Computershare, can vote any one of four ways:

 To vote **VIA THE INTERNET** *prior to the meeting,* go to the website listed on your proxy card or notice.

 To vote **BY PHONE,** call the telephone number specified on your proxy card or on the website listed on your notice.

 If you vote via the internet or by telephone, your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on April 24, 2024, except with respect to shares held in a Johnson & Johnson employee savings plan, which must be submitted by 5:00 p.m. Eastern Time on April 23, 2024. See Johnson & Johnson Employee Savings Plans on page 132 for voting instructions regarding shares held under our savings plans.

 If you received paper copies of your proxy materials, mark, sign, date and return your proxy card in the postage-paid envelope provided to vote **BY MAIL.**

 To vote **DURING THE VIRTUAL MEETING,** visit www.virtualshareholdermeeting.com/JNJ2024 and use your 16-digit control number.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by using one of the methods described above.

Beneficial Shareholders: Shareholders who hold their shares beneficially through an institutional holder of record, such as a bank or broker (sometimes referred to as holding shares "in street name"), will receive voting instructions from that holder of record. If you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the holder of record of your shares and present it at the Annual Meeting.

Annual Meeting of Shareholders attendance

The 2024 Annual Meeting will be held online in a virtual format.

Shareholders as of the record date may attend, vote and submit questions virtually at our Annual Meeting of Shareholders by logging in at www.proxyvote.com/JNJ. To log in, shareholders (or their authorized representatives) will need the 16-digit control number provided on your Notice, on your proxy card or in the voting instructions that accompanied your proxy materials. On the day of the meeting shareholders should log into www.virtualshareholdermeeting.com/JNJ2024.

If you are unable to locate your 16-digit control number, please call Shareholder Meeting Registration Phone Support (toll free) at 844-983-0876 or (international toll call) at 303-562-9303, or email AnnualMeeting@its.jnj.com for assistance.

Other matters

The Board does not intend to bring other matters before the Annual Meeting except items incident to the conduct of the Annual Meeting, and we have not received timely notice from any shareholder of an intent to present any other proposal at the Annual Meeting. On any matter properly brought before the Annual Meeting by the Board or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment.

Notice and access

We distribute proxy materials to many shareholders via the internet under the SEC's "Notice and Access" rules to save costs and paper. Using this method of distribution, on or about March 13, 2024, we mailed the Important Notice Regarding the Availability of Proxy Materials (Notice) that contains basic information about our 2024 Annual Meeting and instructions on how to view all proxy materials and vote electronically via the internet. If you receive the Notice and prefer to receive the proxy materials by regular mail or e-mail, follow the instructions in the Notice for making this request and the materials will be sent promptly to you via the preferred method. If you prefer to vote by phone rather than internet, the website listed on the Notice (www.proxyvote.com/JNJ) has instructions for voting by phone.

Proxy voting

Your proxy authorizes another person to vote your shares on your behalf at the Annual Meeting. If your valid proxy is timely received by internet, telephone or mail, the persons designated as proxies will vote your shares per your directions. We have designated two of our executive officers as proxies for the 2024 Annual Meeting of Shareholders: J. Wolk and E. Forminard.

Should any other matter not referred to in this Proxy Statement properly come before the Annual Meeting, the designated proxies will vote in their discretion. If any Director nominee should refuse or be unable to serve due to an event that is not anticipated, your shares will be voted for the person designated by the Board to replace such nominee or, alternatively, the Board may reduce the number of Directors on the Board.

Effect of not casting your vote

Proxies that are signed and returned but do not contain voting instructions will be voted:

- **FOR Item 1:** the election of our 13 Director nominees.
- **FOR Item 2:** the advisory vote to approve the compensation of our named executive officers.
- **FOR Item 3:** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
- **AGAINST Items 4-5:** the shareholder proposals.
- In the best judgment of the named proxy holders if any other matters are properly brought before the Annual Meeting.

Revoking your proxy or changing your vote

Registered shareholders can change your proxy vote or revoke your proxy at any time before the Annual Meeting by:

• Returning a signed proxy card with a later date.

• Authorizing a new vote electronically through the internet or telephone.

• Delivering a written revocation of your proxy to the Office of the Corporate Secretary at our principal office address before your original proxy is voted at the Annual Meeting.

• Submitting a ballot virtually at the Annual Meeting.

Beneficial shareholders can submit new voting instructions by following specific directions provided by your bank, broker or other holder of record. You can also vote during the Annual Meeting if you obtain a legal proxy from your bank, broker or other holder of record.

Your personal attendance at the virtual Annual Meeting does not revoke your proxy. Unless you vote at the Annual Meeting, your last valid proxy prior to or at the Annual Meeting will be used to cast your vote.

Johnson & Johnson employee savings plans

If you hold shares in a Johnson & Johnson employee savings plan, you will receive one proxy card or Notice that covers the shares held for you in your savings plan, as well as any other shares registered directly in your name (but not shares held beneficially through a bank, broker or other holder of record). If you submit voting instructions for the plan shares via the internet, by telephone or by mail, as described above, by 5:00 p.m. Eastern Time on April 23, 2024, the Trustee of your savings plan will vote your shares as you have directed. Your voting instructions will be kept confidential. It is important that you direct the Trustee how to vote your shares. In accordance with the terms of your respective Johnson & Johnson savings plan, you are the named fiduciary for shares held in your savings plan and have the right to direct the Trustee with respect to those shares. If you do not direct the plan Trustee how to vote your shares, the Trustee will vote your shares in direct proportion to the votes cast for all shares held in that plan for which voting instructions were provided by other plan shareholders if the voted shares are at five percent (5%) or above of allocated shares. If the voted shares in that plan are less than five percent (5%) of allocated shares, the Trustee may vote any undirected shares at its discretion.

Participants in a Johnson & Johnson employee savings plan may attend the Annual Meeting of Shareholders. However, shares held in those plans can only be voted as described herein and cannot be voted at the Annual Meeting.

Proxy solicitation

In addition to the solicitation of proxies by mail, several regular employees of the Johnson & Johnson family of companies may solicit proxies in person or by telephone. We have also retained the firm of Morrow Sodali LLC to aid in the solicitation of banks, brokers and institutional and other shareholders for a fee of approximately $20,000, plus reimbursement of expenses. We will bear all costs of the solicitation of proxies. Any registered shareholder voting by proxy card may substitute the name of another person in place of the persons presently named as proxies. In order to vote, a substitute proxy must present adequate identification to a representative of the Office of the Corporate Secretary.

Reduce duplicate mailings

We have adopted a procedure approved by the SEC called "householding." Under this procedure, registered shareholders who have the same address and last name and who receive either notices or paper copies of the proxy materials in the mail will receive only one copy of our proxy materials, or a single envelope containing the notices, for all shareholders at that address. This consolidated method of delivery continues until one or more of these shareholders notifies us that they would like to receive individual copies of proxy materials. This procedure reduces our printing costs and postage fees. Shareholders who participate in householding continue to receive separate proxy cards or notices for voting their shares.

Registered shareholders who wish to discontinue householding and receive separate copies of proxy materials may notify Computershare by calling (800) 328-9033 or may send a written request to the Office of the Corporate Secretary at the address of our principal office.

Beneficial shareholders may request information about householding from your bank, broker or other holder of record.

Electronic access to proxy materials

This Proxy Statement and our 2023 Annual Report are available at www.investor.jnj.com/asm. If you received paper copies of this year's Proxy Statement and Annual Report by mail, you can elect to receive an e-mail message in the future that will provide a link to those documents and voting instructions on the internet. By opting to access your proxy materials via the internet, you will:

• Gain faster access to your proxy materials.

• Help save on our production and mailing costs.

• Reduce the amount of paper mail you receive.

• Help preserve environmental resources.

If you have enrolled in the electronic access service previously, you will continue to receive your proxy materials by e-mail unless and until you elect an alternative method of delivery.

Registered shareholders may enroll in the electronic proxy and Annual Report access service for future Annual Meetings of Shareholders by registering at www.computershare-na.com/green. If you vote via the internet, simply follow the prompts that link you to that website.

Beneficial shareholders who wish to enroll for electronic access may register at enroll.icsdelivery.com/jnj, or by following instructions for e-delivery from your broker or other holder of record.

Notice to investors concerning forward-looking statements

This Proxy Statement contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson. Risks and uncertainties include, but are not limited to: economic factors, such as interest rate and currency exchange rate fluctuations; competition, including technological advances, new products and patents attained by competitors; challenges inherent in new product research and development, including uncertainty of clinical success and obtaining regulatory approvals; uncertainty of commercial success for new and existing products; challenges to patents; the impact of patent expirations; the ability of the Company to successfully execute strategic plans, including restructuring plans; the impact of business combinations and divestitures; manufacturing difficulties or delays, internally or within the supply chain; product efficacy or safety concerns resulting in product recalls or regulatory action; significant adverse litigation or government action, including related to product liability claims; changes to applicable laws and regulations, including tax laws and global healthcare reforms; trends toward healthcare cost containment; changes in behavior and spending patterns of purchasers of healthcare products and services; financial instability of international economies and legal systems and sovereign risk; increased scrutiny of the healthcare industry by government agencies; the potential failure to meet obligations in compliance agreements with government bodies; the Company's ability to realize the anticipated benefits from the separation of Kenvue Inc.; and Kenvue Inc.'s ability to succeed as a standalone publicly traded company. A further list and descriptions of these risks, uncertainties and other factors can be found in Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including in the sections captioned "Cautionary Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors," and in Johnson & Johnson's subsequent Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Copies of these filings are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Any forward-looking statement made in this Proxy Statement speaks only as of the date of this Proxy Statement. Johnson & Johnson does not undertake to update any forward-looking statement as a result of new information or future events or developments.

Contacting the Board, individual Directors and committees

You can contact any of the Directors, including the Lead Director, by writing to them c/o Johnson & Johnson, Office of the Corporate Secretary, One Johnson & Johnson Plaza, New Brunswick, NJ 08933. Employees and others who wish to contact the Board or any member of the Audit Committee to submit good faith complaints regarding fiscal improprieties, internal accounting controls, accounting or auditing matters, may do so anonymously by using the address above. You can also use the on-line submission forms on our website to contact the Board and the Audit Committee. Our process for handling communications to the Board or the individual Directors has been approved by the independent Directors and can be found at www.investor.jnj.com/governance/corporate-governance-overview.

Shareholder proposals, director nominations by shareholders and other items of business

Address to submit a shareholder proposal or director nomination:

Proposals and other items of business should be directed to the attention of the Office of the Corporate Secretary at the address of our principal office: One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Type of proposal	Deadline	Submission requirements
Shareholder Proposal To be included in our Proxy Statement and proxy card for the 2025 Annual Meeting of Shareholders	November 13, 2024	Must comply with Rule 14a-8 under the U.S. Securities and Exchange Act of 1934, as amended
Proxy Access Nominee Shareholder nomination of a Director to be included in our Proxy Statement and proxy card for the 2025 Annual Meeting of Shareholders pursuant to our proxy access By-Law	Between October 14, 2024 and November 13, 2024	Must include the information specified under our By-Laws
Advance Notice Provisions for Item of Business Business proposal not intended to be included in our Proxy Statement and proxy card for the 2025 Annual Meeting of Shareholders	Between October 14, 2024 and November 13, 2024	Must include the information specified under our By-Laws
Advance Notice Provisions for Director Nominee Shareholder nomination of a Director not pursuant to our proxy access By-Law	Between October 14, 2024 and November 13, 2024, with any additional information required by Rule 14a-19 of the Exchange Act due by February 24, 2025	Must include the information specified under our By-Laws and as required by Rule 14a-19

Our By-Laws can be found at www.investor.jnj.com/governance/corporate-governance-overview.

Corporate governance materials

The Company's main corporate website address is www.jnj.com. This Proxy Statement, the 2023 Annual Report and all of the Company's other SEC filings are also available on the Company's website at www.investor.jnj.com/financials/sec-filings/ as soon as reasonably practicable after having been electronically filed or furnished to the SEC. All SEC filings are also available at the SEC's website at www.sec.gov.

Investors and the public should note that the Company also announces information at www.factsaboutourprescriptionopioids.com, www.factsabouttalc.com and www.LLTmanagementinformation.com. We use these websites to communicate with investors and the public about our products, litigation and other matters. It is possible that the information we post to these websites could be deemed to be material information. Therefore, we encourage investors and others interested in the Company to review the information posted to these websites in conjunction with www.jnj.com, the Company's SEC filings, press releases, public conference calls and webcasts.

In addition, the Restated Certificate of Incorporation, as amended, By-Laws, the written charters of the Audit Committee, the Compensation & Benefits Committee, the Nominating & Corporate Governance Committee, the Regulatory Compliance & Sustainability Committee and the Science & Technology Committee of the Board of Directors and the Company's Principles of Corporate Governance, Code of Business Conduct (for employees), Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers and other corporate governance materials are available on the Company's website at www.investor.jnj.com/corporate-governance and will be provided without charge to any shareholder submitting a written request, as provided above. The information on www.jnj.com, www.factsaboutourprescriptionopioids.com, www.factsabouttalc.com and www.LLTmanagementinformation.com is not, and will not be deemed, a part of this Proxy Statement or incorporated into any other filings the Company makes with the SEC.

Helpful websites

Company	www.jnj.com
Annual Meeting materials	www.investor.jnj.com/asm
Board of Directors	www.investor.jnj.com/governance/corporate-governance-overview
Certificate of Incorporation and By-Laws	www.investor.jnj.com/governance/corporate-governance-overview
Contact the Board	www.investor.jnj.com/governance/corporate-governance-overview
Corporate governance	www.investor.jnj.com/governance/corporate-governance-overview
Diversity, Equity & Inclusion Impact Review	belong.jnj.com/
Enterprise Business Review	jnjbusinessreview.q4ir.com/
ERM Framework	www.jnj.com/about-jnj/enterprise-risk-management-framework
ESG resources	www.jnj.com/esg-resources
Health for Humanity Report	healthforhumanityreport.jnj.com
Investor relations	www.investor.jnj.com
Janssen U.S. Transparency Report	transparencyreport.janssen.com
Opioids	www.factsaboutourprescriptionopioids.com
Political engagement	www.investor.jnj.com/political-engagement
SEC filings	www.investor.jnj.com/financials/sec-filings
Talc	www.factsabouttalc.com; www.LLTmanagementinformation.com

Johnson&Johnson

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